2023
proxy statement



Message from the Chief Executive Officer

Dear Stockholders:

When I took over as CEO three years ago, I outlined a strategic plan to accelerate value creation and position our business for long-term sustainable growth.

Soon after, we transformed our global operating model to better serve our customers. We invested in innovation to further strengthen our core business while beginning to expand our portfolio into attractive adjacencies. We made significant investments in our IT infrastructure to become a more digital company. And we announced a three-year value creation plan, including a commitment to return $16 billion of capital to our stockholders.

Our team executed well against these priorities—and HP is a much stronger company today as a result. We exceeded each of the key targets set in our value creation plan, while significantly reducing our structural costs and strengthening our position in key growth areas.

Of course, we also navigated a volatile and complex macro environment. And as we have faced challenges, we have embraced them as opportunities to improve our performance.

This is exactly what we did in 2022, and it's what you can expect from us moving forward. Because as far as we have come as a company, we see significant opportunities ahead to build on our progress and create value for our customers, shareholders and other stakeholders.

Fiscal Year 2022 Highlights

We delivered solid results in 2022 – with revenue of $63 billion – even in the face of tough market conditions that worsened in the second half of the year.

Importantly, our key growth businesses each delivered double-digit organic growth. And we continued to build a more growth-oriented portfolio through M&A with the completion of our acquisition of Poly.

We generated non-GAAP free cash flow[1] of $3.9 billion, while returning $5.3 billion to shareholders in the form of share repurchases and dividends.

And we continued to differentiate HP as one of the world's most trusted brands. This is a key competitive advantage in the market, as more customers make purchasing decisions based on our commitment to climate action, human rights, diversity, equity and inclusion, and digital equity. Our efforts garnered widespread recognition, including the "100 Most Sustainable Companies" by *Barron's*, "Best Workplaces for Women" by *Fortune*, "America's Most Just Companies" by JUST Capital and CNBC and, for the fourth consecutive year, "America's Most Responsible Company" by *Newsweek*.

Our Next Phase of Growth

As we look toward the future, our sights are set on unlocking our next phase of value creation and growth.

That's why, last November, we announced our Future Ready plan. It's designed to develop the portfolio and operational capabilities needed to win in our markets and further reduce our structural costs. We expect to generate at least $1.4 billion in gross annualized run rate savings by the end of our 2025 fiscal year, helping us to mitigate near-term headwinds while maintaining investments in long-term growth.

Future Ready Portfolio

A key area of investment is focused on building a more growth-oriented portfolio. We see significant opportunity to drive long-term growth across our Gaming, Hybrid Systems, Workforce Services & Solutions, Consumer Subscriptions, and Industrial Graphics and 3D businesses. And we are focused on segments of the market where we can drive significant competitive advantage and meet a wider range of customer needs.



" The progress we have made over the past three years gives me confidence in the direction we are heading."

[1] Non-GAAP free cash flow is a non-GAAP financial measure. Please refer to "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 90 for a description and reconciliation of this non-GAAP financial measure relative to the reported GAAP financial measure.

Hybrid work is a great example. We believe our HP and Poly portfolio, combined with our expansion in software and services, will help create entirely new customer experiences and expand our addressable market. We have an equally attractive opportunity to scale our services and subscriptions offerings. There is growing demand for new consumption models, and last year we created a dedicated business unit focused on building lifetime customer relationships and driving recurring revenue.

To help fund investments in our growth areas, we are simplifying our portfolio and zeroing in on businesses where we can drive significant competitive advantage and market leadership.

Future Ready Operations

As we strengthen our portfolio, we're supporting it with Future Ready operations.

A big part of this is continuing the process of digitizing the company. Our infrastructure investments have driven greater productivity, speed and efficiency. And this new digital backbone is already improving our execution—from creating a more flexible and resilient supply chain, to further enhancing our customer support and go-to-market capabilities. It is also enabling new customer value propositions, such as personalized services and solutions that are key to our growth strategy.

At the same time, we are driving operational excellence across every facet of our business. In a company of our size, we believe we have opportunities to further improve execution and reduce costs. And we plan to continue optimizing our performance by unlocking efficiencies, simplifying organizational structures, and removing unnecessary spend.

Future Ready HP

The road ahead won't be easy. At times like these, companies must find ways to navigate through choppy waters while steering their ship toward brighter days.

This is exactly the approach we're taking at HP—controlling what we can control through disciplined execution and cost management, while reinvesting in our growth priorities and digital transformation.

All of this will be underpinned by our unwavering commitment to the HP Way. Our people, culture and values have long been core to our success—and I continue to believe that how we do things is just as important as what we do. That's why we're creating a culture where diverse talent can come to do the best work of their careers while making a positive impact around the world through our Sustainable Impact strategy.

The progress we have made over the past three years gives me confidence in the direction we are heading. And I believe the actions we're taking to create a Future Ready HP will drive profitable long-term growth and value creation for our stakeholders.

Saludos,

Enrique Lores
President and CEO

Message from the Chairman

To our Stockholders:

We are pleased to invite you to attend HP Inc's annual meeting of stockholders to be held on Monday, April 24, 2023 at 2:00 p.m., Pacific Time. This year's annual meeting will be a virtual meeting of stockholders, conducted via live audio webcast.

During fiscal 2022, HP delivered solid results in spite of what evolved into a challenging macroeconomic backdrop in the second half of the year. While we foresee potentially challenging times ahead due to the uncertain macroeconomic outlook, the Board remains confident that our CEO, Enrique Lores, and his team will guide HP through this environment, building on their track record of consistently delivering on their commitments. We believe that under their management HP remains well positioned to weather the obstacles ahead, while leveraging our world class talent, IP, and scale to continue capitalizing on key growth opportunities.

Importantly, we have stayed true to HP's values, with sustainable impact remaining a priority. In 2022, we were the only technology company globally to receive "A" ratings across CDP's Climate, Forests and Water lists. We continue to make strides in our diversity, equity, and inclusion initiatives, with women representing 33.3% of HP's full-time executive positions globally and 46.4% of our U.S. hires in fiscal 2022 being ethnically diverse. For additional information about HP's sustainability and social initiatives, please refer to "Sustainable Impact" and "Our Approach to ESG" in the accompanying Proxy Statement.

HP also has one of the most diverse boards in the tech industry, with 69% of our members identifying as gender and/or ethnically diverse individuals. In addition, three out of four committee chairs are female. We know that having the right mix of backgrounds, skills, and experience is key to the success and effectiveness of the Board. We believe the skills and experience represented on the Board are matched to HP's needs as it operates in a dynamic environment in a broad array of markets around the globe. Further details about our directors and HP's corporate governance policies and practices are included in the accompanying Proxy Statement under "Corporate Governance and Board of Directors."

Your vote is important. Regardless of whether you participate in the annual meeting, we hope you vote as soon as possible. You may vote by proxy online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card. Voting online or by phone, written proxy or voting instruction card ensures your representation at the annual meeting regardless of whether you attend the virtual meeting.

For details about how to attend the meeting online, submit questions before or during the meeting, and information on the business to be conducted at the annual meeting, please refer to the accompanying Notice of Annual Meeting and Proxy Statement.

Thank you for your ongoing support of, and continued interest in, HP Inc.

Sincerely,

Charles "Chip" V. Bergh
Chairman of the Board



" We believe the skills and experience represented on the Board are matched to HP's needs as it operates in a dynamic environment in a broad array of markets around the globe."

Notice of Annual Meeting of Stockholders

This notice of annual meeting, proxy statement and form of proxy for HP Inc. ("HP" or the "Company") are being distributed and made available on or about February 24, 2023.


Time and Date
2:00 p.m., Pacific Time, on Monday, April 24, 2023


Place
Online at
www.virtualshareholdermeeting.com/HPQ2023


Record Date
February 23, 2023

Items of Business

Board Proposals		Board Recommendation	Page
1	To elect the 13 Directors named in this proxy statement	✓ FOR each director nominee	13
2	To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 31, 2023	✓ FOR	44
3	To approve, on an advisory basis, the Company's named executive officer compensation ("say on pay" vote)	✓ FOR	46
4	To approve, on an advisory basis, the frequency of future "say on pay" votes	✓ ONE YEAR	76
Stockholder Proposal			
5	To consider and vote on a stockholder proposal described in this proxy statement, if properly presented at the meeting	✗ AGAINST	79
Such other business as may properly come before the meeting			

Voting

Internet
www.proxyvote.com/HP
prior to the meeting

Telephone
1-800-690-6903

During the meeting please visit
www.virtualshareholdermeeting.com/
HPQ2023

Mail
You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. Return the card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 24, 2023. The definitive proxy statement and HP Inc.'s 2022 Annual Report are available electronically at www.proxyvote.com/HP.

Virtual Meeting Admission

Stockholders of record as of February 23, 2023, will be able to participate in the annual meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/ HPQ2023. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker, or other nominee that holds your shares.

The annual meeting will begin promptly at 2:00 p.m., Pacific Time. Online check-in will begin at 1:30 p.m., Pacific Time, and you should allow ample time for the online check-in procedures.

Annual Meeting Website

The online format used by HP Inc. for the annual meeting also allows us to communicate more effectively with you. Stockholders can submit questions in advance of the annual meeting, by visiting our annual meeting website at www.proxyvote.com/HP. Stockholders can also access copies of our proxy statement and annual report at the annual meeting website.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

By order of the Board of Directors,

Rick Hansen
Deputy General Counsel, Corporate, and Corporate Secretary

Your vote is very important. Regardless of whether you plan to virtually attend the annual meeting, we hope you will vote as soon as possible. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. Stockholders of record and beneficial owners will be able to vote their shares electronically at the annual meeting (other than shares held through the HP Inc. 401(k) Plan, which must be voted prior to the meeting). For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers—Voting Information" beginning on page 81 of the proxy statement.

Proxy Statement Summary

The following is a summary of certain key disclosures in our proxy statement. This is only a summary, and it may not contain all the information that is important to you. For more complete information, please review the proxy statement as well as our 2022 Annual Report on Form 10-K. References to "HP," "the Company," "we," "us" or "our" refer to HP Inc. (formerly known as Hewlett-Packard Company ("HP Co.")).

Item 1 — Election of Directors

- 12 of our 13 Director nominees are independent, including six women and six director nominees who identify as racially/ethnically diverse.
- Our Board is led by an independent Chairman.
- Key information regarding all 13 of our Board nominees is summarized in the table below.

✓ The Board recommends a vote FOR each Director nominee

➤ Further information beginning on page 13.

Item 2 — Ratification of Independent Registered Public Accounting Firm

- The Audit Committee of the Board has selected Ernst & Young LLP to act as HP's independent registered public accounting firm for the fiscal year ending October 31, 2023 and seeks ratification of the selection.

✓ The Board recommends a vote FOR this Proposal

➤ Further information beginning on page 44.

Item 3 — Advisory Vote to Approve Named Executive Officer Compensation ("Say on Pay" Vote)

- Our Board and the HRC Committee are committed to an executive compensation program that aligns the interests of our executives with those of our stockholders. To fulfill this mission, we have a pay-for-performance philosophy that drives decisions regarding executive compensation.
- Our compensation programs have been structured to balance near-term results with long-term success, mitigate risks, and enable us to attract, retain, focus, and reward our executive team for delivering stockholder value.

✓ The Board recommends a vote FOR this Proposal

➤ Further information, including an overview of the compensation of our Named Executive Officers ("NEOs"), beginning on page 46.

Item 4 — Advisory Vote on the Frequency of Future "Say on Pay" votes

- Our stockholders currently have the opportunity to participate annually in an advisory vote on our named executive officer compensation.
- The Board believes that annual voting on HP's executive compensation sets the correct ongoing cadence for dialogue between HP and its stockholders on executive compensation matters.

✓ The Board recommends a vote of ONE YEAR for this Proposal

➤ Further information beginning on page 76.

Item 5 — Stockholder Proposal: Right to Act by Written Consent

- This stockholder proposal requests that HP's Board take such steps as may be necessary to permit written consent by stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon were present and voting.

✗ The Board recommends a vote AGAINST this Proposal

➤ Further information beginning on page 79.

Business Highlights

HP Inc. is a leading global provider of personal computing and other access devices, imaging and printing products, and related technologies, solutions, and services. We sell to individual consumers, small- and medium-sized businesses and large enterprises, including customers in the government, health, and education sectors. We have three reportable segments: Personal Systems, Printing and Corporate Investments. The Personal Systems segment offers commercial and consumer desktops and notebooks, workstations, thin clients, commercial mobility devices, retail point of sale systems, displays, hybrid systems (including video conferencing solutions, cameras, headsets, voice and related software capabilities), software, support and services. The Printing segment provides consumer and commercial printer hardware, supplies, solutions and services. Corporate Investments include certain business incubation and investment projects.

For our overall strategy, our priorities are strengthening our core, accelerating in adjacencies, disrupting new markets, driving digital transformation and delivering long term sustainable growth. We are focused on advancing our leadership in our core personal systems and printing markets, while continuing to modernize these businesses to excel in the hybrid world. We plan to invest in additional growth areas where our brand and IP provide a competitive advantage to disrupt industries. We strive to transform how we work and to become a more digitally powered and data enabled company, and significantly reduce structural costs. We have an incredible channel network, passionate employees and a culture committed to being Future Ready.

Building a Stronger HP


Long-term Goals
Financial
Portfolio
Transform / digital
Sustainable impact
Talent and culture
Strategic Priorities
Strengthening
our core
Accelerating
in adjacencies
Disrupting
new markets
Driving
digital transformation
Delivering
long -term sustainable growth



FY22 performance highlights

Net revenue
By key segment and business unit



$63.0 billion

- 70% Personal systems
- 30% Printing

$5.5 billion
non-GAAP operating profit[1]

$3.9 billion
non-GAAP free cash flow[1]

Scale and Reach



Market leader
#1 or #2
In either Print or PC in 48 countries[2]



Innovation & IP
28k+
Patents



Scale
185/58k
Countries/Employees[3]



[1] Non-GAAP operating profit and non-GAAP free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 90 for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures.

[2] Source: IDC Worldwide Quarterly Hardcopy Peripherals Tracker, Q3 2022 and IDC Worldwide Quarterly Personal Computing Device Tracker, Q3 2022.

[3] As of October 31, 2022.

Key Growth Areas



Gaming



Hybrid Systems



Consumer Subscriptions



Industrial Graphics and 3D



Workforce Services and Solutions

Future Ready



Enabling increased investment in our key growth areas to drive long term value creation by the end of fiscal 2025

Digital Transformation

Portfolio Optimization

Operational Excellence

Sustainable Impact

At HP, we believe how we do things is just as important as what we do. Through our Sustainable Impact program, we incorporate efforts to tackle key issues in Climate, Human Rights, and Digital Equity.

Our strategy


Carbon emissions
Circularity
Forests

Climate action

Drive toward a net zero carbon, fully regenerative economy while engineering a sustainable portfolio of products and solutions.


Empowered workers
Culture of inclusion and belonging
Social justice, racial and gender equity

Human rights

Create a powerful culture of diversity, equity, and inclusion. Advance human rights, social justice, and racial and gender equality across our ecosystem.


Education
Healthcare
Economic opportunity

Digital equity

Lead in activating and innovating holistic solutions that break down the digital divide that prevents many from accessing the education, jobs, and healthcare needed to thrive. Drive digital inclusion to transform lives and communities.







For more information about our Sustainable Impact agenda, and to reach our annual Sustainable Impact Report, please see the Sustainability section of our website at https://www.hp.com/us-en/hp-information/sustainable-impact.html (which is not incorporated by reference herein).

Our Sustainable Impact Report includes disclosures aligned with the following ESG frameworks: Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD), Global Reporting Initiative (GRI), and the World Economic Forum International Business Council (WEF IBC).

The Board and its committees actively oversee HP's Sustainable Impact, strategy and related risks. For information regarding the Board's role in overseeing HP's Sustainable Impact, please refer to "Spotlight on Board Oversight of ESG" on page 34.

Recognition



Ranked 1st in America for environmental, social and governance performance for the 4th year in a row



Only tech company globally to receive a Triple A score across Climate, Forests and Water lists



Named one of the 100 Most Sustainable Corporations in the World for the 8th year in a row



Recognized as one of the World's Most Ethical Companies for the 3rd year in a row



Recognized for the 5th year in a row (3rd year for Sustained Excellence)



Member of the DJSI World and DJSI North America Indices in 2022, ranking 1st in the industry and listed on the world index for the 11th year in a row

Received a score of 100% on the Human Rights Campaign 2021 Corporate Equality Index for LGBTQ Equality



Included in the top 10 companies by revenue for clean energy for the 4th year in a row



Named for the 5th year in a row



Earned a Platinum Recognition level, the 13th consecutive year HP has been recognized



100% score on the Disability Equality Index as a Best Place to Work for Disability Inclusion for the 7th year in a row

* "World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.

Participating in Our Annual Meeting

HP's current virtual format allows stockholders to submit questions and comments in our stockholder forum both before and during the meeting. We respond to all stockholder submissions received through the forum in writing on our investor relations website.

The virtual meeting format allows our stockholders to engage with us no matter where they live in the world and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer. We are able to reach a base of stockholders that is broader than just those who can travel to an in-person meeting. The virtual meeting gives us the opportunity to respond in thoughtful detail to every question our stockholders may have, rather than just the limited number of questions stockholders are able to ask at in-person meetings, which are answered without an opportunity for further information gathering or meaningful reflection. All of these benefits of a virtual meeting allow all of our stockholders to engage with HP.

Stockholders can submit questions in advance of the annual meeting by visiting our annual meeting website at www.proxyvote.com/HP. All questions received, both during and prior to the meeting, are presented as submitted, uncensored and unedited except for certain personal details for data protection purposes. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. Please visit our HP investor events page at https://investor.hp.com to read previously answered questions.

Please join us for our Virtual Annual Meeting at www.virtualshareholder meeting.com/HPQ2023.

To participate in the annual meeting, you will need the **16-digit control number** included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials.



We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

1-855-449-0991 (Toll-free)
1-720-378-5962 (Toll line)

Table of Contents

Corporate Governance and Board of Directors



Board proposal no. 1

Election of directors

The board recommends a vote for each director nominee.

The Board of Directors of HP Inc. (the "Board") currently consists of 13 Directors. On the recommendation of the Nominating, Governance and Social Responsibility ("NGSR") Committee, the Board has nominated the 13 persons named below for election as Directors this year, each to serve for a one-year term and until the Director's successor is elected and qualified or, if earlier, until his or her resignation or removal.

Vote Required

Each Director nominee who receives more "FOR" votes than "AGAINST" votes representing shares of HP common stock present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

If you sign your proxy card but do not give instructions with respect to voting for Directors, your shares will be voted by Enrique Lores, Julie Jacobs and Rick Hansen (or any one of them), as proxy holders, FOR the election of all 13 Board nominees. If you wish to give specific instructions with respect to voting for Directors, you may do so by indicating your instructions when you vote via Internet or by telephone, or on your proxy card or voting instruction card.

Director Election Voting Standard and Resignation Policy

We have adopted a policy whereby any incumbent Director nominee who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election will tender his or her offer of resignation for consideration by the NGSR Committee. The NGSR Committee will then make a recommendation to the Board regarding the appropriate response to such an offer of resignation.

Who We Are

Overview

Our Directors bring a diverse mix of highly relevant and complementary skills, experiences and backgrounds, which facilitates strong oversight of HP's management and HP's strategy. In 2021, the Board added three new directors: Bruce Broussard; Judith "Jami" Miscik; and Kim K.W. Rucker and during 2022, the Board refreshed its committee leadership by appointing Kim K.W. Rucker as Chair of the NGSR Committee and Richard Clemmer as the Chair of the Finance, Investment and Technology ("FIT") Committee. Ms. Rucker, who has served as general counsel and as a director at public companies across multiple industries, contributes a broad knowledge of law, corporate governance and regulatory matters. Mr. Clemmer has served as CEO of multiple technology companies, as a director for several public technology companies, and has proven he has extensive experience in investment and other strategic transactions.

Our Director Nominees

Name and principal occupation	Age	HP director since	Committees	Other current public company/ public registrant boards
Aida M. Alvarez Independent Consultant; Former Administrator, U.S. Small Business Administration & Presidential Cabinet Member	73	2016	H N	Stride, Inc. Fastly, Inc. Bill.com Holdings, Inc.
Shumeet Banerji Independent Co-Founder and Partner, Condorcet, LP	63	2011	H N	Reliance Industries Ltd.
Robert R. Bennett Independent Managing Director, Hilltop Investments, LLC	64	2013	A F	Warner Bros. Discovery, Inc. Liberty Media Corporation
Charles "Chip" V. Bergh (CHAIRMAN) Independent President and Chief Executive Officer, Levi Strauss & Co.	65	2015	H N	Levi Strauss & Co.
Bruce Broussard Independent President and Chief Executive Officer, Humana Inc.	60	2021	H N	Humana Inc.
Stacy Brown-Philpot Independent Member of Investment Committee, SB Opportunity Fund	47	2015	A N	Nordstrom, Inc.
Stephanie A. Burns Independent Former Chief Executive Officer and Chairman, Dow Corning	68	2015	F **H** (Chair)	Corning Incorporated Kellogg Company
Mary Anne Citrino Independent Senior Advisor and former Senior Managing Director, Blackstone	63	2015	**A** (Chair) F	Alcoa Corporation
Richard L. Clemmer Independent Chairman, Privafy, Inc.	71	2020	A **F** (Chair)	Aptiv PLC Seagate Technology Holdings plc
Enrique Lores President and Chief Executive Officer, HP Inc.	57	2019		PayPal Holdings, Inc.
Judith "Jami" Miscik Independent Senior Advisor, Lazard Ltd.	64	2021	A N	General Motors Company Morgan Stanley
Kim K.W. Rucker Independent Former Executive Vice President, General Counsel and Secretary of Andeavor	56	2021	A **N** (Chair)	Celanese Corporation Lennox International Inc. Marathon Petroleum Corporation
Subra Suresh Independent Former President, Nanyang Technological University	66	2015	A F	Singapore Exchange Limited

Committees

 A   Audit Committee

 F   Finance, Investment and Technology Committee

 H   HR and Compensation Committee

 N   Nominating, Governance and Social Responsibility Committee

   Chair

Board snapshot

Gender



46%
Women

6 out of 13 directors are women



3 out of 4 Committees are chaired by women

Ethnicity



46%
Racially/Ethnically Diverse

6 out of 13 directors are racially/ethnically diverse

Independence

92%

of the Board is Independent

Independent Chairman

Board Refreshment

4

New directors since 2019

Age

63 years old

is the average age



47-60	4
61-65	5
66-73	4

Tenure

5.9 years

is the average tenure



1-3 years	5
4-7 years	6
8-12 years	2

Skills, Experience and Attributes of Our Director Nominees

	Alvarez	Banerji	Bennett	Bergh	Broussard	Brown-Philpot	Burns	Citrino	Clemmer	Lores	Miscik	Rucker	Suresh
Current or former CEO		●	●	●	●	●	●		●	●	●		●
Business and management — HP requires a Board well-versed in navigating complexity and capitalizing on business opportunities to further our innovation and growth.	●	●	●	●	●	●	●	●	●	●	●	●	●
Customer experience — HP's customers are the foundation of our mission – we continually seek to better serve our customer base with products and solutions that inspire and innovate.				●	●	●	●			●		●	
Disruptive innovation — We continually seek to reinvent the Print and PC industries to deliver amazing innovative experiences to our customers – having disruptive innovators on our Board helps inform our strategy.						●			●	●			●
Environmental and social responsibility — Experience in environmental and social responsibility related issues and topics strengthens the Board's oversight of HP's policies and programs relating to these issues and reinforces HP's commitment to sustainability and social responsibility.	●	●		●	●	●	●			●		●	●
Finance and capital allocation — It is essential that we have Directors with strong financial acumen and experience to provide sound oversight and guide our investment strategies and capital allocation.	●	●	●	●	●	●	●	●	●	●	●	●	●
Government and government affairs — Government and government affairs experience offers us insight into the regulatory environment of the many jurisdictions in which we operate, their legislative and administrative priorities, and the potential implications for our business.	●									●	●	●	●
Human capital management — Experience in talent development, managing compensation, overseeing inclusion and diversity efforts, and establishing culture strengthens the Board's oversight of HP's key human capital management strategies and programs.		●	●	●	●	●	●		●		●		●
International business and affairs — HP operates in over 180 countries worldwide, making international business experience a vital perspective on our Board and enabling us to succeed in the many markets in which we operate.	●	●	●	●	●	●	●	●	●	●	●	●	●
Operations — HP operates one of the world's largest supply chains – we benefit from Directors who have successfully led complex operations and can help us to optimize our business model.				●	●	●	●			●	●		
Risk management — Experience identifying, assessing and managing a broad spectrum of risks enables directors to effectively oversee the most significant risks facing HP.		●	●	●	●	●	●				●	●	●
Strategic transactions; M&A — HP benefits from having Directors with experience leading organizations through significant strategic transactions, including mergers, acquisitions and divestitures.		●	●	●			●	●	●			●	
Strategy — The dynamic and fast-moving markets in which HP operates globally require a Board with strong strategic insights gained through multi-faceted and challenging prior experiences.	●	●	●	●	●	●	●	●	●	●	●	●	●
Technology, cybersecurity and science — With our deep history of innovation and our reliance on cutting edge R&D, science and engineering, and the importance of cybersecurity to our business, we know that backgrounds in technology and user experience, cybersecurity policy, governance and risk management, and science and design, add valuable and vital components to our Board dialogue.			●	●	●	●	●		●		●	●	●
Independent		●	●	●	●	●	●	●	●		●	●	●
Women	●					●	●	●			●	●	
Racially/Ethnically diverse	●	●				●				●		●	●
Tenure (including Hewlett-Packard Company)	7	12	10	7	2	7	7	7	3	3	2	1	7

Biographies of Director Nominees

The biographies describe each Director nominee's qualifications and relevant experience. The biographies include key qualifications, skills, and attributes most relevant to the decision to nominate candidates to serve on the Board.



Current role
Consultant

Current public company boards
- HP
- Stride, Inc.
- Fastly, Inc.
- Bill.com Holdings, Inc.

Prior public company boards
- Wal-Mart Stores, Inc.
- Opportun Financial Corporation

Aida M. Alvarez Independent

Age: 73
Director since: 2016

HP Board Committees: HR and Compensation, Nominating, Governance and Social Responsibility Committee

Qualifications:
Prior Business and Other Experience
- Founding Chair, Latino Community Foundation (since 2003)
- Administrator, U.S. Small Business Administration (1997–2001)
- Director, Office of Federal Housing Enterprise Oversight (1993–1997)
- Vice President, First Boston Corporation and Bear Stearns & Co. (prior to 1993)

Other key qualifications
The Honorable Aida Alvarez brings to the Board a wealth of expertise in media, public affairs, finance, and government. She led important financial and government agencies and served in the Cabinet of U.S. President William J. Clinton as Administrator of the U.S. Small Business Administration. She has also been a public finance executive, has chaired a prominent philanthropic organization and was an award-winning journalist. The Board also benefits from Ms. Alvarez's knowledge of investment banking and finance.

Skills
Business and Management, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Strategy



Current role
Co-founder and Partner of Condorcet, LP, an advisory and investment firm (since 2013)

Current public company boards
- HP
- Reliance Industries Limited

Prior public company boards
- Innocoll AG

Shumeet Banerji Independent

Age: 63
Director since: 2011

HP Board Committees: HR and Compensation, Nominating, Governance and Social Responsibility Committee

Qualifications:
Prior Business and Other Experience
- Senior Partner, Booz & Company, a consulting company (May 2012–March 2013)
- Chief Executive Officer, Booz & Company (July 2008–May 2012)
- President of the Worldwide Commercial Business, Booz Allen Hamilton (February 2008–July 2008)
- Managing Director, Europe (2007–2008) and United Kingdom (2003–2007), Booz Allen Hamilton
- Faculty, University of Chicago Graduate School of Business

Other key qualifications
Mr. Banerji brings to the Board a strong understanding of the issues facing companies and governments in both emerging and mature markets around the world as the founder of Condorcet, LP, an advisory and investment firm focused on early and development stage technology companies, and through his two decades of work with Booz & Company. In particular, Mr. Banerji has valuable experience in addressing a variety of complex issues ranging from corporate strategy, organizational structure, governance, transformational change, operational performance improvement, and merger integration. During his career at Booz Allen Hamilton and Booz & Company, he has advised numerous companies on restructuring and M&A, particularly in mature industries.

Skills
Business and Management, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Risk Management, Strategic Transactions; M&A, Strategy



Robert R. Bennett Independent

Age: 64
Director since: 2013

HP Board Committees: Audit, Finance, Investment and Technology Committee

Current role

Managing Director, Hilltop Investments, LLC, a private investment company (since 2005)

Current public company boards

- HP
- Warner Bros. Discovery, Inc.
- Liberty Media Corporation

Prior public company boards

- Sprint Corporation
- Demand Media, Inc.
- Discovery Holding Company
- Liberty Interactive Corporation
- Sprint Nextel Corporation

Qualifications:

Prior Business and Other Experience

- President, Discovery Holding Company (2005–2008)
- President and Chief Executive Officer, Liberty Media Corporation (1997–2005)
- Served in a variety of other executive roles at Liberty Media between 1990 and 1997, including as its principal financial officer from 1991 until 1997

Other key qualifications

Mr. Bennett brings to the Board in-depth knowledge of the media and telecommunications industry and his knowledge of the capital markets and other financial and operational matters. Additionally, as a result of his positions at Liberty Media, Mr. Bennett brings experience leading organizations through significant strategic transactions, including acquisitions, divestitures and integration. Mr. Bennett also has an in-depth understanding of finance and has held various financial management positions during his career including serving as CFO of a public company.

Skills

Business and Management, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Charles "Chip" V. Bergh Chairman, Independent

Age: 65
Director since: 2015
Chairman since: 2017

HP Board Committees: HR and Compensation, Nominating, Governance and Social Responsibility Committee

Current role

President, Chief Executive Officer, and Director of Levi Strauss & Co., an apparel/retail company (since September 2011)

Current public company boards

- HP
- Levi Strauss & Co.

Prior public company boards

- VF Corporation

Qualifications:

Prior Business and Other Experience

- Group President, Global Male Grooming, Procter & Gamble Co. (2009–September 2011)
- In 28 years at Procter & Gamble, Mr. Bergh served in a variety of executive roles, including managing business in multiple regions worldwide

Other key qualifications

Mr. Bergh brings to the Board extensive experience in executive leadership at large global companies and international business management. From his more than 35 years at Levi Strauss and Procter & Gamble, Mr. Bergh has a strong operational and strategic background with significant experience in brand management. He also brings public company governance experience as a board member and committee member of other public and private companies.

Skills

Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Bruce Broussard Independent

Age: 60
Director since: 2021

HP Board Committees: Nominating, Governance and Social Responsibility, HR and Compensation Committee

Current role

President, Chief Executive Officer, and Director of Humana Inc., a healthcare company (CEO since 2013)

Current public company boards

- HP
- Humana Inc.

Prior public company boards

- KeyCorp

Qualifications:

Prior Business and Other Experience

- Chief Executive Officer, McKesson Specialty/US Oncology, Inc. (January 2008–December 2011)
- In 11 years at US Oncology, Inc., which was acquired by McKesson in December 2010, served in a number of senior executive roles, including Chief Financial Officer, President, Chief Executive Officer and Chairman of the Board

Other key qualifications

Mr. Broussard brings to the Board extensive experience in executive leadership at large global companies and international business management. From his experience at Humana and US Oncology, Mr. Broussard has significant expertise in the healthcare and health technology sectors. He also brings public company governance experience as a board member and committee member of other public companies.

Skills

Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science

---



Stacy Brown-Philpot Independent

Age: 47
Director since: 2015

HP Board Committees: Audit, Nominating, Governance and Social Responsibility Committee

Current role

Member of Investment Committee, SB Opportunity Fund (since 2020)

Current public company boards

- HP
- Nordstrom, Inc.

Prior public company boards

- None

Qualifications:

Prior Business and Other Experience

- Chief Executive Officer, TaskRabbit (April 2016–August 2020)
- Chief Operating Officer, TaskRabbit (January 2013–April 2016)
- Entrepreneur-in-Residence, Google Ventures, the venture capital investment arm of Google, Inc., a technology company ("Google") (May 2012–December 2012)
- Senior Director of Global Consumer Operations, Google (2010–May 2012)
- Prior to 2010, Ms. Brown-Philpot served in a variety of Director-level positions at Google
- Prior to joining Google in 2003, Ms. Brown-Philpot served as a senior analyst and senior associate at the financial firms Goldman Sachs and PwC

Other key qualifications

Ms. Brown-Philpot brings to the Board extensive operational, analytical, financial, and strategic experience. In addition to her role as CEO of TaskRabbit from 2016 to 2020, Ms. Brown-Philpot's decade of experience leading various operations at Google and her prior financial experience from her roles at Goldman Sachs and PwC provide unique operational and financial expertise to the Board.

Skills

Business and Management, Customer Experience, Disruptive Innovation, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategy, Technology, Cybersecurity and Science



Current role
Director

Current public company boards
- HP
- Corning Incorporated
- Kellogg Company

Prior public company boards
- GlaxoSmithKline plc
- Manpower, Inc.

Stephanie A. Burns   Independent

Age: 68
Director since: 2015

HP Board Committees: Finance, Investment and Technology, HR and Compensation Committee (Chair)

Qualifications:
Prior Business and Other Experience
- Chief Executive Officer, Dow Corning Corp., a silicon-based manufacturing company (2004–May 2011)
- President, Dow Corning (2003–November 2010)
- Executive Vice President, Dow Corning (2000–2003)

Other key qualifications

Dr. Burns has more than 30 years of global innovation and business leadership experience and brings significant expertise in scientific research, product development, issues management, science and technology leadership, and business management to the Board. Her leadership experience includes growing Dow Corning Corporation through materials innovation, investing in solar applications and expanding into emerging markets. Dr. Burns also brings public company governance experience to the Board as a member of boards and board committees of other public companies.

Skills

Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Current role
Senior Advisor and former Senior Managing Director, Blackstone, an investment firm (since 2004)

Current public company boards
- HP
- Alcoa Corporation

Prior public company boards
- Health Net, Inc.
- Dollar Tree Inc.
- Barclays
- Ahold Delhaize

Mary Anne Citrino   Independent

Age: 63
Director since: 2015

HP Board Committees: Audit (Chair), Finance, Investment and Technology Committee

Qualifications:
Prior Business and Other Experience
- Managing Director, Global Head of Consumer Products Investment Banking Group, and Co-head of Health Care Services Investment Banking, Morgan Stanley (1986–2004)

Other key qualifications

The Board benefits from Ms. Citrino's extensive experience advising a broad range of clients in the consumer products industry through her roles at Blackstone. In addition, Ms. Citrino's more than 30-year career as an investment banker provides the Board with substantial knowledge regarding business operations and strategy, as well as valuable financial and investment expertise. She also brings public company governance experience as a member of boards and board committees of other public companies.

Skills

Business and Management, Finance and Capital Allocation, International Business and Affairs, Risk Management, Strategic Transactions; M&A, Strategy



Richard L. Clemmer   Independent

Age: 71
Director since: 2020

HP Board Committees: Audit, Finance, Investment and Technology Committee (Chair)

Current role
Chairman, Privafy, Inc. (since January 2019)

Current public company boards
- HP
- Aptiv PLC
- Seagate Technology Holdings plc

Prior public company boards
- NCR Corporation
- NXP Semiconductors N.V.
- i2 Technologies, Inc.

Qualifications:
Prior Business and Other Experience
- Chief Executive Officer and Executive Director, NXP Semiconductors N.V. (January 2009–May 2020)
- Senior Advisor, Kohlberg Kravis Roberts & Co. (May 2007–December 2008)
- President and Chief Executive Officer, Agere Systems Inc. (October 2005–April 2007)

Other key qualifications
Mr. Clemmer brings to the Board significant leadership experience in the high tech industry, including experience with semiconductor, storage, e-Commerce, and software companies, and brings valuable experience leading organizations through strategic transactions. In his roles at NXP Semiconductors and Agere Systems, Mr. Clemmer oversaw the successful execution of a number of key strategic transactions, including the acquisition and integration of several companies and business units.

Skills
Business and Management, Disruptive Innovation, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Enrique Lores   President, Chief Executive Officer and Director

Age: 57
Director since: 2019

HP Board Committees: N/A

Current role
President and Chief Executive Officer, HP (since November 2019)

Current public company boards
- HP
- PayPal Holdings, Inc.

Prior public company boards
- None

Qualifications:
Prior Business and Other Experience
- President, Imaging and Printing Solutions, HP Inc. (November 2015–October 2019)
- Separation Leader, Hewlett-Packard Company (2014–October 2015)
- Senior Vice President & General Manager, Business Personal Systems, Hewlett-Packard Company (2013–2014)
- Senior Vice President, Worldwide Customer Support & Services, Hewlett-Packard Company (2011–2013)
- Senior Vice President, Worldwide Sales and Solutions Partner Organization, Hewlett-Packard Company (2008–2011)
- Vice President & General Manager, Large Format Printing, Hewlett-Packard Company (2003–2008)
- Vice President, Imaging & Printing Group, EMEA, Hewlett-Packard Company (2001–2003)
- Experience in a variety of roles at Hewlett-Packard Company (1989–2001)

Other key qualifications
Mr. Lores' international business and leadership experience, and his service in multiple facets of the HP business worldwide, provide the Board with an enhanced global perspective. Mr. Lores' more than 30 years of experience in the information and technology industry with HP, and his position as HP's Chief Executive Officer, provide the Board with valuable industry insight and expertise.

Skills
Business and Management, Customer Experience, Disruptive Innovation, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Current role
Senior Advisor, Lazard Ltd (since 2022)

Current public company boards
- HP
- General Motors Company
- Morgan Stanley

Prior public company boards
- EMC Corporation
- Pivotal Software, Inc.

Judith "Jami" Miscik Independent

Age: 64
Director since: 2021

HP Board Committees: Audit, Nominating, Governance and Social Responsibility Committee

Qualifications:
Prior Business and Other Experience
- CEO and Vice Chairman (2015-2022) and President (2009-2015), Kissinger Associates, Inc.
- Global Head of Sovereign Risk, Lehman Brothers (2005–2008)
- Distinguished 22-year career at the Central Intelligence Agency, including serving as the Deputy Director for Intelligence from 2002 to 2005
- Director for Intelligence Programs, National Security Council (1995–1996)

Other key qualifications
Ms. Miscik brings to the Board significant experience in international affairs, intelligence and risk assessment and a vast understanding of the geopolitical and macroeconomic landscapes gained from her roles in the public and private sectors. In her role as CEO of Kissinger Associates, an international geopolitical consulting firm, Ms. Miscik developed strategies for clients operating in overseas environments and advises on geopolitical and macroeconomic risks. Prior to entering the private sector, Ms. Miscik built a distinguished 22-year career in intelligence, ultimately serving as the Deputy Director for Intelligence at the Central Intelligence Agency.

Skills
Business and Management, Finance and Capital Allocation, Government and Government Affairs, International Business and Affairs, Operations, Risk Management, Strategy, Technology, Cybersecurity and Science



Current role
Director

Current public company boards
- HP
- Celanese Corporation
- Lennox International Inc.
- Marathon Petroleum Corporation

Prior public company boards
- None

Kim K.W. Rucker Independent

Age: 56
Director since: 2021

HP Board Committees: Audit, Nominating, Governance and Social Responsibility Committee (Chair)

Qualifications:
Prior Business and Other Experience
- Executive Vice President, General Counsel and Secretary, Andeavor, an integrated marketing, logistics and refining company, and General Counsel of Andeavor Logistics LP, a midstream energy infrastructure and logistics company (2016-2018)
- Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary, Kraft Foods Group, Inc., a food and beverage company (2012–2015)
- Senior Vice President, General Counsel and Chief Compliance Officer (2008–2012) and Corporate Secretary (2009–2012), Avon Products, Inc.
- Senior Vice President, Corporate Secretary and Chief Governance Officer, Energy Future Holdings Corp. (formerly TXU Corp.) (2004–2008)
- Former Partner in the Corporate & Securities group at Sidley Austin LLP, a law firm

Other key qualifications
Ms. Rucker is a seasoned business executive who brings to the Board decades of leadership and corporate governance, strategic transactions, and human capital experience. Through her roles at Andeavor, Kraft Foods Group, Avon Products and Energy Future Holdings and as a board member of several large public companies, she has substantial experience in a wide array of business matters, including those facing customer-driven and marketing companies. Moreover, her experience as a former chief legal executive and partner at an international law firm provides the Board with valuable insight on issues relating to complex mergers and acquisitions, regulatory matters, law, corporate governance, internal and external communications, government affairs and community involvement activities.

Skills
Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Subra Suresh Independent

Age: 66
Director since: 2015

HP Board Committees: Audit, Finance, Investment and Technology Committee

Current role
Director

Current public company boards
- HP
- Singapore Exchange Limited

Prior public company boards
- None

Qualifications:
Prior Business and Other Experience

- President, Nanyang Technological University (January 2018–December 2022)
- Senior Advisor, Temasek International Private Ltd. (September 2017–December 2021)
- President, Carnegie Mellon University, a global research university (July 2013–June 2017)
- Independent Director, Battelle Memorial Institute, Ohio, an international nonprofit that develops and commercializes technology and manages laboratories for government customers (2014–2017)
- Director, National Science Foundation, a federal agency charged with advancing science and engineering research and education (October 2010-March 2013)
- Dean and the Vannevar Bush Professor of Engineering, School of Engineering (2007–2010), and Professor (1993–2013), Massachusetts Institute of Technology

Other key qualifications

Dr. Suresh holds the distinction of having been elected to all three branches of the U.S. National Academies (Engineering, Sciences and Medicine) in recognition of his considerable scientific and technical accomplishments. Dr. Suresh's experience as the president of two prominent research universities and his experience leading new entrepreneurship and innovation bring the Board valuable insights with respect to strategic opportunities and a deep understanding of the organizational, scientific, and technological requirements of ongoing innovation.

Skills

Business and Management, Disruptive Innovation, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Risk Management, Strategy, Technology, Cybersecurity and Science

How We Are Selected

Identifying and Evaluating Candidates for Director

The NGSR Committee uses a variety of methods for identifying and evaluating nominees for Director. The NGSR Committee, in consultation with the Chairman, regularly assesses the appropriate size of the Board and candidates and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the NGSR Committee considers various potential candidates for Director. Candidates may come to the attention of the NGSR Committee through current Board members, professional search firms, stockholders or other persons. As part of the search process for each new director, the NGSR Committee actively seeks out diverse candidates to include in the pool from which director candidates are chosen. Identified candidates are evaluated at regular or special meetings of the NGSR Committee and may be considered at any point during the year.

Director Nominees and Director Nominees' Experience and Qualifications

The Board annually reviews the desired skills and qualifications of Directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. The Board believes that its members should possess a variety of skills, professional experience, and backgrounds in order to effectively oversee our business. HP does not have formal refreshment mechanisms such as mandatory retirement age or term limits for directors; however, we actively monitor the tenure of our directors with a view that our average tenure should not exceed ten years and directors with greater than ten years of service should be closely evaluated. The Board believes that each Director should possess certain attributes, as reflected in the Board membership criteria described below.

Our Corporate Governance Guidelines contain the current Board membership criteria that apply to nominees recommended for a position on the Board. Under those criteria, members of the Board should:

- have the highest professional and personal ethics and values, consistent with our long-standing values and standards;
- have broad experience at the policy-making level in business, government, education, technology or public service;

- be committed to enhancing stockholder value and represent the interests of all of our stockholders; and
- have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience (which means that Directors' service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to responsibly perform all Director duties).

In addition, the NGSR Committee takes into account a potential Director's ability to contribute to the diversity of background (such as race, gender, age and cultural background) and experience represented on the Board, and it reviews its effectiveness in balancing these considerations when assessing the composition of the Board. Although the Board uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. Our Corporate Governance Guidelines can be found on our website at https://investor.hp.com/governance/governance-documents/default.aspx. In addition, our Bylaws require that to be qualified to serve as a Director and to be eligible to be a Director nominee, each Director and Director nominee:

- must not have been an officer or director of a company that is a competitor of HP within the prior three years; and
- must not be a named subject of a criminal proceeding (excluding traffic violations and other minor offenses) pending as of the date HP first mails the proxy materials that include the name of the nominee and, within the ten years preceding such date, must not have been convicted in such a criminal proceeding.

The Board believes that all the nominees named above are highly qualified and have the skills and experience required for effective service on the Board. All the nominees named above have indicated to us that they will be available to serve as Directors. In the event that any nominee should become unavailable, the proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will vote for a substitute nominee or nominees designated by the Board, if it decides to do so. If any substitute nominees are so designated, we will file an amended proxy statement or additional soliciting material that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement or additional soliciting material and to serve as directors if elected, and includes certain biographical and other information about such nominees required by the applicable SEC rules.

There are no family relationships among our executive officers and Directors.

Annual Self-Evaluation

Annually, the Board and each Committee conduct a self-evaluation, overseen by the NGSR Committee.

Evaluation Process and Assessment

The NGSR Committee, working with the independent Chairman, determines the process, scope and contents of the Board's annual self-evaluation. As part of this process, tailored questionnaires for the Board and each Committee are reviewed and approved by the independent Chairman and the Chair of the NGSR Committee prior to the distribution to each of the directors.

Topics include:

- Board and Committee roles, effectiveness, and topical focus
- Board and Committee composition and size
- Board oversight of strategic priorities and risk matters
- Access to management, experts and internal and external resources



Review and Discussion

Following completion of the questionnaires, the Chair of the NGSR Committee and independent Chairman meet individually with each director to solicit individual feedback. The results of the Committee evaluations are shared with the Chairs of each Committee on an anonymized basis. The Chair of the NGSR Committee then provides the NGSR Committee and the Board with a summary of responses to the questionnaires. Separately, each Committee Chair additionally reviews the applicable Committee self-evaluation results with members of the relevant Committee.



Feedback Incorporated

Policies and practices are enhanced as a result of the self-evaluation results.

Stockholder Recommendations and Nominations

The policy of the NGSR Committee is to consider properly submitted stockholder recommendations of candidates for the Board. Following verification of the stockholder status of individuals proposing candidates, recommendations are considered collectively by the NGSR Committee at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for our annual meeting. If any materials are provided by a stockholder in connection with the nomination of a Director candidate, such materials are forwarded to the NGSR Committee. In evaluating such nominations, the NGSR Committee seeks to achieve a balance of diverse knowledge, experience and capability on the Board. The NGSR Committee evaluates nominees recommended by stockholders using the same criteria it uses to evaluate all other candidates. Any stockholder recommendations submitted for consideration by the NGSR Committee should include verification of the stockholder status of the person submitting the recommendation and the recommended candidate's name and qualifications for Board membership and should be addressed to our Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304.

In addition, our Bylaws permit stockholders to nominate Directors for consideration at an annual stockholder meeting and, under certain circumstances, to include their nominees in the HP proxy statement. For a description of the process for nominating Directors in accordance with our Bylaws, see "Questions and Answers—Voting Information."

How We Are Organized

Current Committee Memberships

Name	Audit	Finance, Investment and Technology	HR and Compensation	Nominating, Governance and Social Responsibility
Independent Directors				
Aida M. Alvarez			●	●
Shumeet Banerji			●	●
Robert R. Bennett 🔹	●	●		
Charles "Chip" V. Bergh			●	●
Bruce Broussard			●	●
Stacy Brown-Philpot 🔹	●			●
Stephanie A. Burns		●	■	
Mary Anne Citrino 🔹	■	●		
Richard L. Clemmer 🔹	●	■		
Judith "Jami" Miscik	●			●
Kim K.W. Rucker	●			■
Subra Suresh 🔹	●	●		
Other Directors				
Enrique Lores				

 Member    Chair    Audit committee "financial expert"



Chair:

Mary Anne Citrino

Other members:

Robert R. Bennett
Stacy Brown-Philpot
Richard L. Clemmer
Judith "Jami" Miscik
Kim K.W. Rucker
Subra Suresh

Number of meetings: 13

We have an Audit Committee established in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee represents and assists the Board in fulfilling its responsibilities for overseeing our financial reporting processes and the audit of our financial statements.

Audit Committee

Specific duties and responsibilities of the Audit Committee include, among other things:

Independent registered public accounting firm

- overseeing the appointment, compensation, retention, and performance of the independent registered public accounting firm and discussing with the independent registered public accounting firm its relationships with HP and its independence; and

- periodically considering whether there should be a regular rotation of the accounting firm in order to assure continuing independence.

Audit & non-audit services; financial statements; audit report

- reviewing and approving the scope of the independent registered public accounting firm's audit, audit-related services and related fees; and

- overseeing and reviewing our financial reporting processes and the audit of our financial statements, including the effectiveness of our financial reporting processes and functions.

Disclosure controls; internal controls & procedures; legal compliance

- overseeing and reviewing our disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information and earnings guidance;

- overseeing and reviewing the adequacy and effectiveness of HP's cybersecurity, information and technology security, and data protection programs, procedures, and policies; and

- overseeing compliance with legal and regulatory requirements.

Risk oversight and assessment

- overseeing and reviewing our significant strategic, enterprise and other risks (including significant risks or exposures relating to litigation and other proceedings and regulatory matters that may have a significant impact on our financial statements) and management's establishment of effective governance, programs, and processes to identify, assess, and mitigate such risks;

- reviewing key functional and business risk areas, including specific critical risks identified by our enterprise risk management program; and

- reviewing other risks relating to the matters described above and management's approach to addressing these risks.

The Board determined that Ms. Citrino, Chair of the Audit Committee, and each of the other Audit Committee members (Mr. Bennett, Ms. Brown-Philpot, Mr. Clemmer, Ms. Miscik, Ms. Rucker and Dr. Suresh) are independent within the meaning of the New York Stock Exchange ("NYSE") and SEC standards of independence for directors and audit committee members and have satisfied the NYSE financial literacy requirements.

Audit Committee Financial Experts

The Board also determined that each of Mr. Bennett, Ms. Brown-Philpot, Ms. Citrino, Mr. Clemmer and Dr. Suresh is an "audit committee financial expert" as defined by SEC rules.

The report of the Audit Committee is included on pages 44-45.



Chair:

Richard L. Clemmer

Other members:

Robert R. Bennett
Stephanie A. Burns
Mary Anne Citrino
Subra Suresh

Number of meetings: 6

The FIT Committee provides oversight of the finance and investment functions of HP.

Finance, Investment and Technology Committee

The FIT Committee's responsibilities and duties include, among other things:

Treasury matters

- reviewing or overseeing significant treasury matters such as capital structure and capital allocation strategy, derivative policy, global liquidity, fixed income investments, borrowings and credit facilities, debt issuances and redemptions, currency exposure, dividend policy, share issuances and repurchases, employee benefit fund matters and plan performance, and capital spending.

M&A transactions & strategic alliances

- overseeing and periodically reviewing with management, significant mergers, acquisitions, divestitures, joint ventures, strategic equity investments or other minority investments, strategic alliances, or similar transactions ("Strategic Transactions"); and

- overseeing our integration planning and execution and the financial results of such transactions after integration.

Capital allocation

- reviewing and overseeing capital investing decisions, capital structure, and the allocation of free cash flow; and

- reviewing and overseeing the execution of HP's strategic plans and capital allocation strategies.

Technology strategies & guidance

- overseeing and periodically reviewing with management, the scope, direction, quality, incubation of, and investment levels in, our technology, and execution of our technology strategies; and

- overseeing and periodically reviewing with management, technology management related to Strategic Transactions and other transactions, including HP's or a third-party's technology or intellectual property as it may pertain to, among other things, Strategic Transactions, market entry and exit, new business divisions and spin-offs, R&D investments, and key competitor and partnership strategies.

Risk oversight and assessment

- overseeing the execution of derivatives and financial risk hedging strategy;

- assessing risk and return of financial investments and managing risk levels in the deployment of capital;

- reviewing acquisition and integration risks associated with M&A transactions and strategic alliances; and

- reviewing other risks relating to the matters described above and management's approach to addressing these risks.



Chair:

Kim K.W. Rucker

Other members:

Aida M. Alvarez
Shumeet Banerji
Charles "Chip" V. Bergh
Bruce Broussard
Stacy Brown-Philpot
Judith "Jami" Miscik

Number of meetings: 5

The NGSR Committee oversees and represents and assists the Board (and management, as applicable) in fulfilling its responsibilities relating to our corporate governance, Director nominations and elections, HP's policies and programs relating to global citizenship and other legal, regulatory and compliance matters relating to current and emerging political, environmental, global citizenship and public policy trends.

Nominating, Governance and Social Responsibility Committee

Specific duties and responsibilities of the NGSR Committee include, among other things:

Board matters

- establishing criteria for Board membership, identifying individuals qualified to serve as directors, and recommending to the Board candidates to be elected or nominated for election as directors, as well as director succession planning;
- overseeing and reviewing the size, composition, operation, and calendar of the Board and recommending assignments of Directors to Board committees and chairs of Board committees; and
- periodically reviewing the Board's leadership structure, recommending changes to the Board as appropriate.

HP governing documents & corporate governance guidelines & other policies

- overseeing and reviewing our governance practices, including our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines and related policies, governance structures, and director-led engagements with HP's stakeholders concerning such matters.

ESG matters

- overseeing significant strategies, policies, positions, and goals relating to global citizenship, sustainability, climate change, human rights, and digital equity, as well as the impact of HP's operations on employees, customers, suppliers, partners, and communities worldwide;
- reviewing HP's annual "Sustainable Impact Report," which addresses HP's supply chain and environment and sustainability performance; and
- overseeing the policies and programs relating to, and the way HP conducts, its government relations activities.

Risk oversight and assessment

- identifying, evaluating, and monitoring social, political, and environmental trends, issues, concerns, and risks;
- monitoring legislative proposals and regulatory developments that could significantly affect the public affairs of HP; and
- reviewing other risks relating to the matters described above and management's approach to addressing these risks.

The Board determined that Ms. Rucker, who serves as Chair of the NGSR Committee, and each of the other NGSR Committee members (Ms. Alvarez, Mr. Banerji, Mr. Bergh, Mr. Broussard, Ms. Brown-Philpot and Ms. Miscik) are independent within the meaning of the NYSE director independence standards.



Chair:

Stephanie A. Burns

Other members:

Aida M. Alvarez
Shumeet Banerji
Charles "Chip" V. Bergh
Bruce Broussard

Number of meetings: 8

The HR and Compensation ("HRC") Committee discharges the Board's responsibilities related to the compensation of our executives and Directors and provides general oversight of our compensation structure, including our equity compensation plans and benefits programs.

HR and Compensation Committee

Specific duties and responsibilities of the HRC Committee include, among other things:

Executive compensation philosophy, peer group, design, & performance reviews

- reviewing the overall compensation philosophy and strategy with respect to HP's executive officers and reviewing and approving short-term and long-term incentive plan design, structure and goals;

- conducting annual performance evaluation of the CEO and recommending all elements of the CEO's compensation to the independent members of the Board for their review and approval; and

- reviewing and approving goals and objectives relevant to other executive officer compensation, evaluating performance based on evaluations undertaken by the CEO and reviewed by the HRC Committee and determining their compensation in accordance with those goals and objectives.

Other compensation & employee benefit plans

- overseeing and monitoring the effectiveness of non-equity-based benefit plan offerings, including but not limited to non-qualified deferred compensation, fringe benefits, and perquisites and approving any material new employee benefit plan or change to an existing plan.

Director compensation

- overseeing compensation policies and practices for service on the Board and its committees and recommending to the Board any changes to director compensation.

Executive succession planning & leadership development

- reviewing senior management selection, recommending the appointment of corporate officers to the Board for approval, overseeing succession planning and leadership development, including guiding the CEO succession planning process in partnership with the Chairman and full Board.

People processes and culture, including diversity, equity and inclusion

- reviewing employee engagement and cultural initiatives including key training and development programs, Diversity, Equity and Inclusion (DEI) programs and results of the annual employee engagement survey; and

- monitoring the key health metrics to evaluate the workforce including workforce diversity, equity and inclusion, pay equity, attrition and retention, talent and learning, employee engagement, key hires, and restructuring.

Risk oversight and assessment

- assessing whether HP's overall human resources and compensation structures, policies, programs, and practices establish appropriate incentives and leadership development opportunities for management and other employees, and confirming they do not encourage improper risk taking.

The Board determined that Dr. Burns, who serves as Chair of the HRC Committee, and each of the other HRC Committee members (Ms. Alvarez, Mr. Banerji, Mr. Bergh and Mr. Broussard) are independent within the meaning of the NYSE standards of independence for directors and compensation committee members.

About our Corporate Governance

Governance Practices

HP has a history of strong corporate governance and we have always led by example, adopting changes in line with our commitment to the highest standards of governance. The following examples highlight some of the key features of our corporate governance policies and practices, including updates we have recently made to strengthen our policies and practices:

- Independent Board Chairman
- Supermajority of independent directors
- Reasonable average director tenure
- Annual election of directors
- Majority vote for directors in uncontested elections
- Committee memberships limited to independent directors
- Executive sessions of non-employee directors

- Annual Board and Committee self-evaluations
- Strong director and officer stock ownership guidelines
- Director-shareholder engagement program
- One share, one vote
- Stockholder right to call a special meeting (15% threshold)
- Stockholder right to proxy access (3% threshold for 3 years)
- No poison pill

Board Leadership Structure

The HP Board periodically evaluates its leadership structure, taking into account the evolving needs of the business and the interests of HP's stockholders. The Board believes that it is in the best interests of the Company and its stockholders to currently separate the Chairman of the Board and Chief Executive Officer roles and for our Chairman to be independent. Mr. Bergh serves as our independent Chairman of the Board. The Board believes that Mr. Bergh is well suited to serve as Chairman given his significant managerial, operational and global experience. Our Board believes that our current structure, with an independent Chairman who is well-versed in the needs of a complex business and has strong, well-defined governance duties, gives our Board a strong leadership and corporate governance structure that best serves the needs of HP and its stockholders.   The Board also believes that this structure enables Mr. Lores to focus his attention on our business strategy and operations. The Board will continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate to HP and its future needs.



Charles "Chip" V. Bergh

Independent Chairman

The independent Chairman has the following responsibilities:

- oversees the planning of the annual Board calendar;
- in consultation with the CEO and the other Directors, schedules, approves and sets the agenda for meetings of the Board and chairs and leads the discussion at such meetings;
- chairs HP's annual meeting of stockholders;
- is available in appropriate circumstances to speak on behalf of the Board and for consultation and direct communication with stockholders;
- provides guidance and oversight to management;
- helps with the formulation and implementation of HP's strategic plan;
- serves as the Board liaison to management;
- has the authority to call meetings of the independent Directors and schedules, sets the agenda for, and presides at executive sessions of the independent Directors;
- approves information sent to the Board;
- reviews/is consulted in preparing agendas for committee meetings;
- works with the HRC Committee to coordinate the annual performance evaluation of the CEO;
- works with the NGSR Committee to oversee the Board and committee evaluations and recommends changes to improve the Board, the committees, and individual Director effectiveness; and
- performs such other functions and responsibilities as set forth in the Corporate Governance Guidelines or as requested by the Board from time to time.

Executive Sessions

During fiscal 2022, the Directors regularly met in executive session, including executive sessions of only the independent Directors. Throughout fiscal 2022, Mr. Bergh served as independent Chairman. As such, Mr. Bergh scheduled and chaired each executive session held during fiscal 2022. Any independent Director may request that an additional executive session be scheduled. Board Committees also have regular executive sessions without management present.

Meeting Attendance

During fiscal 2022, the Board held six meetings, all of which included executive sessions. During fiscal 2022, we had the following four standing committees, which held the number of meetings indicated in parentheses during fiscal 2022: Audit Committee (13); FIT Committee (6); HRC Committee (8); and NGSR Committee (5). All the committee charters are available on our investor relations website at https://investor.hp.com/governance/governance-documents/default.aspx. Each incumbent Director serving during fiscal 2022 attended at least 75% of the aggregate of all Board and applicable committee meetings held during the period that he or she served as a Director.

Directors are encouraged to participate in our annual meeting of stockholders. Ten of our thirteen then-serving Directors attended our last annual meeting, held on April 19, 2022.

Director Independence

Our Corporate Governance Guidelines, which are available on our website at https://investor.hp.com/governance/governance-documents/default.aspx, provide that a substantial majority of the Board will consist of independent Directors and that the Board can include no more than three Directors who are not independent Directors. The independence standards can be found as Exhibit A to our Corporate Governance Guidelines. Our Director independence standards are consistent with, and in some respects more stringent than, the NYSE director independence standards. In addition, each member of the Audit Committee meets the heightened independence standards required for audit committee members under the applicable listing and SEC standards and each member of the HRC Committee meets the heightened independence standards required for compensation committee members under the applicable listing standards and SEC standards.

Under our Corporate Governance Guidelines, a Director will not be considered independent in the following circumstances:

- The Director is, or has been within the last three years, an employee of HP, or an immediate family member of the Director is, or has been within the last three years, an executive officer of HP.

- The Director has been employed as an executive officer of HP, its subsidiaries or affiliates within the last five years.

- The Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from HP, other than compensation for Board service, compensation received by a Director's immediate family member for service as a non-executive employee of HP, and pension or other forms of deferred compensation for prior service with HP that is not contingent on continued service.

- (A) The Director or an immediate family member is a current partner of the firm that is HP's internal or external auditor; (B) the Director is a current employee of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and who personally worked on HP's audit; or (D) the Director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on HP's audit within that time.

- The Director or an immediate family member is, or has been in the past three years, employed as an executive officer of another company where any of HP's present executive officers at the same time serves or has served on that company's compensation committee.

- The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, HP for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues for such company's last completed fiscal year.

- The Director is affiliated with a charitable organization that receives significant contributions from HP.

- The Director has a personal services contract with HP or an executive officer of HP.

For these purposes, an "immediate family" member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mother- and father-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares the Director's home.

In determining independence, the Board reviews whether Directors have any material relationship with HP. An independent Director must not have any material relationship with HP, either directly or as a partner, stockholder or officer of an organization that has a relationship with HP, nor any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. In assessing the materiality of a Director's relationship to HP, the Board considers all relevant facts and circumstances, including consideration of the issues from the Director's standpoint and from the perspective of the persons or organizations with which the Director has an affiliation, and is guided by the standards set forth above.

In making its independence determinations, the Board considered transactions occurring since the beginning of fiscal 2020 between HP and entities associated with the independent Directors or their immediate family members. The Board considered that since the beginning of fiscal 2020, Mr. Bergh, Mr. Broussard and Dr. Suresh were employed by organizations that do business with HP. The amount received by HP or such other organization in each of the last three fiscal years did not exceed the greater of $1 million or 2% of either HP's or such organization's consolidated gross revenues. Additionally, the Board also considered that Mr. Banerji, Mr. Bennett, Ms. Brown-Philpot, Dr. Burns, Ms. Citrino, Mr. Clemmer, Ms. Miscik and Ms. Rucker, or one of their immediate family members, is a non-employee director, trustee or advisory board member of another company that did business with HP at some time during the past three fiscal years. These business relationships were as a supplier or purchaser of goods or services in the ordinary course of business.

As a result of this review, the Board has determined the transactions described above would not interfere with the Director's exercise of independent judgment in carrying out the responsibilities of a Director. The Board has also determined that, with the exception of Mr. Lores, (i) each of HP's remaining Directors, including Ms. Alvarez, Mr. Banerji, Mr. Bennett, Mr. Bergh, Mr. Broussard, Ms. Brown-Philpot, Dr. Burns, Ms. Citrino, Mr. Clemmer, Ms. Miscik, Ms. Rucker and Dr. Suresh, and (ii) each of the members of the Audit Committee, the HRC Committee and the NGSR Committee, has (or had) no material relationship with HP (either directly or as a partner, stockholder or officer of an organization that has a relationship with HP) and is (or was) independent within the meaning of the NYSE and our Director independence standards. The Board has determined that Mr. Lores is not independent because of his status as our current President and CEO.

Board Operations

Board Leadership

Chairman



Charles "Chip" V. Bergh

Committee Chairs



Mary Anne Citrino
Audit



Richard L. Clemmer
Finance, Investment
and Technology



Stephanie A. Burns
HR and Compensation



Kim K.W. Rucker
Nominating, Governance
and Social Responsibility

Other members:

Aida M. Alvarez

Shumeet Banerji

Robert R. Bennett

Bruce Broussard

Stacy Brown-Philpot

Stephanie A. Burns

Mary Anne Citrino

Richard L. Clemmer

Enrique Lores

Judith "Jami" Miscik

Kim K.W. Rucker

Subra Suresh

Six meetings in
fiscal 2022

2022 areas of focus

- Corporate strategy, including mergers and acquisitions
- Enterprise risk management
- Supply chain resiliency
- Diversity, equity and inclusion
- Sustainable Impact and ESG goals and performance
- Value Plan allocation, restructuring and long-term plan
- Cybersecurity

- Talent review, succession planning and human capital management
- Board refreshment
- Core and growth businesses
- Macroeconomic, geopolitical and regulatory landscape

Board Oversight of Strategy

One of the Board's primary responsibilities is overseeing management's establishment and execution of HP's strategy and the associated risks. The full Board oversees strategy and strategic risk through constructive engagement with management. The diverse mix of highly relevant and complementary skills, experiences and backgrounds our directors possess helps facilitate strong oversight of HP's management and HP's strategy to advance, disrupt and transform. At least annually, management reviews with the Board HP's overall corporate strategy and key commercial and strategic risks and the Board provides input to management. Throughout the year, the Board reviews HP's progress against its strategic plan. In addition, throughout the year, the Board reviews specific strategic initiatives and provides additional oversight.

Board Oversight of Risk

The Board, with the assistance of its committees, reviews and oversees our enterprise risk management ("ERM") program. This program is designed to enable effective and efficient identification of, and management's visibility into, critical enterprise risks. It also facilitates the incorporation of risk considerations into decision making. The ERM program was established to clearly define risk management roles and responsibilities, bring together senior management to discuss risk, promote visibility and constructive dialogue around risk at the senior management and Board levels and facilitate appropriate risk response strategies. Under the ERM program, management develops a holistic portfolio of our enterprise risks by facilitating business and function risk assessments, performing targeted risk assessments and incorporating information regarding specific categories of risk gathered from various internal HP organizations. Management then develops risk response plans for risks categorized as needing management focus and response and monitors other identified risk focus areas. Management provides regular reports on the risk portfolio and risk response efforts to senior management, and to the Board and its committees as appropriate. The Board and the committees of the Board may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas.

The Board also considers specific risk topics in connection with this process. For example, information and technology security is a critical part of our risk management program. HP has a dedicated Chief Information Security Officer ("CISO"), whose team is responsible for leading HP's information and technology security policies, standards, and processes. Additionally, HP employees and contractors are required to complete trainings that cover security and privacy best practices and company policies. The Board regularly receives updates from management regarding our information and technology security program and the CISO regularly provides reports directly to the Board or the Audit Committee on these matters.

The Board oversees management's implementation of the ERM program, including reviewing our enterprise risks and evaluating management's approach to addressing identified risks. The Audit committee has general oversight and the other Board committees contribute to the oversight and management of risks, and supplement the ERM program, within their respective areas of responsibility, as follows:

Board

- Stays informed of risk profile and provides overall oversight and governance
- Considers risk in connection with strategic planning and other matters

Audit	Finance, Investment and Technology	HR and Compensation	Nominating, Governance and Social Responsibility
- Financial reporting and processes - Selection and performance of independent auditor - Audit and non-audit services - Internal and disclosure controls and procedures - Internal audit staffing and performance - Cybersecurity, information and technology security, and data protection - Risk assessment and management	- Treasury policy and operations - Liquidity - Capital allocation, investment, and shareholder return - Mergers and acquisitions - Growth and technology strategies - Risk assessment and management	- HR policy - Executive and director compensation - CEO and executive succession planning - Talent and leadership development - Diversity, equity and inclusion - Risk assessment and management	- Governance policies and practices - Board composition and tenure - Director recruiting - Public policy and government relations - Sustainability impact and social responsibility - Risk assessment and management

HP Management

HP Management advises the Board and its Committees of key risks and the status of ongoing efforts to address these risks

Spotlight on Board Oversight of ESG

The Board and its committees actively oversee HP's Sustainable Impact strategy and related risks. Below we have included an update on our Board's involvement in our Environmental, Social and Governance ("ESG") efforts.

In many cases, committees will be the first level of oversight, although certain matters may be handled by the Board directly, or following initial review by a committee. The Board has ultimate oversight of ESG and Sustainable Impact strategy, risks and opportunities.

 **Climate Action**

The NGSR Committee oversees HP's progress on ESG policies and programs as well as risk and opportunities (shared with Audit Committee), especially for climate and environment. The Board receives regular updates on our progress toward our sustainable impact targets.

 **Human Rights**

The NGSR Committee is responsible for oversight of human rights as well as the impact of HP's operations on employees, customers, suppliers, partners and communities worldwide. The HRC Committee monitors policies and programs with respect to human capital management, workforce diversity, equity, and inclusion, equal employment opportunity, pay equity.

 **Digital Equity**

The Board and Committees provide input on broad-based strategies to accelerate digital equity and for corporate giving, including financial funding and employee engagement.

Our Approach to ESG

Climate Action

Addressing Our Footprint

With a focus on carbon emissions, circularity, and forests, HP is taking a holistic approach to addressing climate change.

We are working to reduce climate impacts across our entire value chain, which includes our supply chain, our own operations, and customer use of our products and services. For example, with respect to carbon emissions, our goal is to achieve net zero greenhouse gas (GHG) emissions by 2040, with an interim goal to reduce our absolute value chain emissions 50 percent, compared to 2019 levels, by 2030. This target is in line with the latest climate science and the 1.5°C reduction pathways called for by the Paris Agreement.


Carbon emissions
Circularity
Forests

Human Rights

Driving Impact Through Our Supply Chain

We work to improve labor conditions within supplier factories, tackle industry-wide challenges such as forced labor and conflict minerals, and build essential worker and management skills and capabilities.

We engage with suppliers in a wide range of ways to promote responsibility, including social and environmental assessments and on-site audits.

We are aiming to reach one million workers by 2030 through worker empowerment programs that will go above and beyond the typical risk management approach to seek positive changes through training and personal development.

In addition, for information about diversity, equity and inclusion at HP, please refer to "Our Approach to Human Capital Management."


Empowered workers
Culture of inclusion and belonging
Social justice, racial and gender equity

Digital Equity

Accelerating Digital Equity

The digital divide is the economic, educational and social inequalities that exist between those that have access to the hardware, connectivity, quality and relevant content, and digital literacy—and those who do not. Digital equity is the path for everyone, everywhere to have equal access to education, healthcare and economic opportunity. We believe digital equity will be achieved when every person has equitable and inclusive access to skills and knowledge, services and opportunities in the digital economy.

Our goal is to accelerate digital equity for 150 million people by 2030 through one or more of these key elements: hardware (e.g., laptop or printer), connectivity (e.g., access to the Internet), quality, relevant content (e.g., learning materials), and digital literacy (e.g., skills to use the technology). Our work contributes to the UN Sustainable Development Goals and focuses on four communities that are most likely to experience the digital divide: women and girls, people with disabilities (including aging populations), historically excluded and marginalized communities, and educators and practitioners.


Education
Healthcare
Economic opportunity

For more information on our sustainability goals, programs, and performance, we refer you to our annual Sustainable Impact Report, available on our website (which is not incorporated by reference herein).

Our Approach to Human Capital Management

Approximately 58,000 employees (including employees from our recent acquisition of Plantronics, Inc. ("Poly")) worldwide power HP's innovation, contributing unique perspectives and a growth mindset to create breakthrough technologies and transformative solutions. We are committed to fostering a diverse, equitable, and inclusive workplace that attracts, retains, and advances exceptional talent. Through ongoing employee development, comprehensive compensation and benefits, and a focus on health, safety, and employee well-being, we strive to support our employees in all aspects of their lives so they can do their best work—while learning, growing, and feeling engaged.

As part of our Future Ready plan announced in November 2022 to enable digital transformation, portfolio optimization and operational efficiency, HP anticipates workforce reductions of approximately 4,000 to 6,000 employees by the end of fiscal 2025. HP is committed to treating people with care and respect as part of this difficult process.

*Because we are in the process of integrating Poly, the following metrics do not include Poly employees.

The Board's Role in Human Capital Management

Our Board, through the HRC Committee, oversees HP's key human capital management strategies and programs and is responsible for, among other things:

- reviewing employee engagement and cultural initiatives including key training and development programs, diversity, equity and inclusion programs and results of the annual employee engagement survey; and

- monitoring key workforce health metrics including workforce diversity, key hires, turnover and retention and restructuring.

Management regularly updates the Board and the HRC Committee on the status of such initiatives and programs.

Diversity, Equity and Inclusion (DEI)

Innovation at HP comes from the diverse perspectives, backgrounds, knowledge, and unique experiences of our employees. We strive to create an inclusive workplace where people bring their authentic selves to work and can reach their full potential.



Our commitment to DEI starts at the top with a highly knowledgeable, skilled and diverse board of directors. We are among the top technology companies for women in executive positions. Women represent 33.3% of HP's full-time executive positions globally. We are committed to improving representation of women at HP overall, with an intentional focus on leadership and technical roles globally.

In fiscal year 2022, 46.4% of our U.S. hires were ethnically diverse. We continue to work on removing barriers for underrepresented employees by creating equitable programs, training and development opportunities to grow and promote our employees.

To ensure senior executive leadership embeds a strong focus on DEI, the CEO and his direct reports have individual performance goals tied to DEI under the Management by Objectives ("MBOs") program. The Board has ongoing oversight of this program, which impacts executive compensation.

HP is committed to embracing a culture that not only denounces racism but is actively anti-racist, and to using HP's platform, technology, and resources as a force for positive change.

Pay Equity

We believe people should be paid equitably for what they do and how they do it, regardless of their gender, race, or other protected characteristics. To deliver on that commitment, we benchmark and set pay ranges based on relevant market data and consider factors such as an employee's role and experience, and their performance. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to make sure our pay is fair and equitable.

For the past six years, HP has reviewed employees' compensation with the support of independent third-party experts to ensure consistent pay practices.

HP expanded its annual pay equity assessment in fiscal year 2022 — evaluated the 16 countries with our largest employee populations, representing approximately 85% of our global workforce. The independent analysis did not reveal any systemic issues.

Any areas of potential concern, considering what we would expect employees to be paid when evaluating their skills, qualifications, and experience were reviewed and addressed as part of our off-cycle compensation process.

Employee Engagement

We have focused on driving engagement in three focus areas:

- *Improving the Way We Work*: Enhancing tools and processes to increase employee productivity and effectiveness.
- *Developing Our People*: Bolstering learning and development to maximize career growth opportunities and creating an inclusive work environment where all can thrive.
- *Building Our Future*: Driving innovation, agility, and employee alignment with HP's strategy and direction.

We regularly collect feedback from employees to better understand and improve their experiences and identify opportunities to continually strengthen our culture. In fiscal year 2022, in response to our annual employee engagement survey:



Talent and Learning

Our employees' talent, diversity, and drive fuels HP. We provide employees with a wide range of development opportunities, mentoring. and coaching. Through collaborative learning experiences, employees build networks with subject matter experts, and use social learning tools to integrate development into daily routines and drive personal career growth.

In fiscal year 2022, 99% of employees participated in learning and development, and we estimate that employees on average spent approximately 30 hours engaged in such activities over the course of the year. The 2022 annual employee engagement survey revealed that 85% of employees felt HP actively supported their learning and development, with 81% believing that they have what is needed to build new skills and/or stretch beyond current capabilities.

Focus areas for learning and development this year included upskilling technical skills across the organization through a series of development opportunities focused on technical, digital, automation, service, and software skills. We also prioritized leadership development, including a new development program focused on increasing agility, expanded use of performance coaching, and a one-year journey for new managers to prepare them for their leadership career. We continued to develop the future leadership pipeline by investing in emerging and underrepresented talent through formal programs, mentoring, and sponsorship. Our programs focus on team development, the future of work, new business models, and opportunities to deepen inclusion and growth mindset practices.

To reinforce development for all employees, a key focus in fiscal year 2022 was the utilization of the Talent Development Planning tool which was launched mid fiscal year 2021 and was used by 86% of managers to create personalized talent development plans for team members with the goal of accelerating talent development and deepening the readiness of team members for additional opportunities.

Health, Safety and Wellness

The physical health, financial wellbeing, life balance and mental health of our employees are vital to HP's success. Our environmental, health, and safety leadership team uses our global injury and illness reporting system to assess worldwide and regional trends as a part of quarterly reviews. Our manufacturing facilities continue to represent our most significant health and safety risks due to higher potential exposure to chemicals and machinery related hazards. Reducing and effectively managing risks at these facilities remains a focus, and injury rates continue to be low.

We also sponsor a global wellness program designed to enhance wellbeing for all HP employees.

Throughout the year, we encourage healthy behaviors across our five pillars of wellness – physical, financial, emotional, life balance, and social/community—through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives. In addition to our regular annual wellbeing programs, we provide specialized programs and campaigns in line with employee needs at the time. This year we implemented the "90 Days to a Better You" campaign where we introduced new opportunities for employees to prioritize themselves and their own wellbeing, granting access to mindfulness apps, targeted mental health support and opportunities to take individual wellbeing assessments.

Throughout the COVID-19 pandemic, one of HP's top priorities has been the health, safety, and wellbeing of employees and their families. We've put in place global policies and protocols based on guidance from healthcare experts and public health leaders, and regularly review and update them to reflect the best, most current information available.

Hybrid Work Strategy

We continue to embrace hybrid ways of working across HP and in accordance with our flexible working guidelines adopted in July 2021. Hybrid Work at HP balances more workplace flexibility with structured time together to collaborate and connect in person at our HP sites. Our goal is to provide the ability to work seamlessly across a diverse ecosystem of workplaces, enabled by enhanced tools and technology designed to optimize productivity and collaboration.

Overall, we aim to cultivate a healthy, supportive and inclusive environment that enables employees to do their best work, while developing themselves and reaching their full potential.

See 'Our employees' section of our 2021 Sustainable Impact Report for more detailed information about our Human Capital programs (which is not incorporated by reference herein).

Compensation Risk Assessment

During fiscal 2022, Semler Brossy Consulting Group ("Semler Brossy"), independent compensation consultant to the HRC Committee, conducted an annual risk assessment of our executive compensation program as well as incentive and commission arrangements below the executive level. In addition, management separately reviewed the administration and controls for incentive plans below the executive level.

Based on these reviews, the HRC Committee concluded that our compensation program does not create risks that are reasonably likely to have a material adverse effect on HP, and that our program reflects a balance in design, policies, management controls, and HRC Committee oversight that is consistent with market "best-practice" for mitigating potential compensation-related risk.

Code of Conduct

We maintain a code of business conduct and ethics for Directors, officers and employees known as Integrity at HP, which is available on our website at https://investor.hp.com/governance/integrity-at-hp/default.aspx. If the Board grants any waivers from Integrity at HP to any of our Directors or executive officers, or if we amend Integrity at HP, we will, if required, disclose these matters via updates to our website on a timely basis. In June 2022, the Board received its annual ethics training.

Stockholder Engagement

We believe that effective corporate governance should include regular, constructive conversations with our stockholders. Over the past year, the Board engaged with stockholders, including seeking and encouraging feedback from stockholders about our corporate governance practices by conducting stockholder outreach and engagement throughout the year.

Engagement

Our annual director stockholder outreach program

In fiscal 2023, prior to the filing of the proxy statement, we conducted our annual outreach regarding our governance profile.

Who participated

- Chairman of the Board
- Chair of the HRC Committee
- Other members of the Board
- Senior Management
- Investor Relations
- Subject Matter Experts

How we engage

- One-on-one and group meetings in-person and virtually
- Written and electronic communications

Other ways we engage

- Quarterly earnings calls
- Industry presentations and conference
- Company-hosted events and presentations
- Securities analyst meeting

Who we engaged
Fiscal 2022 - Annual Outreach

~50%

of our outstanding stock during fiscal 2022, as well as with proxy advisor firms.

Fiscal 2023 - Governance Profile Outreach

~30%

of our outstanding stock.

Topics discussed



Strategy and Business Performance	Our strategic focus on driving long-term value creation, disruptive innovation, as well as a purpose-driven culture and our multi-year plan to advance, disrupt and transform
Governance Practices	Board composition, diversity and oversight and governance practices
Executive Compensation	Structure of executive compensation programs and focus on diversity, inclusion, talent development and culture
ESG & Sustainable Impact	Sustainable Impact strategy, human capital management, pay equity and diversity and inclusion







Other Ways HP Communicates with Stockholders



November 2021
- Q4 2021 HP Inc. Earnings Conference Call

December 2021
- Wells Fargo TMT Summit
- JP Morgan Tech Hardware Bus Tour
- UBS Global TMT Virtual Conference
- Barclays Global TMT Conference

January 2022
- HP Inc. Annual Director Stockholder Outreach

February 2022
- Q1 2022 HP Inc. Earnings Conference Call

March 2022
- Morgan Stanley TMT Conference

April 2022
- HP Inc. Annual Stockholder Meeting

May 2022
- Q2 2022 HP Inc. Earnings Conference Call

June 2022
- Cowen TMT Conference
- Bernstein Strategic Decisions Conference
- Bank of America Global Tech Conference

August 2022
- Q3 2022 HP Inc. Earnings Conference Call

September 2022
- Evercore ISI Technology Conference
- Citi 2022 Global Technology Conference

Communications with the Board

Stockholders and other interested parties can contact the HP Board by email at bod@hp.com or by mail at the HP Board of Directors, 1501 Page Mill Road, Palo Alto, California 94304.

All Directors have access to this correspondence. In accordance with instructions from the Board, the Secretary to the Board reviews all correspondence, organizes the communications for review by the Board and posts communications to the full Board or to individual Directors, as appropriate. Our independent Directors have requested that certain items that are unrelated to the Board's duties, such as spam, junk mail, mass mailings, solicitations, resumes and job inquiries, not be posted. Communications that are intended specifically for the Chairman of the Board, other independent Directors, or the non-employee Directors should be sent to the e-mail address or street address noted above, to the attention of the Chairman of the Board.

Related-Person Transactions Policies and Procedures

Related-person Transactions Policy

We have adopted a written policy for approval of transactions between us and our non-employee Directors, Director nominees, executive officers, beneficial owners of more than 5% of HP's stock, and their respective immediate family members where (i) the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year and (ii) such related person has, or will have, a direct or indirect material interest in such transaction.

The policy provides that the NGSR Committee reviews transactions subject to the policy and decides whether to approve those transactions, subject to the standing pre-approvals discussed below. In doing so, the NGSR Committee determines whether the transaction is not inconsistent with the interests of HP and its stockholders. In making that determination, the NGSR Committee considers, among other factors it deems appropriate:

- the extent of the related-person's interest in the transaction;
- whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances;
- the benefits to HP;
- the impact or potential impact on a Director's independence in the event the related-person is a Director, an immediate family member of a Director or an entity in which a Director is a partner, 10% stockholder or executive officer;
- the availability of other sources for comparable products or services; and
- the terms of the transaction.

The NGSR Committee has delegated authority to the Chair of the NGSR Committee to pre-approve transactions where the aggregate amount involved is expected to be less than $1 million.

A summary of any new transactions pre-approved by the Chair is provided to the full NGSR Committee for its review at each of the NGSR Committee's regularly scheduled meetings.

The NGSR Committee has adopted standing pre-approvals under the policy for limited transactions with related-persons. Pre-approved transactions include:

- compensation of executive officers that is excluded from reporting under SEC rules where the HRC Committee approved (or recommended that the Board approve) such compensation;
- non-employee Director compensation;
- transactions with another company with a value that does not exceed the greater of $1 million or 2% of the other company's annual revenues, where the related-person has an interest only as an employee (other than executive officer), Director or beneficial holder of less than 10% of the other company's shares;
- contributions to a charity in an amount that does not exceed the greater of $1 million or 2% of the charity's annual receipts, where the related person has an interest only as an employee (other than executive officer) or non-employee Director;
- transactions where all stockholders receive proportional benefits; and
- transactions with another publicly traded company where the related person's interest arises solely from beneficial ownership of more than 5% of HP's common stock and ownership of a non-controlling interest in the other publicly traded company.

A summary of new transactions covered by the standing pre-approvals relating to other companies (as described above) is provided to the NGSR Committee for its review in connection with that committee's regularly scheduled meetings.

Fiscal 2022 Related-Person Transactions

We enter into commercial transactions in the ordinary course of our business with entities for which our executive officers or non-employee Directors serve as non-employee Directors and/or employees, as well as with entities affiliated with beneficial owners of more than 5% of HP's stock. We do not believe that any of our executive officers, directors, or 5% beneficial owners had a direct or indirect material interest in such commercial transactions.

How We Are Compensated

Director Compensation and Stock Ownership Guidelines

Non-employee Director compensation is determined annually by the independent members of the Board acting on the recommendation of the HRC Committee. In formulating its recommendation, the HRC Committee considers market data for our peer group and input from the independent compensation consultant retained by the HRC Committee. The program was reviewed in 2022 for changes and the HRC Committee determined that the program was competitive and decided not to make any additional changes. Mr. Lores, as an employee of the Company, does not receive any separate compensation for his HP Board service.

For the 2022 Board year, which began March 1, 2022 (and therefore approximates the period between annual stockholder meetings when non-employee Directors stand for election), each non-employee Director was initially entitled to receive an annual cash retainer of $105,000.

Each non-employee Director also received an annual equity retainer of $220,000 for service during the 2022 Board year, with grants occurring the date of the annual stockholder meeting. Equity grants to non-employee Directors are intended to strengthen alignment with stockholder interests and to reinforce a long-term ownership view of the Company and its value. Retention is not the focus of equity grants for non-employee Directors, which is why such equity grants are not subject to service-related vesting.

The Chairman of the Board receives an additional $200,000 annual cash retainer in recognition of the greater duties that the position requires.

In addition to the regular annual cash and equity retainers, and the Chairman retainer described above, the non-employee Directors who served as chairs of standing committees during fiscal 2022 received additional cash retainers for such service.

* Each non-employee Director also receives $2,000 for each Board meeting attended in excess of ten meetings per Board year, and $2,000 for each committee meeting attended in excess of a total of ten meetings of each committee per Board year.

Annual director compensation



● $105,000
Annual Cash
Retainer

● $220,000
Annual Equity
Retainer

Additional cash compensation*

Chairman of the Board	$200,000
Committee Chair Fees	
Audit Committee	$35,000
HRC	$25,000
NGSR	$20,000
Other Board standing committees	$20,000

Non-employee Directors may elect to defer receipt of up to 100% of their annual cash retainer. For fiscal 2022, three non-employee Directors elected to defer receipt of a portion of their annual cash retainer. In addition, in lieu of the annual cash retainer, non-employee Directors may elect to receive an equivalent value of equity in fully vested shares. For fiscal 2022, four non-employee Directors elected to receive equity in lieu of cash for all or a portion of their annual cash retainers. Non-employee Directors may elect to defer the settlement of shares received as part of the program until either (a) the first to occur of the Director's death, disability (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the "Code")) or when the non-employee Director no longer serves as a member of the HP Board (a "Separation From Service" as defined in Section 409A of the Code) or (b) April 1 of a given year.

Non-employee Directors are reimbursed for their expenses in connection with attending Board meetings, and they may use the Company aircraft for travel to and from Board meetings and other Company events.

Fiscal 2022 Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total Compensation ($)
Aida Alvarez	105,000	220,030	–	325,030
Shumeet Banerji	20,000	325,035	–	345,035
Robert R. Bennett	125,000	220,030	–	345,030
Charles "Chip" V. Bergh	200,000	325,035	–	525,035
Bruce Broussard	105,000	220,030	–	325,030
Stacy Brown-Philpot	111,000	220,030	–	331,030
Stephanie A. Burns	130,000	220,030	–	350,030
Mary Anne Citrino	75,904	325,035	–	400,939
Richard L. Clemmer	–	325,035	–	325,035
Judith "Jami" Miscik	111,000	220,030	–	331,030
Kim K.W. Rucker[3]	100,301	283,324	–	383,625
Subra Suresh	111,000	220,030	–	331,030
Enrique Lores[4]	–	–	–	–

[1] For purposes of determining Director compensation, the Board year begins in March and ends the following February, which does not coincide with our November through October fiscal year. Cash amounts included in the table above represent the portion of the regular annual retainers and committee chair retainers earned with respect to service during fiscal 2022, as well as any additional meeting fees paid during fiscal 2022. This also includes cash earned in the period described, receipt of which was deferred by Director election into the 2005 Executive Deferred Compensation Plan, which provides that Directors may elect when to receive their deferred cash annual retainer. See "Additional Information about Fees Earned or Paid in Cash in Fiscal 2022" below. Any amounts elected to be received as HP stock in lieu of cash are reflected in the Stock Awards column. Mr. Banerji, Mr. Bergh, Mr. Clemmer, and Ms. Citrino elected to receive stock in lieu of cash for all or a portion of their annual cash retainers earned in fiscal 2022.

[2] Represents the grant date fair value of stock awards granted in fiscal 2022 calculated in accordance with applicable accounting standards relating to share-based payment awards. For director stock awards, the number is calculated by multiplying the closing price of HP's stock on the date of grant by the number of shares awarded. For information on the assumptions used to calculate the value of HP's stock-based compensation, refer to Note 5 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2022, as filed with the SEC on December 6, 2022. See "Additional Information about Non-Employee Director Equity Awards" below.

[3] Ms. Rucker joined the Board on November 16, 2021. For Ms. Rucker's partial first year of Board service, her annual cash retainer was pro-rated and paid in the form of cash and her annual equity retainer was pro-rated and paid in the form of fully vested shares.

[4] Mr. Lores has been serving as President and CEO of HP from November 1, 2019. He does not receive compensation for his Board service.

Additional Information About Fees Earned or Paid in Cash in Fiscal 2022

Name	Annual Retainers[a] ($)	Committee Chair and Chairman Fees[b] ($)	Additional Meeting Fees ($)	Total ($)
Aida Alvarez	105,000	–	–	105,000
Shumeet Banerji	–	20,000	–	20,000
Robert R. Bennett	105,000	20,000	–	125,000
Charles "Chip" V. Bergh	–	200,000	–	200,000
Bruce Broussard	105,000	–	–	105,000
Stacy Brown-Philpot	105,000	–	6,000	111,000
Stephanie A. Burns	105,000	25,000	-	130,000
Mary Anne Citrino	34,904	35,000	6,000	75,904
Richard L. Clemmer	–	–	–	–
Judith "Jami" Miscik	105,000	–	6,000	111,000
Kim K.W. Rucker[c]	100,301	–	–	100,301
Subra Suresh	105,000	–	6,000	111,000
Enrique Lores	–	–	–	–

(a) The Board year begins in March and ends the following February, which does not coincide with HP's November through October fiscal year. The dollar amounts shown include cash annual retainers earned for service during fiscal 2022 (i.e., the last four months of the March 2021 through February 2022 Board year and the first eight months of the March 2022 through February 2023 Board year). This also includes cash earned in the period described, receipt of which was deferred by Director election into the 2005 Executive Deferred Compensation Plan, which provides that Directors may elect when to receive their deferred cash annual retainer. Directors may not receive their deferred cash annual retainer earlier than January 2025. In the case of a termination of service, Directors can elect to receive the deferred money in the January following the termination of service if the date occurs prior to the specified distribution year elected.

(b) Committee chair fees are calculated based on service during each Board year. The dollar amounts shown include such fees earned for service during the last four months of the March 2021 through February 2022 Board year and fees earned for service during the first eight months of the March 2022 through February 2023 Board year.

(c) For Ms. Rucker's partial first year of Board service, her annual cash retainer was pro-rated.

Additional Information About Non-Employee Director Equity Awards

The following table provides additional information about equity awards, made to non-employee Directors during fiscal 2022, the grant date fair value of each of those awards and the number of stock awards and option awards outstanding as of the end of fiscal 2022:

Name	Stock Awards Granted During Fiscal 2022 (#)	Grant Date Fair Value of Stock Awards Granted During Fiscal 2022[a] ($)	Stock Awards Outstanding at Fiscal Year End[b] (#)	Option Awards Outstanding at Fiscal Year End (#)
Aida Alvarez	5,687	220,030	28,027	—
Shumeet Banerji	8,401	325,035	—	—
Robert R. Bennett	5,687	220,030	40,245	—
Charles "Chip" V. Bergh	8,401	325,035	68,349	146,148
Bruce Broussard	5,687	220,030	—	—
Stacy Brown-Philpot	5,687	220,030	84,735	—
Stephanie A. Burns	5,687	220,030	51,284	—
Mary Anne Citrino	8,401	325,035	67,653	159,671
Richard L. Clemmer	8,401	325,035	34,401	—
Judith "Jami" Miscik	5,687	220,030	—	—
Kim K.W. Rucker[c]	7,715	283,324	7,876	—
Subra Suresh	5,687	220,030	21,007	—

(a) Represents the grant date fair value of stock awards granted in fiscal 2022 calculated in accordance with applicable accounting standards. For director stock awards, the number is calculated by multiplying the closing price of HP's stock on the date of grant by the number of shares awarded. For information on the assumptions used to calculate the value of HP's stock-based compensation, refer to Note 5 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2022, as filed with the SEC on December 6, 2022.

(b) Includes dividend equivalent units accrued with respect to share awards granted in fiscal 2022 and RSUs granted in previous years that have been deferred at the election of the Director.

(c) For Ms. Rucker's partial first year of Board service, her annual equity retainer was pro-rated and paid in the form of fully vested shares.

Non-Employee Director Stock Ownership Guidelines

Under our stock ownership guidelines, non-employee Directors are required to accumulate, within five years of election to the Board, shares of HP's stock equal in value to at least five times the amount of the regular annual cash Board retainer. Shares counted toward these guidelines include any shares held by the Director directly or indirectly, including deferred stock awards.

At the end of fiscal 2022, all non-employee Directors with more than five years of service have met our stock ownership guidelines and all non-employee Directors with less than five years of service have either met or are on track to meet our stock ownership guidelines within the required time based on current trading prices of HP's stock.

Audit Matters

Ratification of independent registered public accounting firm

 Our Board recommends a vote for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2023 fiscal year.

The Audit Committee has appointed and is requesting ratification by the stockholders of the committee's appointment of Ernst & Young LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending October 31, 2023. During fiscal 2022, Ernst & Young LLP served as our independent registered public accounting firm and provided certain other audit-related and tax services. See "Report of the Audit Committee of the Board of Directors" and "Principal Accountant Fees and Services" below. Representatives of Ernst & Young LLP are expected to participate in the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Vote Required

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2023 fiscal year requires the affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted at the annual meeting. If the appointment is not ratified, the Board will consider whether it should select another independent registered public accounting firm. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as HP's independent registered public accounting firm is in the best interests of HP and its investors.

Report of the Audit Committee of the Board of Directors

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of HP's financial statements, HP's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, the performance of HP's internal audit function and independent registered public accounting firm, and risk assessment and risk management. The Audit Committee manages HP's relationship with its independent registered public accounting firm (which reports directly to the Audit Committee) and is responsible for the audit fee negotiations associated with HP's retention of the independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and receives appropriate funding, as determined by the Audit Committee, from HP for such advice and assistance.

HP's management is primarily responsible for HP's internal control and financial reporting process. HP's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of HP's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of HP's internal control over financial reporting. The Audit Committee monitors HP's financial reporting process and reports to the Board on its findings.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with HP's management.
2. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.
3. The Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm its independence.
4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2022, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.

AUDIT COMMITTEE
Mary Anne Citrino, Chair
Robert R. Bennett
Stacy Brown-Philpot
Richard L. Clemmer
Jami Miscik
Kim K. W. Rucker
Subra Suresh

Principal Accountant Fees and Services

Fees incurred by HP for Ernst & Young LLP

The following table shows the fees paid or accrued by HP for audit and other services provided by Ernst & Young LLP for fiscal 2022 and 2021. All fees paid to Ernst & Young LLP were pre-approved in accordance with the pre-approval policy, as discussed below.

	2022	2021
	In Millions	
Audit Fees[1]	$16.9	$16.7
Audit-Related Fees[2]	$4.6	$2.9
Tax Fees[3]	$3.8	$0.7
All Other Fees[4]	$0.4	$0.1
Total	$25.7	$20.3

[1] Audit fees represent fees for professional services provided in connection with the audit of our financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

[2] Audit-related fees for fiscal 2022 and fiscal 2021 consisted primarily of accounting consultations and employee benefit plan audits.

[3] For fiscal 2022 and fiscal 2021, tax fees consisted primarily of tax advice and tax planning fees. For fiscal 2022 and fiscal 2021, tax fees also included tax compliance fees.

[4] For fiscal 2022, all other fees consisted of ESG assurance services. For fiscal 2021, all other fees consisted primarily of other attestation services.

Pre-Approval of Audit and Non-Audit Services Policy

The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees up to a maximum for any one service of $250,000, provided that the chair shall report any decisions to pre-approve services and fees to the full Audit Committee at its next regular meeting.

Executive Compensation



Board proposal no. 3

Advisory vote to approve named executive officer compensation

Our Board recommends a vote for the approval of the compensation of our NEOs, as described in the following compensation discussion and analysis, compensation tables and narrative discussion accompanying such compensation tables, and the other related disclosures in this proxy statement.

In accordance with SEC rules, your Board recommends that stockholders approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. A detailed description of our compensation program is available in the "Compensation Discussion and Analysis."

Your Board and the HRC Committee believe that it has created a compensation program that is tied to performance, aligns with stockholder interests and merits stockholder support. Accordingly, we are asking for stockholder approval of the compensation of our NEOs as disclosed in this proxy statement in the Compensation Discussion and Analysis, the compensation tables and the narrative discussion following the compensation tables.

Although this vote is non-binding, our Board and the HRC Committee value the views of our stockholders and will thoroughly review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation and expect to conduct the next advisory vote at our next annual meeting of stockholders in 2024, unless HP announces otherwise following the Board's consideration of the advisory vote provided in Proposal 4 of this Proxy Statement regarding the frequency of future advisory votes on executive compensation.

Vote Required

The affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting is required for advisory approval of this proposal.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes our executive compensation philosophy and program, the compensation decisions the HRC Committee has made under the program, and the considerations in making those decisions in fiscal 2022.

Named Executive Officers (NEOs)

Our NEOs for fiscal 2022 are:



Enrique J. Lores
President and CEO



Marie Myers
Chief Financial
Officer



Julie Jacobs
Chief Legal Officer &
General Counsel



Alex Cho
President,
Personal Systems



Tuan Tran
President,
Imaging Printing &
Solutions

Christoph Schell, who stepped down as Chief Commercial Officer, effective February 18, 2022, and left the Company on March 11, 2022, is also an NEO for fiscal 2022.

Fiscal 2022 Compensation Highlights

For fiscal 2021, the HRC Committee revised our executive compensation plans to better align with our strategic growth agenda, making important changes to our long-term incentive plans, including:

- Updating our Performance Adjusted Restricted Stock Units ("PARSUs") to focus on exceptional earnings per share ("EPS") growth by adding a 300% upside opportunity for stretch performance; and
- Creating a new Performance-Contingent Stock Option ("PCSO") plan with vesting contingent on achieving significant stock price hurdles.

For fiscal 2022, these plans were left largely intact, with some minor modifications to our annual incentive plan metrics and the relative weighting of the long-term incentives components as summarized below.

We continue to provide competitive target compensation opportunities, with the amounts and mix of pay consistent with peers and generally stable year over year.

Target Total Direct Compensation ("TDC") was set within a competitive range of the market with variation based on each executive's experience, individual performance, advancement potential and consideration of internal equity. TDC consists of base salary, target annual incentives expressed as a percentage of base salary and earned based on attainment of our annual performance objectives, and the grant-date value of long-term incentives.

We modified our short-term incentive plan to align with value drivers of our long-term strategic and financial plans.

For fiscal 2022, we replaced the "Free Cash Flow Margin" metric under the annual incentive plan with "Non-GAAP Free Cash Flow," one of the key critical value drivers of the long-term commitment that we have made to stockholders and more closely aligned with peer group practices.

We also increased the plan's weightings on enterprise revenue and operating profit (from 17.5% to 25% each) while eliminating the weightings on business unit revenue and operating profit for executive officers. This shift towards a heavier weighting on enterprise metrics further strengthens alignment across our various business units.

For fiscal 2022, NEOs earned annual incentives averaging 56.8% of target. Individual bonuses varied from 55.3% to 57.8% of target with HP's President & CEO's bonus equal to 57.8% of target. The Company achieved below target results with respect to adjusted non-GAAP operating profit, GAAP net revenue and non-GAAP free cash flow. Twenty-five percent of target annual incentives are contingent upon the achievement of qualitative objectives that we believe will contribute to HP's long-term success including Innovation/Growth, Digital Transformation, People and Sustainable Impact. NEOs successfully delivered against their Management by Objectives ("MBOs") as detailed on pages 55-56.

Our long-term incentive plan continued to align actual pay with performance by putting a significant portion of variable compensation at risk to support our more growth-oriented strategy.

For fiscal 2022, we increased the performance-based equity weighting for HP's President & CEO from 60% to 70%, with 35% allocated to PARSUs and 35% allocated to PCSOs. Performance-based equity weightings for the rest of the NEOs remained at 60%, with 30% weighting each for PARSUs and PCSOs.

The remaining 30% to 40% of long-term incentive grant value was delivered in the form of Restricted Stock Units ("RSUs") primarily intended to increase stock ownership among our NEOs, while also supporting retention and incentivizing NEOs to maximize value for our stockholders. The value of RSUs is tied to stock price and reinvested dividend equivalents.

In fiscal 2022, NEOs received payout for fiscal 2020 PARSUs (measurement period ending in fiscal 2022) of 126.4%. The PARSU EPS payout was above target at 101.4%, while the fiscal 2020-2022 TSR modifier approximated the 76th percentile of the S&P 500, resulting in an additional +25% payout.

We continued our strong compensation governance practices.

We periodically review our executive compensation program for peer group alignment and strategic relevance as part of a long-standing compensation governance process that includes stockholder engagement. At the annual meeting in 2022, our say-on-pay proposal was approved by over 91% of the voted shares, indicating significant stockholder support and reinforcing our direction to make only limited changes to the program.

Components of Compensation*

Our executive compensation program consists primarily of performance-based components. The table below shows each major pay component, the role and factors for determining the amount. Percentages are the averages of pay components at target for the NEOs, including the CEO.

Pay Component	Role	Determination Factors
Base Salary 	▪ Provides a fixed portion of annual cash income	▪ Value of role in competitive marketplace ▪ Value of role to the Company ▪ Skills, experience and performance of individual compared to the market as well as others in the Company

Annual Incentive 
 	
Payments to executives for annual incentive purposes are made under the Stock Incentive Plan
	▪ Provides a variable and performance-based portion of annual cash income
	▪ Focuses executives on annual objectives that support the long-term strategy and creation of value
		▪ Target awards based on competitive marketplace, level of position, skills and performance of executive
		▪ 75% of actual awards based on achievement against annual corporate and business unit financial metrics and individual goals as set and approved by the HRC Committee. Financial metrics are:
		  ▪ GAAP net revenue
		  ▪ Adjusted non-GAAP operating profit
		  ▪ Non-GAAP free cash flow
		▪ 25% of actual awards based on achievement against individualized MBOs relating to Innovation/ Growth, Digital Transformation, People and Sustainable Impact

Long-term Incentive ▪ PARSUs ▪ PCSOs ▪ RSUs 	▪ Supports long-term sustained performance and growth-oriented strategy ▪ Aligns interests of executives and stockholders, reflecting the time-horizon and risk to investors ▪ Focuses executives on critical long-term performance goals ▪ Encourages equity ownership and stockholder alignment ▪ Retains key employees	▪ Target awards based on competitive marketplace, level of position, skills and performance of the executive ▪ Actual earned values based on performance against corporate EPS goals, relative TSR performance and stock price performance
All Others ▪ Benefits ▪ Limited perquisites ▪ Severance protection	▪ Supports the health and security of our executives and their ability to save on a tax-deferred basis ▪ Enhances executive productivity	▪ Competitive market practices for similar roles ▪ Level of executive ▪ Standards of best-in-class compensation governance

2022 NEO TDC (based on target) at a glance



CEO — 93% At-Risk — 7% Base salary, 13% Annual incentive, 80% Long-term incentive

Other NEOs* — 90% At-Risk — 10% Base salary, 14% Annual incentive, 76% Long-term incentive

* Breakdown does not include compensation paid or payable with respect to fiscal year 2022 to Julie Jacobs, who was hired on October 3, 2022.

Alignment with Stockholders and Compensation Best Practices

 Pay-for-Performance

- The majority of target total direct compensation for executives is performance-based as well as equity-based to align executives' rewards with sustained stockholder value creation.

- Total direct compensation is set within a competitive range of our peer group to ensure that it is appropriate and is aligned with the level of position, experience, skills and performance of the executive.

- Actual realized total direct compensation and pay positioning are designed to fluctuate with, and be commensurate with, actual annual and long-term performance, recognizing company-wide and individual results.

- Incentive awards are heavily dependent upon our stock performance and are measured against objective financial metrics that we believe link either directly or indirectly to the creation of value for our stockholders. In addition, 25% of our target annual incentives are contingent upon the achievement of qualitative objectives that we believe will contribute to our long-term success including Innovation/ Growth, Digital Transformation, People and Sustainable Impact.

- We balance cash flow, revenue and profit objectives, as well as short- and long-term objectives to reward for overall performance that does not over-emphasize a singular focus on a particular metric or time period. Also, we have payout governors on key financial metric outcomes designed to avoid significantly overachieving on one metric, without taking into consideration our performance on other plan metrics (as explained in more detail starting on page 53).

- A significant portion of our long-term incentives are delivered in the form of performance-contingent stock options, referred to as "PCSOs", which vest only if sustained stock price appreciation is achieved, and performance-adjusted restricted stock units, referred to as "PARSUs", which vest upon the achievement of EPS objectives and which can be modified by relative total shareholder return ("TSR").

- For fiscal 2022, the payouts under annual incentive awards and under PARSUs are capped at 200% of bonus target and 3x target shares, respectively.

- We validate the pay-for-performance relationship on an annual basis and our HRC Committee reviews and approves performance goals under our incentive plans.

- The compensation of objectively identified peer companies based on industry and size criteria is considered to confirm that pay levels and program design for the NEOs are appropriate and competitive.

 Compensation Governance

- We conduct an ongoing, proactive stockholder outreach program throughout the year and use that input to inform our program decisions and pay practices.

- We disclose our corporate performance goals and achievements relative to these goals.

- We do not utilize fixed-term executive employment contracts for senior executives.

- We devote significant time to management succession planning and leadership development efforts.

- We maintain a consistent market-aligned severance policy for executives and a conservative change in control policy which requires a double trigger for execution.

- The HRC Committee engages an independent compensation consultant.

- We have clawback and equity-forfeiture provisions that enable the Board to recoup compensation in the event of a material financial restatement or misconduct that results in material reputational harm to the Company, which mitigates compensation-related risk.

- We maintain strong stock ownership guidelines for executive officers and non-employee Directors.

- We prohibit all employees, including our executive officers, and also non-employee Directors, from engaging in any form of hedging transaction involving HP securities, holding HP securities in margin accounts and pledging stock as collateral for loans in a manner that could create compensation-related risk for the Company.

- We do not provide excessive perquisites to our executive officers.

- We do not allow our executives to participate in the determination of their own compensation.

- We do not provide tax gross up payments, including 280G gross ups in the event of a change in control.

- We do not reprice underwater stock options without prior stockholder approval.

Recent Changes Further Aligning Compensation with Stockholders' Interests

We regularly engage with our stockholders on a variety of issues, including their views on best practices in executive compensation. We have given due consideration to the issues that stockholders have identified as important to them for an executive compensation program. The following recent changes to our executive compensation program reflect our commitment to a compensation program that aligns pay to performance and drives stockholder value.

- Starting with new grants in fiscal 2020, to ensure alignment with our three-year financial plan, we changed our performance-adjusted restricted stock units ("PARSUs") to incorporate a three-year average EPS performance with full vesting only after three years of service and achievement of financial goals for that timeframe. We changed relative TSR from a standalone measure to a "payout modifier" determined based on cumulative three-year performance. We determined that this change increased focus on line-of-sight strategic performance while continuing close alignment between stockholder value creation and real pay delivery.

- Beginning in fiscal 2021, we incorporated performance-contingent stock options ("PCSOs") into our long-term incentive compensation. PCSOs further align the interests of our executives with our stockholders since a stock option will only realize value if the underlying share price appreciates and the PCSOs do not vest until specific stock-price growth hurdles have been achieved. PCSOs also provide further substantial "skin in the game" incentives for our senior executives toward long-term sustained stock growth that aligns with the transformational growth strategy we have committed to our stockholders.

- For fiscal 2022, we increased the weight of performance-based compensation for our CEO to 70% (vs. 60% in fiscal 2021) to continue strong alignment between actual pay and performance and to support our more growth-oriented strategy. Performance-based compensation is split between 35% PCSOs and 35% PARSUs.

- For fiscal 2023, each individual metric under our annual incentive plan may fund up to 200% of target (versus a maximum of 250% of target in prior years). This change will ensure no single metric's influence on payouts is larger than intended. Also, this funding cap better aligns with typical plan structures of peers. In addition, the stock price hurdle for the first tranche of the PCSOs will be 15% growth over a three-year period with a one-year time-based vesting requirement. This change increases the performance hurdle for the first tranche while also allowing more time for the market to observe and respond to the execution of HP's strategy.

Executive Compensation Program Oversight and Authority

Role of the HRC Committee and its Advisor

At the end of fiscal 2021, the HRC Committee conducted a selection process to identify an independent consultant that could help them best support HP's transformational growth. HRC selected Semler Brossy as its independent consultant during fiscal 2022, and to work with them and management on all aspects of our pay program for senior executives. The HRC Committee makes recommendations regarding the CEO's compensation to the independent members of the Board for approval, and reviews and approves the compensation of the remaining Section 16 officers, including our NEOs. Each HRC Committee member is an independent non-employee Director with significant expertise in executive compensation matters.

Semler Brossy provides analyses and recommendations that inform the HRC Committee's decisions; identifies peer group companies for competitive market comparisons; evaluates market pay data and competitive-position benchmarking; provides analyses and inputs on program structure, performance measures, and goals; provides updates on market trends and the regulatory environment as it relates to executive compensation; reviews various management proposals presented to the HRC Committee related to executive and Director compensation; and works with the HRC Committee to validate and strengthen the pay-for-performance relationship and alignment with stockholder interests. Semler Brossy does not perform other services for HP and will not do so without the prior consent of the HRC Committee chair. Semler Brossy meets with the HRC Committee chair and the HRC Committee outside the presence of management while in executive session.

The HRC Committee met eight times in fiscal 2022, and seven of these meetings included an executive session. Semler Brossy participated in all of the meetings and, when requested by the HRC Committee chair, in the preparatory meetings and the executive sessions.

Role of Management and the CEO in Setting Executive Compensation

The CEO recommends compensation for non-CEO Section 16 officers for approval by the HRC Committee. The HRC considered market competitiveness, business results, experience, and individual performance when evaluating fiscal 2022 NEO compensation and the overall compensation structure. The Chief People Officer and other members of our executive compensation team, together with members of our finance and legal organizations, work with the CEO to design and develop the compensation program, to recommend changes to existing program provisions applicable to NEOs and other senior executives, develop financial and other targets to be achieved under those programs, prepare analyses of financial data, peer comparisons and other briefing materials to assist the HRC Committee in making its decisions, and implement the decisions of the HRC Committee.

During fiscal 2022, Mr. Lores provided input to the HRC Committee regarding performance metrics and the setting of appropriate performance targets for his direct reports. Mr. Lores also recommended MBOs for the NEOs and the other senior executives who report directly to him. Mr. Lores is subject to the same financial performance goals as the executives who lead global functions and the businesses, and Mr. Lores' MBOs and compensation are established by the HRC Committee and recommended to the independent members of the Board for approval.

Use of Comparative Compensation Data and Compensation Philosophy

The HRC Committee reviews the compensation of our Section 16 officers in comparison to that of executives in similar positions at our peer group companies. Our peer group includes companies we compete with for executive talent due to our geographical proximity and technology industry overlap. The HRC Committee uses this information to evaluate how our pay levels and practices compare to market practices.

When determining the peer group, the following characteristics were considered with exceptions made at the HRC Committee's determination for labor-market relevance:

- Direct talent market peers.
- US-based companies in the technology sector (excluding distributors, contract manufacturers and outsourced services/IT consulting) with revenues between ~$12 billion and $290 billion and market cap between ~$8 billion and $200 billion.
- Select general industry companies (industrials, consumer products and telecom) generally meeting size and business criteria that are top-brands and considering continuity.
- Review of the peer companies chosen by companies within our proposed peer group and peer business similarity, to evaluate relevance.

We believe the resulting peer group provides HP and the HRC Committee with a valid comparison and benchmark for the Company's executive compensation program and governance practices. For fiscal 2022, the HRC Committee removed Microsoft and Xerox from the peer group due to market cap and revenue differences between the two companies and HP. The HRC Committee added Broadcom since the company has the characteristics described when determining the peer group. The HP peer group for fiscal 2022, as approved by the HRC Committee, consisted of the following companies:

Fiscal 2022 Group



Company	Revenue (FYE - $Bn)*
Dell Technologies Inc.	$101.2
PepsiCo, Inc.	$ 79.5
Intel Corporation	$ 79.0
General Electric Company	$ 74.2
HP Inc.	$ 63.0
IBM Corporation	$ 57.4
Cisco Systems, Inc.	$ 51.6
NIKE, Inc.	$ 46.7
QUALCOMM Incorporated	$ 44.2
Oracle Corporation	$ 42.4
Honeywell International Inc.	$ 34.4
Broadcom Inc.	$ 33.2
Micron Technology, Inc.	$ 30.8
Hewlett Packard Enterprise Company	$ 28.5
Western Digital Corporation	$ 18.8
Texas Instruments Incorporated	$ 18.3
Seagate Technology Holdings plc	$ 11.7

* Represents fiscal 2022 reported revenue, except fiscal 2021 reported revenue is provided for General Electric, Honeywell, IBM, Intel, PepsiCo and Texas Instruments.

Process for Setting and Awarding Executive Compensation

The factors considered when determining pay opportunities for our NEOs are market competitiveness, experience, individual performance, advancement potential and internal equitability. The weight given to each factor is not formulaic and may differ from year to year or by individual NEO.

The HRC Committee spends significant time determining the appropriate goals for our annual and long-term incentive plans, which make up the majority of NEO compensation. Management makes an initial recommendation of the goals, which is then assessed by the HRC Committee's independent compensation consultant and discussed and approved by the HRC Committee. Major factors considered in setting financial goals for each fiscal year are business results from the most recently completed fiscal year, budgets and strategic plans, macroeconomic factors, guidance and analyst expectations, industry performance and strategic initiatives. MBOs address a range of important topics, including focus areas on Innovation/Growth, Digital Transformation, People and Sustainable Impact.

Following the close of the fiscal year, the HRC Committee reviews actual financial results and MBO performance against the goals that it had set for the applicable plans for that year, with payouts under the plans determined based on performance against the established goals. The HRC Committee meets in executive session to review the MBO performance of the CEO and to determine a recommendation for his annual incentive award to be approved by the independent members of the Board. See "2022 Annual Incentives" below for a further description of our results and corresponding incentive payouts.

Determination of Fiscal 2022 Executive Compensation

Under our Total Rewards Program, executive compensation consists of base salary, annual incentives, long-term incentives, benefits, and perquisites.

The HRC Committee regularly considers ways to improve our executive compensation program by considering stockholder feedback, our current business needs and strategy, and peer group practices.

2022 Base Salary

Our executives receive a small percentage of their overall compensation in the form of base salary, which is consistent with our philosophy of tying the majority of executive pay to performance. The NEOs are paid an amount in the form of base salary sufficient to attract qualified executive talent and maintain a stable management team.

The HRC Committee aims to set executive base salaries within a competitive range of the market for comparable positions. In fiscal 2022, salaries generally comprise on average 9% of our NEOs' overall compensation, consistent with our peers. In making its recommendation to the Board regarding the CEO's salary, the HRC Committee reviews analyses and recommendations provided by Semler Brossy.

For fiscal 2022, the HRC Committee approved changes to the base salaries of Ms. Myers, Mr. Cho, Mr. Tran and Mr. Schell, and recommended that the Board approve a change in the base salary of Mr. Lores, in each case, as described in the table below. Ms. Myers' and Mr. Tran's salary increases were to reflect better alignment to market, peers and performance.

Changes in Base Salary

Executive	Fiscal Year-end 2021 Base Salary	Fiscal Year-end 2022 Base Salary	Percentage Change
Enrique Lores	$1,200,000	$1,250,000	4%
Marie Myers	$ 700,000	$ 780,000	11%
Julie Jacobs*	N/A	$ 700,000	N/A
Alex Cho	$ 740,000	$ 780,000	5%
Tuan Tran	$ 715,000	$ 780,000	9%
Christoph Schell**	$ 760,000	$ 800,000	5%

* Ms. Jacobs joined the Company on October 3, 2022 as Chief Legal Officer & General Counsel.

** Mr. Schell left the company on March 11, 2022.

2022 Annual Incentives

The fiscal 2022 annual incentive plan for the Executive Leadership Team consisted of the following three core financial metrics: GAAP net revenue, adjusted non-GAAP operating profit, and non-GAAP free cash flow. Revenue, operating profit and free cash flow are critical value drivers of the long-term commitment that we have made to stockholders.

For fiscal 2022, non-GAAP free cash flow replaced the free cash flow margin metric. Free cash flow is one of the key critical value drivers of the long-term commitment that we have made to stockholders and is better aligned with peers' practices. An additional change introduced was to increase the weighting of the enterprise revenue and operating profit metrics to 25% each (compared to 17.5% each under the annual incentive plan for fiscal 2021) while eliminating business unit revenue and operating profit metrics for NEOs for fiscal 2022. This shift towards increasing the weighting of each enterprise metric further strengthens alignment across our various business units.

A fourth component, MBOs, was used to further drive individual performance and achievement of key strategic goals. Each financial metric and the MBOs were weighted at 25% of the target award value. Each individual metric may fund up to 250% of target; however, the maximum annual incentive for each executive is capped at 200% of target.

We believe the annual incentive metrics were critical drivers of the recently completed three-year value creation plan announced in February 2020 (the "Value Plan") that also ensure our Executive Leadership Team's immediate goals and incentives are aligned with our long-term strategic and financial plans, as well as stockholder interests.

The target annual incentive awards for fiscal 2022 were set at 200% of eligible earnings for the CEO and 135% of salary for the CFO, President Personal Systems, President Imaging Printing and Solutions and Chief Commercial Officer. The target annual incentive award for the Chief Legal Officer & General Counsel was set at 100% of eligible earnings.

In addition, payment under the annual incentive plan is contingent on an NEO's service through the end of the fiscal year.

Fiscal 2022 Annual Incentive Plan

	Corporate Goals				
Key Design Elements	**GAAP Net Revenue ($ in billions)**	**Adjusted Non-GAAP Operating Profit ($ in billions)**	**Non-GAAP Free Cash Flow[1] ($ in billions)**	**MBOs**	**% Payout Metric[2] (%)**
Weight	25%	25%	25%	25%	
Linkage	Corporate	Corporate	Corporate	Individual	
Corporate Performance Goals					
Maximum	–	–	–	Various	250
Target	$67.4	$6.3	$4.5	Various	100
Threshold	–	–	–	Various	0

[1] Maximum funding for non-GAAP free cash flow is capped at 150% of target if adjusted non-GAAP operating profit achievement was below target and is capped at 100% of target if adjusted non-GAAP operating profit achievement was below threshold. If adjusted non-GAAP operating profit achievement was above target, the maximum funding level is 250% for this metric. Maximum and threshold information are not disclosed because such disclosure would result in competitive harm. However, goals are set at levels we believe to be achievable in connection with strong performance.

[2] Interpolated for performance between discrete points. Each individual metric may fund up to 250% of target; however, the maximum annual incentive for each executive is capped at 200% of target.

The specific metrics, their linkage to corporate results, and the weighting that was placed on each were chosen because the HRC Committee believed that:

- Performance against these metrics, in combination, enhances value for stockholders, capturing both the top and bottom line, as well as cash and capital efficiency.

- A balanced weighting of metrics limits the likelihood of rewarding executives for excessive risk-taking.

- Different measures avoid paying for the same performance twice.

- MBOs address a range of important topics, including focus areas on Innovation/Growth, Digital Transformation, People and Sustainable Impact, which are important to the long-term success of the Company.

The following chart sets forth the definition of and rationale for each of the financial performance metrics that was used for the Fiscal 2022 Annual Incentive Plan:

Financial Performance Metrics	Definition[1]	Rationale for Metric
GAAP Net Revenue	Net revenue as reported in our Annual Report on Form 10-K for fiscal 2022	Reflects top line financial performance, which is a strong indicator of our long-term ability to drive stockholder value
Adjusted Non-GAAP Operating Profit[2]	Non-GAAP operating profit, as defined and reported in our fourth quarter fiscal 2022 earnings press release (of $5.5 billion in fiscal 2022) and summarized in footnote (1) below, further adjusted by excluding bonus	Reflects operational financial performance, which is directly tied to stockholder value on a short-term basis. Provides stronger alignment with our long-term strategic and financial plans
Non-GAAP Free Cash Flow[3]	Net cash provided by operating activities adjusted for net investments in leases and net investments in property, plant and equipment, as reported in our fourth quarter fiscal 2022 earnings press release and summarized in footnote (2) below	Reflects cash management practices, including working capital and capital expenditures, enabling the company to pursue opportunities that contribute to long-term shareholder value.

[1] For purposes of establishing financial performance results under the fiscal 2022 Annual Incentive Plan, our financial results, whether reported in accordance with GAAP or a non-GAAP measure, may be further adjusted as permitted by guidelines approved by the HRC at the time of establishing the fiscal 2022 financial goals.

[2] As summarized above, adjusted non-GAAP operating profit is a non-GAAP measure that is defined as GAAP operating profit (of $4.7 billion in fiscal 2022) adjusted to exclude (i) costs of $802 million related to restructuring and other charges, acquisition and divestiture charges, amortization of intangible assets and Russia exit charges and (ii) bonus. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP operating profit.

[3] As summarized above, non-GAAP free cash flow is a non-GAAP measure that is defined as net cash provided by operating activities ($4.5 billion in fiscal 2022) adjusted to exclude the impact of net investments in leases ($155 million in fiscal 2022) and net investments in property, plant and equipment ($765 million in fiscal 2022).

Following fiscal 2022, the HRC Committee reviewed performance against the financial metrics and certified the results as follows:

Fiscal 2022 annual incentive performance against financial metrics[1]

Metric[1]	Weight[2]	Target ($ in billions)	Result[3] ($ in billions)	Percentage of Target Annual Incentive Funded
GAAP Net Revenue	25.0%	$67.4	$63.7	11.1%
Adjusted Non-GAAP Operating Profit	25.0%	$ 6.3	$ 5.8	14.4%
Non-GAAP Free Cash Flow	25.0%	$ 4.5	$ 4.0	4.8%
Total	75.0%			30.3%

[1] Governors include that HP adjusted non-GAAP operating profit will need to be achieved at minimum to be eligible for any award related to the HP GAAP net revenue component. Also, non-GAAP free cash flow is capped at 150% of target if HP adjusted non-GAAP operating profit achievement is below target. Non-GAAP free cash flow is capped at 100% of target if HP adjusted non-GAAP operating profit is below minimum.

[2] The financial metrics were equally weighted to account for 75% of the target annual incentive.

[3] Following the completion of fiscal 2022, the HRC approved adjustments to financial results for the noted metrics to take into account business disruption due to the ongoing Russia/Ukraine conflict. Such adjustments were aligned to guidelines approved by the HRC at its January 2022 meeting, at the same time fiscal 2022 financial goals were approved. Results above reflect adjusted values. The adjustment made to adjusted non-GAAP operating profit was in addition to the adjustment for Russia exit charges noted in the table above.

Fiscal 2022 annual incentive performance against non-financial component (MBOs)

Mr. Lores. The HRC Committee determined that Mr. Lores' MBO performance was achieved above target. Mr. Lores had strong accomplishments, including the following:

- Accelerated growth businesses, which collectively generated over $11 billion in revenue in fiscal 2022, exceeding our goal

- Invested in longer term growth through our acquisition of Poly and the formation of our Workforce Services and Solutions offering

- On the strength of our digital progress, launched Future Ready initiatives to drive productivity and create capacity for growth

- Continued to make progress with the full enterprise resource planning deployment by retiring multiple legacy systems

- Designed enterprise digital architecture driving consolidation of people, platforms and associated capabilities

- Added high performing, diverse leaders to the Executive Leadership Team while also strengthening the broader executive bench

- Continued to progress workforce diversity, improve inclusion, and strengthen employee engagement

- Supported employees through new wellness initiatives

- Exceeded FY22 goals for deforestation for non-HP branded paper and acceleration of digital equity

- Published 21st annual Sustainable Impact Report and received multiple climate, supply chain and social rankings

Ms. Myers. The HRC Committee determined that Ms. Myers' MBO performance was achieved above target. Ms. Myers' excellent leadership and commitment helped HP navigate the external environment in a difficult and volatile year while retaining credibility with our shareholders and the analyst community. Ms. Myers made substantial progress on key deliverables, including her work on improving employee experience, developing senior and emerging leaders within the Finance organization, and advancing priorities around digital equity, climate and human rights. Ms. Myers is a highly valued member of the Executive Leadership Team and an exemplary leader to our HP community.

Ms. Jacobs. The HRC Committee determined that Ms. Jacobs' MBO performance was achieved at target. Despite having only recently joined HP in October 2022, Ms. Jacobs made an immediate positive impact by focusing on high priority items while working to connect and assess her leadership team. Ms. Jacobs is an excellent addition to the Executive Leadership Team with the right experience and skillset to propel the team towards building functional capabilities and delivering key goals.

Mr. Cho. The HRC Committee determined that Mr. Cho's MBO performance was achieved at target. Through his leadership and thoughtful collaboration, Mr. Cho played a vital role in the success of two of HP's strategic priorities, the Poly acquisition and the creation of the new Workforce Services and Solutions business unit. Mr. Cho also made substantial progress on his people and sustainable impact goals, meeting or surpassing a number of his targets for the year and took a strong leadership role in digital equity. Mr. Cho is a well-respected and well-regarded leader with a dedicated team helping drive the business forward.

Mr. Tran. The HRC Committee determined that Mr. Tran's MBO performance was achieved above target. Mr. Tran's strong leadership enabled HP to address business headwinds in Print by focusing on alignment and key priorities across his leadership team and partnering effectively with the Commercial Organization and marketing. Despite incredibly challenging business conditions, Mr. Tran's focus on execution delivered strong progress within the Print portfolio and consumer services. Mr. Tran also played a very strong leadership role on climate/deforestation (forest neutral printing). Mr. Tran is a knowledgeable and experienced leader with the credibility needed both internally and with external stakeholders to help drive HP's enterprise goals.

Based on the findings of these performance evaluations, the HRC Committee (and, in the case of the CEO, the independent members of the Board) determined performance against MBO metrics for the NEOs as follows:

Named Executive Officer	Target MBO (%)	MBO Funded (%)
Enrique J. Lores	25.0	27.5
Marie Myers	25.0	27.5
Julie Jacobs	25.0	25.0
Alex Cho	25.0	25.0
Tuan Tran	25.0	27.5
Christoph Schell*	25.0	N/A

* Mr. Schell did not receive a fiscal 2022 annual incentive payout because he departed the company mid-year.

Based on the level of performance described above on both the financial metrics and MBOs for fiscal 2022, the payouts to the NEOs under the annual incentive were as follows:

Fiscal 2022 Annual Incentive Payout

Total payouts were determined by adding the weighted performance against financial metrics to the weighted performance against the non-financial metrics to determine a total payout as a percentage of the target opportunity for each executive:

Named Executive Officer[(1)]	Percentage of Target Annual Incentive Funded		Total Annual Incentive Payout	
	Financial Metrics (%)	Non-Financial Metrics / MBOs (%)	As % of Target Annual Incentive (%)	Payout ($)
Enrique J. Lores	30.3	27.5	57.8	1,445,564
Marie Myers	30.3	27.5	57.8	608,871
Julie Jacobs	30.3	25.0	55.3	32,271
Alex Cho	30.3	25.0	55.3	582,546
Tuan Tran	30.3	27.5	57.8	608,871

[(1)] Mr. Schell did not receive a fiscal 2022 annual incentive payout because he departed the company mid-year.

Long-term Incentive Compensation – Awards from Fiscal 2022

In order to motivate and reward our NEOs for their contributions towards achieving our business objectives, long-term incentives comprise the majority of each NEO's total target compensation opportunity with a total long-term incentive target value for each NEO established by the HRC Committee in early fiscal 2022. The long-term incentives consist of a mix of 35% PARSUs, 35% PCSOs and 30% time-based RSUs for our CEO (performance-based equity for our CEO increased, year-over-year, from 60% to 70% of his overall long-term incentive target opportunity) and a mix of 30% PARSUs, 30% PCSOs and 40% time-based RSUs for our other NEOs, and are linked to EPS, relative TSR and stock price performance. The high proportion of performance-based awards (60%- 70%) reflects our pay-for-performance philosophy. The time-based awards support retention and are linked to stockholder value and ownership, which are important goals of our executive compensation program.

2022 PARSUs

The fiscal 2022 PARSUs cliff-vest following the end of a three-year performance period in 2024. Vesting of the PARSUs is based on achievement of an adjusted non-GAAP EPS goal with a TSR "payout modifier." The EPS goal consists of three annual goals that roll up into our three-year annual average EPS. A TSR "payout modifier" is then applied to the EPS average payout at the end of year three to ensure alignment with our stockholders' experience and stockholder value creation. TSR is measured over the full three-year period based on performance against the S&P 500. The relative TSR is a market-based payout modifier that adjusts payout (-50%, 0% or +50%) so there is alignment with stockholder results. Final payout is subject to an overall maximum of 300% of the target number of shares. This structure is summarized in the charts below:

PARSU Measures	- Adjusted Non-GAAP EPS[1] – 100% of the units - Relative TSR vs. S&P 500 – "Payout Modifier"
PARSU Measurement Periods	- Earnout and vesting at the end of 3 years, subject to continued service - EPS based on three 1-year goals, set at the beginning of each year[2] - TSR measured over the full 3-years from FY22-24

PARSU Goal Scoring	- EPS funds payout from zero to 300% of target units according to threshold-target-maximum[3] Max 300%
	   Above target 200%
	   Target 100%
	   Threshold 50%
	   Below Threshold 0%
	   - TSR adds 50% if in the top quartile and subtracts 50% if in the bottom quartile (no adjustment from 25th percentile to 75th percentile). Relative 3-year TSR > S&P 500 75th percentile +50%
	   Relative 3-year TSR is equal to or between S&P 500 25th and 75th percentile No change
	   Relative 3-year TSR < S&P 500 25th percentile -50%
	   Subject to overall 300% of target shares max

[1] Adjusted non-GAAP EPS for PARSU measurement is calculated using non-GAAP net earnings (as defined and reported in our fourth quarter fiscal 2022 earnings press release (of $4.3 billion in fiscal 2022)) further adjusted to include bonus at target (net of income tax). As summarized in the preceding sentence, adjusted non-GAAP net earnings is a non-GAAP measure that is defined as GAAP net earnings (of $3.2 billion in fiscal 2022) and (i) excluding after-tax costs of $1.1 billion related to restructuring and other charges, acquisition and divestiture charges, amortization of intangible assets, Russia exit charges, non-operating retirement-related (credits)/charges and tax adjustments and (ii) further adjusted to include bonus at target (net of income tax). This non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP net earnings.

[2] Performance measurement occurs at the end of the year one, year two, and year three performance periods.

[3] Interpolate for performance between discrete points.

In November of 2022, the HRC Committee determined that fiscal 2022 EPS for fiscal 2022 PARSUs was achieved at 0% (for not having met the threshold) based on actual PARSU EPS performance of $4.01 (target of $4.38). The final payout will also depend on performance in fiscal 2023 and 2024 along with the three-year relative TSR performance.

	Metric PARSU EPS[1] – 100%			Results		
	Fiscal 2022 EPS Target: $4.38	Fiscal 2023 EPS	Fiscal 2024 EPS	Average EPS Performance	3-year TSR Payout Modifier	Total Payout
Fiscal 2022 PARSUs	0%	–	–	TBD	TBD	TBD



[1] EPS for PARSU measurement is calculated on an adjusted non-GAAP basis. See footnote (1) of the immediately preceding table for additional information.

2022 PCSOs

PCSOs support our more growth-oriented portfolio and strategy and align the interests of our executives with our stockholders by driving long-term sustained stock price growth and reflecting the time-horizon and risk to investors. The fiscal 2022 PCSO awards will vest in three tranches provided certain stock price requirements are met as follows:

- one-third of the PCSO award will vest upon continued service of one year and achievement of a closing stock price that is at least 10% over the grant date stock price for at least 20 consecutive trading days within two years from the date of grant;

- one-third will vest upon continued service for two years and achievement of a closing stock price that is at least 20% over the grant date stock price for at least 20 consecutive trading days within four years from the date of grant; and

- one-third will vest upon continued service of three years and achievement of a closing stock price that is at least 30% over the grant date stock price for at least 20 consecutive trading days within five years from the date of grant.

As of the end of fiscal 2022, stock price appreciation conditions had not been met for any of the tranches.

	Stock Price Hurdle (Grant Price: $37.29)	Time to Achieve Hurdle	Service Condition	Status as of 10/31/22
First Tranche	110% of grant price ($41.02)	2 years	1 year	Stock price hurdle has not been met
Second Tranche	120% of grant price ($44.75)	4 years	2 years	Stock price hurdle has not been met
Third Tranche	130% of grant price ($48.48)	5 years	3 years	Stock price hurdle has not been met

2022 RSUs

2022 RSUs and related dividend equivalent units vest ratably on an annual basis over three years from the grant date. Three-year vesting is common in our industry and supports executive retention and alignment with stockholder value.

Fiscal 2022 Long-term Incentive Compensation at Target

The following table shows combined total target grant values for annual grants attributable to fiscal 2022. These values represent target opportunities to earn future value-based compensation and are not actual earned amounts, which will be determined after the end of the three-year performance period based on continued employment, stock price growth and performance against pre-established PCSO and PARSU performance goals.

Named Executive Officer	PARSUs	PCSOs	RSUs	Total Fiscal 2022 Long-term Incentive Grant
Enrique J. Lores	$5,250,000	$5,250,000	$4,500,000	$ 15,000,000
Marie Myers	$ 1,710,000	$ 1,710,000	$2,280,000	$ 5,700,000
Julie Jacobs*	$ –	$ –	$9,000,000	$ 9,000,000
Alex Cho	$ 1,725,000	$ 1,725,000	$2,300,000	$ 5,750,000
Tuan Tran	$ 1,725,000	$ 1,725,000	$2,300,000	$ 5,750,000
Christoph Schell**	$2,040,000	$2,040,000	$ 2,720,000	$ 6,800,000

* Ms. Jacobs was hired on October 3, 2022 as Chief Legal Officer & General Counsel and was granted time-vesting restricted stock units in connection with her commencement of employment. The amount of this grant took into account compensation Ms. Jacobs forfeited in leaving her previous employer. She did not receive PARSUs or PCSOs.

** Mr. Schell left the company on March 11, 2022 and thereby forfeited all of the PARSUs, PCSOs and RSUs previously granted to him during fiscal 2022.

Values in the Summary Compensation Table are different than the target values described in the table above. In the Summary Compensation Table, amounts reflect the grant date fair value for the EPS component for Year 1 (2022), for which goals were approved in January 2022, and the grant date fair value for the TSR modifier, consistent with accounting standards. Grant date fair values for the EPS component for Year 2 (2023) and Year 3 (2024) are not included in the Summary Compensation Table since EPS goals for those years are approved in their respective fiscal year.

The Summary Compensation Table for fiscal 2022 also includes a portion of the fiscal 2021 PARSUs Year 2 EPS (2022) and 2020 PARSUs Year 3 EPS (2022) for which goals were approved in January 2022.

For more information on grants to the NEOs during fiscal 2022, see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2022."

Long-term Incentive Compensation – Continuing Performance Awards from Prior Fiscal Years

2021 PARSUs

The design of the fiscal 2021 PARSUs is consistent with that of the fiscal 2022 PARSUs.

In November of 2021, the HRC Committee determined that fiscal 2021 EPS for fiscal 2021 PARSUs was achieved at 300% based on actual PARSU EPS performance of $4.08 (target of $2.74). In November of 2022, the HRC Committee determined that fiscal 2022 EPS for fiscal 2021 PARSUs was achieved at 0% (for not having met the threshold) based on actual PARSU EPS performance of $4.01 (target of $4.38). The final payout for fiscal 2021 PARSUs will also depend on performance in fiscal 2023 along with the three-year relative TSR performance.

	Metric PARSU EPS[1] – 100%			Results		
	Fiscal 2021 EPS Target: $2.74	Fiscal 2022 EPS Target: $4.38	Fiscal 2023 EPS	Average EPS Performance	3-year TSR Payout Modifier	Total Payout
Fiscal 2021 PARSUs	300%	0%	–	TBD	TBD	TBD

[1] EPS for PARSU measurement is calculated using non-GAAP Net Earnings adjusted to include bonus at target.

2020 PARSUs

The design of the fiscal 2020 PARSUs is consistent with those of the fiscal 2022 and 2021 PARSUs, except that TSR adds 25% (vs. 50%) if in the top quartile and subtracts 25% (vs. 50%) if in the bottom quartile (with no adjustment from 25th percentile to 75th percentile). Also, maximum payout of the 2020 PARSUs is 200% of target units vs. 300% for 2021 and 2022 PARSUs.

The EPS performance target for fiscal 2022 is the same for the fiscal 2020, 2021 and 2022 PARSU awards. As a result, the Year 3 performance level was 0% (for not having met thresholds) based on PARSU EPS performance of $4.01 in fiscal 2022 (target of $4.38), as determined by the HRC Committee in November of 2022.

The 3-year TSR performance for fiscal years 2020-2022 was at the 76th percentile relative to the TSR performance of other S&P 500 companies during this period, resulting in a modifier of an additional 25% to the 3-year average EPS performance result.

The actual performance achievement for the three-year performance period (i.e., fiscal 2020-2022) for the 2020 PARSUs as of October 31, 2022 is summarized in the table below:

	Metric PARSU EPS[1] – 100%			Results		
	Fiscal 2020 EPS Target: $2.32	Fiscal 2021 EPS Target: $2.74	Fiscal 2022 EPS Target: $4.38	Average EPS Performance	3-year TSR Payout Modifier	Total Payout
Fiscal 2020 PARSUs	104.2%	200.0%	0%	101.4%	+25%	126.4%

[1] EPS for PARSU measurement is calculated using non-GAAP Net Earnings adjusted to include bonus at target.

Fiscal 2023 Compensation Program

The HRC Committee regularly evaluates ways to improve our executive compensation program. We believe that our current compensation structure effectively aligns real pay delivery with critical financial and strategic non-financial goals, reinforces year-over-year improvement and our growth-oriented strategy, offers a stable and consistent message to both stockholders and participants, and provides an attractive pay-for-performance incentive opportunity to encourage retention and leadership engagement.

In light of our continued monitoring and evaluation of our executive compensation program, and our engagement with, and feedback from, our stockholders, we believe the structure of our incentive designs as in effect in fiscal 2022 continues to support the Company's business strategy and align with our compensation philosophy. However, as we plan to discuss in further detail in the fiscal 2023 proxy statement, we made the following fine-tuning changes that we believe are in our stockholders' interests and appropriate to the characteristics and business strategy of the Company:

- Annual Incentives: For fiscal 2023 each individual metric may fund up to 200% of target (versus a maximum of 250% of target under the current program). This change will ensure no single metric's influence on payouts is larger than intended. Also, this funding cap better aligns with typical plan structures of peers.
- Long-Term Incentives: For fiscal 2023, the stock price hurdle for the first tranche of the PCSOs will be 15% growth over a three-year period with a one year time-based vesting requirement. This change increases the performance hurdle for the first tranche while also allowing more time for the market to observe and respond to the execution of HP's strategy.

Benefits

We do not provide our executives, including the NEOs, with special or supplemental defined benefit pension or health benefits. Our NEOs receive health and welfare benefits (including retiree medical benefits, if eligibility conditions are met) under the same programs and subject to the same eligibility requirements that apply to our employees generally.

Benefits under all U.S. pension plans were frozen effective December 31, 2007. Benefits under the Electronic Data Systems ("EDS") Pension Plan ceased upon HP's acquisition of EDS in 2008. As a result, no NEO or any other HP employee accrued a benefit under any HP U.S. defined benefit pension plan during fiscal 2022. The amounts reported as an increase in pension benefits in the Summary Compensation Table are for those NEOs who previously accrued a benefit in a defined benefit pension plan prior to the cessation of accruals and reflect changes in actuarial values only, not additional benefit accruals.

The NEOs, along with other executives who earn base pay or an annual incentive in excess of certain limits of the Code or greater than $165,000, are eligible to participate in the 2005 Executive Deferred Compensation Plan (the "EDCP"). This plan is maintained to permit executives to defer some of their compensation in order to also defer taxation on such amounts. This is a standard benefit plan also offered by most of our peer group companies. The EDCP permits deferral of base pay in excess of the amount allowed under the qualified HP 401(k) Plan (the "HP 401(k) Plan") (the 401(k) deferral limit for calendar 2022 was $20,500) and up to 95% of the annual incentive payable under the Stock Incentive Plan, the PfR Plan and other eligible plans. In addition, we make a 4% matching contribution to the EDCP on base pay contributions in excess of IRS limits up to a maximum of two times that limit (maximum of $12,200 in calendar 2022). This is the same percentage of matching contributions those executives are eligible to receive under the 401(k) Plan. In effect, the EDCP permits these executives and all eligible employees to receive a 401(k)-type matching contribution on a portion of base-pay deferrals in excess of IRS limits. Amounts deferred or matched under the EDCP are credited with hypothetical investment earnings based on investment options selected by the participant from among nearly all the proprietary funds available to employees under the 401(k) Plan. No amounts earn above-market returns. Benefits payable under the EDCP are unfunded and unsecured.

Executives are also eligible to have a yearly HP-paid medical exam as part of the HP U.S. executive physical program. This includes a comprehensive exam, thorough health assessment and personalized health advice. This benefit is also offered by our peer group companies.

Consistent with its practice of not providing any special or supplemental executive defined benefit programs, including arrangements that would otherwise provide special benefits to the family of a deceased executive, in 2011 the HRC Committee adopted a policy that, unless approved by our stockholders pursuant to an advisory vote, we will not enter into a new plan, program or agreement or modify an existing plan, program or agreement with a Section 16 officer (including the NEOs) that provides for payments, grants or awards following the death of the officer in the form of unearned salary or unearned annual incentives, accelerated vesting or the continuation in force of unvested equity grants, perquisites, and other payments or awards made in lieu of compensation, except to the extent that such payments, grants or awards are provided or made available to our employees generally.

Limited Perquisites

We provide a small number of perquisites to our senior executives, including the NEOs. For a list of all perquisites provided to our NEOs for fiscal 2022, please refer to "Fiscal 2022 All Other Compensation Table" on page 66.

HP maintains one corporate aircraft due to our global presence. For security, safety, effectiveness and efficiency purposes, the Company allows executives to use the corporate aircraft for personal reasons. The CEO is required by the Board to use corporate aircraft for all travel, including personal travel. In the event an NEO is accompanied by a guest or family member on the aircraft for personal reasons, as approved by the CEO or CLO, the NEO is taxed on the value of this usage according to the relevant rules of the Internal Revenue Code. We do not provide tax gross-ups for the imputed income attributable to personal use. Among our NEOs, Mr. Lores is the only executive who used the corporate aircraft for personal use during fiscal 2022.

In addition, we cover the costs of financial counseling, tax preparation and estate planning services for certain of our executives. These services provide these executives with a better understanding of their compensation and benefits and allow them to focus their attention on our future success.

We consider specific personal security measures (for example, security personnel or the installation and maintenance of security measures in and around an executive's residence) to be appropriate expenses that arise out of the executive's employment responsibilities and that are necessary to his or her job performance and to ensure the safety of the covered executive and his or her family. The Board and the HRC Committee periodically review and approve the amount and nature of executive officers' security expenses.

Termination and Change in Control Protections

The HRC Committee is focused on ensuring that the severance and change of control protections available to our executives are consistent with market practice, provide clarity to prospective and current executives, and will help attract and retain talent. Consistent with this approach, our Section 16 officers (including all of the NEOs) are covered by the Amended and Restated Severance and Long-Term Incentive Change in Control Plan for Executive Officers (the "SPEO"), as subsequently amended. The SPEO is intended to protect our executives and our stockholders, and provide a level of transition assistance in the event of an involuntary termination of employment. We have not entered into individual employment agreements or any severance or change in control agreements with our current NEOs.

Severance and Long-Term Incentive Change in Control Plan for Executive Officers

Under the SPEO, participants who incur an involuntary termination (i.e., a termination not for cause), and who execute a full and effective release of claims following such termination, are eligible to receive severance benefits in an amount determined as a multiple of base pay, plus the average of either the actual annual incentives paid for the preceding three years or target bonus if the executive has received less than three full fiscal year annual cash bonuses at his or her seniority level as of immediately prior to such termination. In the case of the NEOs other than the CEO, the multiplier is 1.5. In the case of the CEO, the multiplier is 2.0. In all cases, this benefit will not exceed 2.99 times the sum of the executive's base pay plus target annual incentive as in effect immediately prior to the termination of employment.

Although most of the compensation for our executives is performance-based and largely contingent upon the achievement of financial goals, the HRC Committee continues to believe that the SPEO is appropriate for the attraction and retention of executive talent. In addition, we find it more equitable to offer severance benefits based on a standard formula for the Section 16 officers (including all of the NEOs) because severance often serves as a bridge when employment is involuntarily terminated, and should therefore not be affected by other, longer-term accumulations. As a result, and consistent with the practice of our peer group companies, other compensation decisions are not generally tied to the existence of this severance protection.

In addition to the cash benefit, SPEO participants are eligible to receive (1) a pro-rata annual incentive for the year of termination based on actual performance results, at the discretion of the HRC Committee, (2) pro-rata vesting of unvested equity awards (and for performance-based equity awards, only if any applicable performance conditions have been satisfied as of the end of the applicable performance period), and (3) payment of a lump-sum health-benefit stipend of an amount equal to 18 months' COBRA premiums for continued group medical coverage for the executive and his or her eligible dependents.

Severance Benefits in the Event of a Change in Control Under the SPEO

The SPEO also includes change in control terms for our NEOs. The benefits provided for involuntary terminations under the SPEO are also provided in connection with a voluntary termination for Good Reason (as defined in the plan) that occurs within 24 months after a change in control ("double trigger"). In addition, the SPEO provides for full vesting of outstanding stock options, RSUs, PCSOs and PARSUs upon involuntary termination not for Cause or voluntary termination for Good Reason within 24 months after a change in control, and in situations where equity awards are not assumed by the surviving corporation (a "modified double trigger"). The SPEO further provides that under either a double trigger or modified double trigger, PARSUs and PCSOs will vest based on actual performance with respect to the awards for which the applicable performance period has ended or target performance with respect to the awards for which the applicable performance period has not ended (with vested PCSOs remaining exercisable for one year following the termination date). In addition, in the event of any dispute under the SPEO relating to a participant's termination of employment within 24 months following a change in control, the Company will reimburse all related legal fees and expenses reasonably incurred by the participant if claims are brought in good faith. We do not provide tax gross ups in connection with terminations, including terminations in the event of a change in control.

Other Compensation-Related Matters

Succession Planning

Among the HRC Committee's responsibilities described in its charter is to oversee succession planning and leadership development. In addition, the full Board plans for succession of the CEO and annually reviews senior management selection and succession planning. As part of this process, the independent Directors annually review candidates for senior management positions to see that qualified candidates are available for all positions and that development plans are being utilized to strengthen the skills and qualifications of the candidates.

The criteria used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board. We also host a Board Buddy program through which each executive officer is aligned to a board member as a mentor to aid the executive's development while giving board members a deeper understanding of the day-to-day operations of the Company.

In fiscal 2022, an executive talent review was conducted along with succession plans for each of the executive leaders. Successors having the necessary skill sets, performance, potential, and diversity were identified. Development plans for successors were also established to ensure readiness and those will be managed throughout the coming year. In addition to the annual succession planning process, the HRC Committee participates in an in-depth performance discussion of each executive officer at the time of the annual compensation review. Further, the HRC Committee receives regular People Updates at HRC Committee meetings throughout the year, which includes a review of key people processes and developments for that quarter.

In addition, the executive team participated in team and individual development discussions throughout the year. New external executive team members also completed an assessment and onboarding process to ensure their full integration into the team and maximize their effectiveness.

Stock Ownership Guidelines and Prohibition on Hedging and Pledging

Our stock ownership guidelines are designed to align executives' interests with those of our stockholders and mitigate compensation-related risk. The current guidelines provide that, within five years of assuming a designated position, the CEO should attain an investment position in our stock equal to seven times his base salary and all other Section 16 officers reporting directly to the CEO should attain an investment position equal to five times their base salaries. Our NEOs are on pace to meet the stock ownership guidelines within the allotted time frame.

Shares counted toward these guidelines include any shares held by the executive directly or through a broker, shares held through the 401(k) Plan, shares held as restricted stock and shares underlying time-vested RSUs. Beginning in fiscal 2021, we no longer count stock options toward stock ownership guidelines. We also do not include shares in ongoing PARSU cycles.

The HRC Committee has adopted a policy prohibiting all employees, including executive officers, and Directors from engaging in any form of hedging transaction (derivatives, equity swaps, forwards, etc.) involving Company securities, including, among other things, short sales and transactions involving publicly traded options. In addition, with limited exceptions, our executive officers are prohibited from holding our securities in margin accounts and from pledging our securities as collateral for loans. We believe that these policies further align our executives' interests with those of our stockholders.

Policy for Recoupment of Performance-Based Incentives

In fiscal 2006, the Board adopted a "clawback" policy that allows the Board discretion to recover certain annual incentives from senior executives (including the NEOs) whose fraud or misconduct resulted in a significant restatement of financial results. The policy specifically allows for the recovery of annual incentives paid at or above target from those senior executives whose fraud or misconduct resulted in the restatement where the annual incentives would have been lower absent the fraud or misconduct, to the extent permitted by applicable law. Additionally, our incentive plan document (and award agreements) allows for the recoupment of performance-based annual incentives and long-term incentives consistent with applicable law and the clawback policy.

In addition, in fiscal 2014, we added a provision to our grant agreements to clarify that equity awards are subject to the clawback policy. Award agreements also provide the Board discretion to recover certain outstanding cash and equity awards for fraud or misconduct that results in reputational harm to HP even when such fraud or misconduct does not result in a significant restatement of financial results.

Accounting and Tax Effects

The impact of accounting treatment is considered in developing and implementing our compensation programs, including the accounting treatment as it applies to amounts awarded or paid to our executives.

The impact of federal tax laws on our compensation programs is also considered, including the deductibility of compensation paid to the NEOs, as limited by Section 162(m) of the Code. For prior fiscal years, Section 162(m) included an exception from the deductibility limitation for qualified "performance-based compensation." This exception, however, has been repealed for tax years beginning in fiscal 2019 under the

Tax Cuts and Jobs Act. As such, compensation paid to certain of our executive officers in excess of $1.0 million is not deductible unless it qualifies for certain transition relief applicable for compensation paid pursuant to a written binding contract that was in effect as of November 2, 2017. In addition, the Tax Cuts and Jobs Act increased the scope of individuals subject to the deduction limitation. Thus, compensation originally intended to satisfy the requirements for exemption from Section 162(m) may not be fully deductible. Although our compensation program may take into consideration the Section 162(m) rules as a factor, these considerations will not necessarily limit compensation to amounts deductible under Section 162(m). Despite the modifications to Section 162(m), the HRC Committee intends to continue to implement compensation programs that it believes are competitive and in the best interests of HP and its stockholders.

HR and Compensation Committee Report on Executive Compensation

The HRC Committee of the Board of HP has reviewed and discussed with management this Compensation Discussion and Analysis. Based on this review and discussion, it has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the Annual Report on Form 10-K of HP filed for the fiscal year ended October 31, 2022.

HR and Compensation Committee of the Board of Directors

Stephanie A. Burns, Chair
Aida Alvarez
Shumeet Banerji
Charles "Chip" V. Bergh
Bruce Broussard

Executive Compensation Tables

Fiscal 2022 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for fiscal years 2022, 2021, and 2020, as applicable. Per SEC reporting guidelines, our NEOs for fiscal 2022 include our CEO (Mr. Lores), our CFO (Ms. Myers), and the next three most highly compensated individuals serving as executive officers as of the last day of the fiscal year, October 31, 2022 (Ms. Jacobs, Mr. Cho, and Mr. Tran). Mr. Schell left the company on March 11, 2022 but was included as an NEO as his total compensation would have made him one of the three most highly compensated individuals had he been serving as an executive officer at fiscal year end.

Name and Principal Position	Year	Salary[3] ($)	Bonus[4] ($)	Stock Awards[5] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation[7] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[8] ($)	All Other Compensation[9] ($)	Total ($)
Enrique J. Lores President and CEO	2022	1,250,000	–	12,844,359	5,341,057	1,445,564	–	198,946	21,079,926
	2021	1,200,000	–	10,558,022	4,107,368	4,440,000	–	428,416	20,733,806
	2020	1,100,000	–	7,976,875	–	3,261,085	–	219,555	12,557,515
Marie Myers Chief Financial Officer	2022	780,000	–	3,670,097	1,739,653	608,871	–	90,256	6,888,877
	2021	664,445	250,000	3,185,034	1,216,998	1,794,000	–	111,091	7,221,568
	2020	329,313	–	1,749,997	–	605,084	–	4,302	2,688,696
Julie Jacobs[1] Chief Legal Officer & General Counsel	2022	58,333	–	9,000,011	–	32,271	–	–	9,090,615
Alex Cho President, Personal Systems	2022	780,000	–	5,610,175	1,754,919	582,546	–	42,670	8,770,310
	2021	740,000	–	4,552,967	1,673,373	1,998,002	15	43,426	9,007,783
	2020	703,000	–	3,571,232	–	1,328,883	49,881	23,563	5,676,559
Tuan Tran President, Print	2022	780,000	–	5,503,615	1,754,919	608,871	–	44,153	8,691,558
	2021	715,000	–	4,066,688	1,673,373	1,785,712	5,418	78,876	8,325,067
Christoph Schell[2] Former Chief Commercial Officer	2022	300,093	–	6,660,174	2,075,376	–	–	33,937	9,069,580
	2021	760,000	–	5,427,349	1,977,620	2,052,000	–	41,000	10,257,969
	2020	722,000	–	4,462,000		1,290,846	–	40,600	6,515,446

[1] Ms. Jacobs was hired on October 3, 2022 as the Company's Chief Legal Officer & General Counsel.

[2] Mr. Schell left the company on March 11, 2022.

[3] Amounts shown represent base salary earned or paid during the fiscal year, as described under the heading "Compensation Discussion and Analysis—Determination of Fiscal 2022 Executive Compensation—2022 Base Salary."

[4] In fiscal 2021 Ms. Myers received a one-time lump sum cash payment of $250,000 in connection with her appointment as Acting Chief Financial Officer, while continuing to lead our Transformation and IT organization.

[5] The grant date fair value of all stock awards has been calculated in accordance with applicable accounting standards. In the case of RSUs, the value is determined by multiplying the number of units granted by the closing price of our stock on the grant date. For PARSUs awarded in fiscal 2022, they include both internal (EPS) goals and the market-related (TSR) performance modifier as described under the "Compensation Discussion and Analysis—Determination of Fiscal 2022 Executive Compensation —Long-Term Incentive Compensation—Awards from Fiscal 2022." Amounts shown reflect the grant date fair value of the first tranche of the 2022 PARSUs for which the EPS goal has been established (i.e., for fiscal 2022) based on the probable outcome of performance conditions related to these PARSUs at the grant date. Consistent with the applicable accounting standards, the grant date fair value of the market related TSR modifier has been determined using a Monte Carlo simulation model. Further, consistent with accounting standards, grant date fair value reflects the EPS portion of the award for Year 1 only, for which goals were approved in January 2022. This value also reflects grant date fair value of the 2021 PARSU award for Year 2 (fiscal 2022 EPS) and the EPS portion of the 2020 PARSU award for Year 3 (fiscal 2022 EPS), for which goals were approved in January 2022. The table below sets forth the grant date fair value for the fiscal 2022 EPS of the 2022 PARSUs granted on December 7, 2021, the fiscal 2022 EPS of the 2021 PARSUs granted on December 7, 2020, and the fiscal 2022 EPS portion of the 2020 PARSUs granted on December 6, 2019:

Name	Date of Original PARSU Grant	Probable Outcome of Performance Conditions Grant Date Fair Value ($)*	Maximum Outcome of Performance Conditions Grant Date Fair Value ($)*	Market-related Component Grant Date Fair Value ($)**
Enrique J. Lores	12/7/2021	1,409,372	4,228,116	1,159,234
	12/7/2020	1,868,089	5,604,267	
	12/6/2019	3,907,656	7,815,312	
Marie Myers	12/7/2021	459,029	1,377,087	377,581
	12/7/2020	553,502	1,660,506	
Tuan Tran	12/7/2021	463,045	1,389,135	380,885
	12/7/2020	761,085	2,283,255	
	12/6/2019	1,598,590	3,197,180	
Alex Cho	12/7/2021	463,045	1,389,135	380,885
	12/7/2020	761,085	2,283,255	
	12/6/2019	1,705,150	3,410,300	
Christoph Schell	12/7/2021	547,615	1,642,845	450,445
	12/7/2020	899,460	2,698,380	
	12/6/2019	2,042,647	4,085,294	

* Amounts shown represent the grant date fair value of the PARSUs subject to the internal EPS performance goal (i) based on the probable or target outcome as of the date the goals were set and (ii) based on achieving the maximum level of performance for the performance period beginning in fiscal 2022. The grant date fair value of the 2022 PARSUs Year 1 EPS units awarded on December 7, 2021, 2021 PARSUs Year 2 EPS units awarded on December 7, 2020 and 2020 PARSUs Year 3 EPS units awarded on December 6, 2019 was $38.99 per unit, which was the closing share price of our common stock on January 12, 2022 when the EPS goal was approved. The values of 2022 PARSUs Year 2 and Year 3 EPS units will not be available until January 2023 and January 2024, respectively, and therefore are not included for fiscal 2022, but will be included for their respective fiscal years.

** Amounts shown represent the grant date fair value of PARSUs subject to the market related TSR modifier of the PARSUs, for which expense recognition is not subject to probable or maximum outcome assumptions. The grant date fair value of the market related TSR modifier of the PARSUs granted December 7, 2021 was $10.69 per unit, which was determined using a Monte Carlo simulation model. The significant assumptions used in this simulation model were a volatility rate of 41.57%, a risk-free interest rate of 0.96%, and a simulation period of 2.9 years. For information on the assumptions used to calculate the fair value of the awards, refer to Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2022, as filed with the SEC on December 6, 2022.

[6] The grant date fair value of PCSO awards is calculated using a combination of a Monte Carlo simulation model and a lattice model, as these awards contain market conditions. For information on the assumptions used to calculate the fair value of the awards, refer to Note 5 of our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2022, as filed with the SEC on December 6, 2022.

[7] Amounts shown represent payouts under the annual incentive (amounts earned during the applicable fiscal year but paid after the end of that fiscal year).

[8] Amounts shown represent the increase in the actuarial present value of NEO pension benefits during the applicable fiscal year. The values are reflected as "$0" for Mr. Cho and Mr. Tran because of the drop in change in pension values of $123,602 and $264,237, respectively, due to the significant change in discount rates. As described in more detail under the heading "Narrative to the Fiscal 2022 Pension Benefits Table" below, pension accruals have generally ceased for all NEOs, and NEOs hired after the dates that pension accruals ceased are not eligible to participate in any U.S. defined benefit pension plan. The only exception for the NEOs listed above is Mr. Cho who participates in the International Retirement Guarantee (IRG), which is provided to a small, closed group of employees who have transferred between countries with pension/retirement indemnity plans. Mr. Cho will not accrue additional benefits under the IRG unless he transfers outside of the US with HP Inc. for an extended period of time. Accordingly, the amounts reported for the NEOs do not reflect additional accruals but reflect the passage of one more year from the prior present value calculation, Deferred Profit-Sharing Plan returns, and changes in other actuarial assumptions. The assumptions used in calculating the changes in pension benefits are described in footnote (2) to the "Fiscal 2022 Pension Benefits Table." No HP plan provides for above-market earnings on deferred compensation amounts, so the amounts reported in this column do not reflect any such earnings.

[9] The amounts shown are detailed in the "Fiscal 2022 All Other Compensation Table" below.

Fiscal 2022 All Other Compensation Table

The following table provides additional information about the amounts that appear in the "All Other Compensation" column in the "Summary Compensation Table" above.

Name	401(k) Company Match[(1)] ($)	NQDC Company Match[(2)] ($)	Mobility Program[(3)] ($)	Security Services/ Systems[(4)] ($)	Personal Aircraft Usage[(5)] ($)	Miscellaneous[(6)] ($)	Total AOC ($)
Enrique J. Lores	12,200	11,600	450	22,239	119,631	32,826	198,946
Marie Myers	12,200	11,600	–	48,027	–	18,429	90,256
Julie Jacobs	–	–	–	–	–	–	–
Alex Cho	12,200	11,600	–	–	–	18,870	42,670
Tuan Tran	12,200	10,925	2,217	–	–	18,811	44,153
Christoph Schell	–	11,400	–	–	–	22,537	33,937

(1) Represents matching contributions made under the HP 401(k) Plan that were earned for 2022.

(2) Represents matching contributions credited during fiscal 2022 under the HP Executive Deferred Compensation Plan with respect to the 2021 calendar year of that plan.

(3) For Mr. Lores and Mr. Tran, represents tax preparation, filing, equalization and compliance services paid under HP's tax assistance due to business travel in Korea. Due to the taxation impact on US taxpayers who travel to Korea on business and the increase in business travel to Korea due to our acquisition of Samsung's Print business, the HRC Committee approved a Tax Assistance Program during its July 2017 meeting that covers our Section 16 officers. The program has the same characteristics as the existing tax equalization program for all other employees. Both programs together ensure a tax neutral scenario for all HP employees who must comply with Korean tax requirements due to business travel to Korea.

(4) Represents home security services provided to the NEOs and, consistent with SEC guidance, the incremental cost associated with these services is reported here as a perquisite. For the CEO and CFO, we provided a home security evaluation and residential security systems. At times, we may provide security for the CEO and CFO, which included personal security services provided during business-related travel and at business facilities, as needed to address security concerns arising out of our business. We consider personal security measures to be appropriate expenses that arise out of the executive's employment responsibilities and that are necessary to his or her job performance and to ensure the safety of the covered executive and his or her family. We believe that all Company-incurred security costs are reasonable and necessary and for the Company's benefit. The Board and the HR & Compensation Committee periodically review and approve the amount and nature of executive officers' security expenses.

(5) Represents the value of personal usage of HP corporate aircraft. For purposes of reporting the value of such personal usage in this table, we use data provided by an outside firm to calculate the hourly cost of operating the Company's aircraft. These costs include the cost of fuel, maintenance, landing and parking fees, crew, catering and supplies. For trips by NEOs that involve mixed personal and business usage, we include the incremental cost of such personal usage (i.e., the excess of the cost of the actual trip over the cost of a hypothetical trip without the personal usage). For income tax purposes, the amounts included in NEO income are calculated based on the standard industry fare level valuation method. No tax gross ups are provided for this imputed income.

(6) Includes other amounts paid either directly to the executives or on their behalf, including financial counseling, tax preparation and estate planning services, as discussed further in "Compensation Discussion and Analysis." For Mr. Lores, the amount includes $14,826 personal ground transportation expenses incurred while on business trips. For Ms. Myers, the amount includes expenses for executive physicals. For Mr. Cho, the amount includes $17,250 for financial counseling services that was incurred in fiscal 2021 but not billed until fiscal 2022, and a wellness incentive. For Mr. Tran, the amount includes a wellness incentive and expenses for executive physicals. Mr. Schell's amount includes financial counseling services that were incurred in fiscal 2021 but not billed until fiscal 2022. All U.S. employees are eligible to receive the wellness incentive.

Grants of Plan-Based Awards in Fiscal 2022

The following table provides information on annual incentive awards for fiscal 2022 and awards of RSUs, PCSOs and PARSUs granted during fiscal 2022 as a part of our long-term incentive program:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant-Date Fair Value of Stock and Option Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Enrique J. Lores											
Annual Incentive		25,000	2,500,000	5,000,000							
RSU	12/7/2021							120,676			4,500,008
PCSO	12/7/2021								498,543	37.29	5,341,057
PARSU	12/7/2021				18,074	36,147	108,441				2,568,606
PARSU	12/7/2020				23,956	47,912	143,736				1,868,089
PARSU	12/6/2019				50,111	100,222	200,444				3,907,656
Marie Myers											
Annual Incentive		10,530	1,053,000	2,106,000							
RSU	12/7/2021							61,142			2,279,985
PCSO	12/7/2021								162,382	37.29	1,739,653
PARSU	12/7/2021				5,887	11,773	35,319				836,610
PARSU	12/7/2020				7,098	14,196	42,588				553,502
Julie Jacobs											
Annual Incentive		583	58,333	116,667							
RSU	10/3/2022							347,625			9,000,011
Alex Cho											
Annual Incentive		10,530	1,053,000	2,106,000							
RSU	12/7/2021							61,679			2,300,010
PCSO	12/7/2021								163,807	37.29	1,754,919
PARSU	12/7/2021				5,938	11,876	35,628				843,930
PARSU	12/7/2020				9,760	19,520	58,560				761,085
PARSU	12/6/2019				21,867	43,733	87,466				1,705,150
Tuan Tran											
Annual Incentive		10,530	1,053,000	2,106,000							
RSU	12/7/2021							61,679			2,300,010
PCSO	12/7/2021								163,807	37.29	1,754,919
PARSU	12/7/2021				5,938	11,876	35,628				843,930
PARSU	12/7/2020				9,760	19,520	58,560				761,085
PARSU	12/6/2019				20,500	41,000	82,000				1,598,590
Christoph Schell											
Annual Incentive		—	—	—							
RSU	12/7/2021							72,942			2,720,007
PCSO	12/7/2021								193,719	37.29	2,075,376
PARSU	12/7/2021				7,023	14,045	42,135				998,060
PARSU	12/7/2020				11,535	23,069	69,207				899,460
PARSU	12/6/2019				26,195	52,389	104,778				2,042,647

[1] Amounts represent the range of possible cash payouts for fiscal 2022 annual incentive awards under the Stock Incentive Plan based upon annual salary. Mr. Schell left the company on March 11, 2022 and was therefore not eligible for the fiscal 2022 annual incentive award.

[2] For the fiscal 2020, 2021 and 2022 PARSUs, amounts represent the range of shares that may be released at the end of the three-year vesting period applicable to the PARSUs assuming achievement of threshold, target, or maximum performance. For the 2022 PARSUs year 1, 2021 PARSUs year 2, and 2020 PARSUs year 3, fiscal 2022 EPS units are reflected in this table, including the grant date fair value of the market related TSR goal modifier of the 2022 PARSUs, for which expense recognition is not subject to probable or maximum outcome assumptions. If our average three-year performance for EPS, and modified by relative TSR performance, as applicable, are below threshold for the performance period, no shares will be released based on program description. For additional details, see the discussion of PARSUs under the heading "Compensation Discussion and Analysis—Determination of Fiscal 2022 Executive Compensation—Long-Term Incentive Compensation—Awards from Fiscal 2022—2022 PARSUs."

(3) RSUs vest as to one-third of the units on each of the first three anniversaries of the grant date, subject to continued service.

(4) PCSOs will vest as follows: (i) one-third of the PCSO award will vest upon continued service of one year and achievement of a closing stock price that is at least 10% over the grant date stock price for at least 20 consecutive trading days within two years from the date of grant; (ii) one-third will vest upon continued service for two years and achievement of a closing stock price that is at least 20% over the grant date stock price for at least 20 consecutive trading days within four years from the date of grant; and (iii) one-third will vest upon continued service of three years and achievement of a closing stock price that is at least 30% over the grant date stock price for at least 20 consecutive trading days within five years from the date of grant. For additional details, see the discussion of PARSUs under the heading "Compensation Discussion and Analysis—Determination of Fiscal 2022 Executive Compensation—Long-Term Incentive Compensation—Awards from Fiscal 2022—2022 PCSOs."

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table provides information on stock and option awards held by the NEOs as of October 31, 2022:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Options (#) Unexercised Unearned Options	Option Exercise Price[4] ($)	Option Expiration Date[5]	Number of Shares or Units of Stock That Have Not Vested[6] (#)	Market Value of Shares or Units of Stock That Have Not Vested[7] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[8] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)
Enrique J. Lores	156,976			12.47	10/29/2023	363,825	10,048,849	305,543	8,439,098
	212,486	424,974 (2)		23.68	12/6/2030				
			498,543	37.29	12/6/2031				
Marie Myers	62,959	125,918 (3)		23.68	12/6/2030	172,576	4,766,550	91,063	2,515,160
			162,382	37.29	12/6/2031				
Julie Jacobs	—	—	—	—	—	347,625	9,601,403	—	—
Alex Cho	86,568	173,138 (3)		23.68	12/6/2030	163,401	4,513,135	123,055	3,398,779
			163,807	37.29	12/6/2031				
Tuan Tran	86,568	173,138 (2)		23.68	12/6/2030	161,259	4,453,963	123,055	3,398,779
			163,807	37.29	12/6/2031				
Christoph Schell[1]	—	—	—	—	—	—	—	—	—

(1) Mr. Schell left the company on March 11, 2022 and all of his outstanding equity awards were forfeited when he departed the company.

(2) The option award held by Mr. Lores and Mr. Tran fully vests as to one-third of the options on the second and third anniversary of December 7, 2020, the date of grant. The option award would continue to vest in accordance with this schedule in the event Mr. Lores or Mr. Tran retires from HP. Mr. Lores and Mr. Tran are both retirement-eligible.

(3) The performance hurdles applicable to these option awards were achieved by the end of fiscal 2022. Such option awards vest as to one-third of the options on the second and third anniversary of December 7, 2020, the date of grant.

(4) Option exercise prices are the fair market value of our stock on the grant date. In connection with the 2015 separation of Hewlett Packard Enterprise Company and in accordance with the employee matters agreement, HP made certain adjustments to the exercise price and number of stock-based compensation awards with the intention of preserving the intrinsic value of the awards prior to the separation. Exercisable and non-exercisable stock options were converted to similar awards of the entity where the employee was working post-separation.

(5) All options have a ten-year term, except for the 156,976 stock options granted to Mr. Lores, which have an eight-year term.

(6) The amounts in this column include shares underlying dividend equivalent units credited with respect to outstanding stock awards through October 31, 2022. The release dates and release amounts for all unvested stock awards are as follows, assuming continued service and satisfaction of any applicable financial performance conditions:

- Mr. Lores: December 7, 2022 (187,784 shares plus accrued dividend equivalent shares); December 7, 2023 (116,239 shares plus accrued dividend equivalent shares); December 7, 2024 (40,226 shares plus accrued dividend equivalent shares).
- Ms. Myers: December 7, 2022 (42,903 shares plus accrued dividend equivalent shares); February 17, 2023 (12,684 shares plus accrued dividend equivalent shares); March 30, 2023 (32,698 shares plus accrued dividend equivalent shares); December 7, 2023 (42,904 shares plus accrued dividend equivalent shares); February 17, 2024 (12,684 shares plus accrued dividend equivalent shares)); December 7, 2024 (20,381 shares plus accrued dividend equivalent shares).
- Ms. Jacobs: October 3, 2023 (115,875 shares plus accrued dividend equivalent shares); October 3, 2024 (115,875 shares plus accrued dividend equivalent shares); October 3, 2025 (115,875 shares plus accrued dividend equivalent shares).
- Mr. Cho: December 7, 2022 (82,747 shares plus accrued dividend equivalent shares); December 7, 2023 (51,529 shares plus accrued dividend equivalent shares); December 7, 2024 (20,560 shares plus accrued dividend equivalent shares).
- Mr. Tran: December 7, 2022 (80,796 shares plus accrued dividend equivalent shares); December 7, 2023 (51,529 shares plus accrued dividend equivalent shares); December 7, 2024 (20,560 shares plus accrued dividend equivalent shares).

(7) Value calculated based on the $27.62 closing price of our stock on October 31, 2022.

(8) The amounts in this column include the amounts of PARSUs granted in fiscal 2021 (Year 1 and Year 2 EPS units) and fiscal 2022 (Year 1 EPS units). The EPS units for PARSUs granted in fiscal 2021 and 2022 are reported based on maximum (300%) and threshold (50%) performance, respectively. Actual payout will be based on achievement of performance goals at the end of the three-year vesting period.

Option Exercises and Stock Vested in Fiscal 2022

The following table provides information about options exercised and stock awards vested for the NEOs during the fiscal year ended October 31, 2022:

Name	Option Awards		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[3] ($)
Enrique J. Lores	–	–	608,958	18,661,826
Marie Myers	–	–	70,583	2,674,093
Julie Jacobs	–	–	–	–
Alex Cho	–	–	273,275	8,424,799
Tuan Tran	–	–	248,597	7,614,910
Christoph Schell	–	–	109,454	4,081,540

[1] Includes PARSUs, RSUs, and accrued dividend equivalent shares.

[2] Represents the amounts realized based on the difference between the market price of HP stock on the date of grant and the exercise price.

[3] Represents the amounts realized based on the fair market value of our stock on the performance period end date for PARSUs (October 31, 2022) and on the vesting date for RSUs and accrued dividend equivalent shares. Fair market value is determined based on the closing price of our stock on the applicable performance period end/ vesting date.

Fiscal 2022 Pension Benefits Table

The following table provides information about the present value of accumulated pension benefits payable to each NEO:

Name	Plan Name[1]	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Enrique J. Lores[3]	–	–	–	–
Marie Myers[4]	–	–	–	–
Julie Jacobs[3]	–	–	–	–
Alex Cho	RP	7.6	56,846	–
	EBP	7.6	7	–
	IRG	27.3	98,991	–
Tuan Tran	RP	14.6	234,196	–
	EBP	14.6	141,552	–
Christoph Schell[3]	–	–	–	–

[1] The "RP" and the "EBP" are the qualified HP Retirement Plan and the non-qualified HP Excess Benefit Plan, respectively. All benefits are frozen under these plans. The RP has been merged into the HP Inc. Pension Plan (formerly known as the Hewlett-Packard Company Retirement Plan). The "IRG" is the International Retirement Guarantee which is a nonqualified plan covering certain highly compensated international transfers.

[2] The present value of accumulated benefits is shown at the age 65 unreduced retirement age for the RP, the EBP and the IRG using the assumptions under Accounting Standards Codification (ASC) Topic 715-30 Defined Benefit Plans—Pension for the 2022 fiscal year-end measurement (as of October 31, 2022). The present value is based on a discount rate of 5.70% for the RP, 5.35% for the EBP and 5.32% for the IRG, lump sum interest rates of 5.25% for the first five years, 5.85% for the next 15 years and 5.85% thereafter, and applicable mortality for lump sums with the respective mortality improvement scale applied for future years. As of October 31, 2021 (the prior measurement date), the ASC Topic 715-30 assumptions included a discount rate of 2.91% for the RP, 1.64% for the EBP, and 1.57% for the IRG, lump sum interest rates of 0.70% for the first five years, 2.55% for the next 15 years and 3.06% thereafter, and applicable mortality for lump sums with the respective mortality improvement scale applied for future years.

[3] Mr. Lores, Ms. Jacobs and Mr. Schell are not eligible to receive benefits under any defined benefit pension plan because we ceased benefit accruals under all of our U.S.-qualified defined benefit pension plans prior to the commencement of their employment with HP in the United States.

[4] Ms. Myers was a participant in the RP and EBP, but when she previously left the Company, she was paid her RP and EBP benefits in fiscal 2019.

Narrative to the Fiscal 2022 Pension Benefits Table

No NEO currently accrues a benefit under any qualified or non-qualified defined benefit pension plan because we ceased benefit accruals in all our U.S.-qualified defined benefit pension plans (and their non-qualified plan counterparts) in prior years. In the case of Mr. Cho, his IRG benefit is based on the US retirement program and since the US pension plans are frozen there is no accrual under that plan. Benefits previously accrued by Mr. Cho under the RP, EBP and IRG and by Mr. Tran under the RP and EBP are payable to them following termination of employment, subject to the terms of the applicable plans.

Terms of the HP Retirement Plan (RP)

Mr. Cho and Mr. Tran earned benefits under the RP and the EBP based on pay and service prior to 2006. The RP is a traditional defined benefit plan that provided a benefit based on years of service and the participant's "highest average pay rate," reduced by a portion of Social Security earnings. "Highest average pay rate" was determined based on the 20 consecutive fiscal quarters when pay was the highest. Pay for this purpose included base pay and bonus, subject to applicable IRS limits. Benefits under the RP may be taken in one of several different annuity forms or in an actuarially equivalent lump sum. Mr. Tran was a participant in the RP before November 1, 1993 so he has a DPSP balance which is integrated with the RP. Benefits calculated under the RP are offset by the value of benefits earned under the HP Deferred Profit Sharing Plan (the "DPSP") before November 1, 1993. Together, the RP and the DPSP constitute a "floor-offset" arrangement for periods before November 1, 1993. Benefits not payable from the RP and the DPSP due to IRS limits are paid from the EBP under which benefits are unfunded and unsecured. When an EBP participant terminates employment, the benefit liability is transferred to the EDCP, where an account is established for the participant. That account is then credited with hypothetical investment earnings (gains or losses) based upon the investment election made by participants from among investment options similar to those offered under the HP 401(k) Plan. There is no formula that would result in above-market earnings or payment of a preferential interest rate on this benefit. At the time of distribution, amounts representing EBP benefits are paid from the EDCP in a lump sum or installment form, according to pre-existing elections made by those participants, except that participants with a small benefit or who have not qualified for retirement status (generally, age 55 or older with at least 15 years of continuous service since the last hire date; but for deferrals made during 2023 and in future years, age 55 or older with attainment of at least 70 points (with points generally defined as the sum of the participant's age plus total years of service)) are paid their EBP benefit in January of the year following their termination, subject to any delay required by Section 409A of the Code.

Since Mr. Cho became a participant in the RP after November 1, 1993, he has no Deferred Profit-Sharing Plan (DPSP) balance to be integrated with the RP.

Terms of the International Retirement Guarantee (IRG)

Employees who transferred internationally at the Company's request prior to 2000 were put into an international umbrella plan. This plan determines the country of guarantee which is generally the country in which an employee has spent the longest portion of his HP Inc. career. For Mr. Cho, the country of guarantee is currently the U.S. The IRG determines the present value of a full career benefit for Mr. Cho under the HP Inc. sponsored retirement benefit plans that applied to employees working in the U.S., and U.S. Social Security (since the U.S. is his country of guarantee) then offsets the present value of the retirement benefits from plans and social insurance systems in the countries in which he earned retirement benefits (France and the US) for his total period of HP Inc. employment. The net benefit value is payable as a single lump sum amount as soon as practicable after termination or retirement, subject to any delay required by Section 409A of the Code. This is a nonqualified retirement plan.

Fiscal 2022 Non-Qualified Deferred Compensation Table

The following table provides information about contributions, earnings, withdrawals, distributions, and balances under the EDCP:

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[1][2] ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions[3] ($)	Aggregate Balance at FYE[4] ($)
Enrique J. Lores	1,128,000	11,600	(966,389)	50,739	4,989,820
Marie Myers	22,000	11,600	(44,343)	–	341,935
Julie Jacobs	–	–	–	–	–
Alex Cho	12,500	11,600	(15,886)	–	94,462
Tuan Tran	1,564,573	10,925	(804,071)	–	3,182,626
Christoph Schell	4,525	11,400	(19,302)	–	98,913

[1] The amounts reported here as "Executive Contributions" and "Registrant Contributions" are reported as compensation to such NEO in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the "Summary Compensation Table" above.

[2] The contributions reported here as "Registrant Contributions" were made in fiscal 2022 with respect to calendar year 2021 participant base pay deferrals. During fiscal 2022, the NEOs were eligible to receive a 4% matching contribution on base pay deferrals that exceeded the IRS limit that applies to the qualified HP 401(k) Plan up to a maximum of two times that limit.

[3] The distributions reported here were made pursuant to participant elections made prior to the time that the amounts were deferred in accordance with plan rules.

[4] Of these balances, the following amount was reported as compensation to such NEO in the Summary Compensation Table in prior proxy statements: Mr. Lores $3,050,660, Ms. Myers $289,401, Ms. Jacobs $0, Mr. Cho $61,140, Mr. Tran $918,402, and Mr. Schell $45,368. The information reported in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional earned compensation. Mr. Schell's balance was paid to him in January 2023, in accordance with plan guidelines and his prior elections.

Narrative to the Fiscal 2022 Non-Qualified Deferred Compensation Table

HP sponsors the EDCP, a non-qualified deferred compensation plan that permits eligible U.S. employees to defer base pay in excess of the amount taken into account under the qualified HP 401(k) Plan and bonus amounts of up to 95% of the annual incentive bonus payable under the annual incentive plan. In addition, a matching contribution is available under the plan to eligible employees. The matching contribution applies to base pay deferrals on compensation above the IRS limit that applies to the qualified HP 401(k) Plan, up to a maximum of two times that compensation limit (matching contributions made in fiscal 2022 pertained to base pay from $290,000 to $580,000 during calendar year 2021). During fiscal 2022, the NEOs were eligible for a matching contribution of up to 4% on base pay contributions in excess of the IRS limit, up to a maximum of two times that limit.

Upon becoming eligible for participation or during the annual enrollment period, employees must specify the amount of base pay and/or the percentage of bonus to be deferred, as well as the time and form of payment. If termination of employment occurs before retirement (defined as at least age 55 with 15 years of continuous service), distribution is made in the form of a lump sum in January of the year following the year of termination, subject to any delay required under Section 409A of the Code. At retirement (or earlier, if properly elected), benefits are paid according to the distribution election made by the participant at the time of the deferral election, subject to any delay required under Section 409A of the Code. As of the end of fiscal 2022, Mr. Lores and Mr. Tran were the only NEOs who were retirement eligible. In the event of death, the remaining vested EDCP account balance will be paid to the designated beneficiary, or otherwise in accordance with the EDCP provisions, in a single lump-sum payment in the month following the month of death.

Amounts deferred or credited under the EDCP are credited with hypothetical investment earnings based on participant investment elections made from among the investment options available under the HP 401(k) Plan. Accounts maintained for participants under the EDCP are not held in trust, and all such accounts are subject to the claims of general creditors of HP. No amounts are credited with above-market earnings.

Potential Payments Upon Termination or Change in Control

The amounts in the following table estimate potential payments due if a NEO had terminated employment with HP effective October 31, 2022 under each of the circumstances specified below. These amounts are in addition to benefits generally available to U.S. employees upon termination of employment, such as distributions from the retirement plans and the HP 401(k) Plan and payment of accrued vacation where required.

| Name[1] | Termination Scenario | Total[2] | Severance[3] | Long Term Incentive Programs[4] | | |
				Stock Options	Restricted Stock	PARSU
Enrique J. Lores	Voluntary	$ 17,132,817	$ —	$1,674,398	$10,048,849	$5,409,570
	Disability	$ 21,335,145	$ —	$1,674,398	$10,048,849	$ 9,611,898
	Retirement	$ 17,132,817	$ —	$1,674,398	$10,048,849	$5,409,570
	Death	$ 21,335,145	$ —	$1,674,398	$10,048,849	$ 9,611,898
	Not for Cause	$ 25,761,992	$ 8,629,175	$1,674,398	$10,048,849	$5,409,570
	Change in Control	$29,964,320	$ 8,629,175	$1,674,398	$10,048,849	$ 9,611,898
Marie Myers	Voluntary/For Cause	$ —	$ —	$ —	$ —	$ —
	Disability	$ 8,198,756	$ —	$ 496,117	$ 4,766,550	$2,936,089
	Retirement	$ —	$ —	$ —	$ —	$ —
	Death	$ 8,198,756	$ —	$ 496,117	$ 4,766,550	$2,936,089
	Not for Cause	$ 6,717,123	$ 2,779,259	$ 227,389	$ 2,078,243	$ 1,632,232
	Change in Control	$ 10,978,015	$ 2,779,259	$ 496,117	$ 4,766,550	$2,936,089
Julie Jacobs	Voluntary/For Cause	$ —	$ —	$ —	$ —	$ —
	Disability	$ 9,601,403	$ —	$ —	$ 9,601,403	$ —
	Retirement	$ —	$ —	$ —	$ —	$ —
	Death	$ 9,601,403	$ —	$ —	$ 9,601,403	$ —
	Not for Cause	$ 2,398,135	$ 2,131,409	$ —	$ 266,726	$ —
	Change in Control	$ 11,732,812	$ 2,131,409	$ —	$ 9,601,403	$ —
Alex Cho	Voluntary/For Cause	$ —	$ —	$ —	$ —	$ —
	Disability	$ 8,875,139	$ —	$ 682,164	$ 4,513,135	$3,679,840
	Retirement	$ —	$ —	$ —	$ —	$ —
	Death	$ 8,875,139	$ —	$ 682,164	$ 4,513,135	$3,679,840
	Not for Cause	$ 7,840,063	$ 3,156,283	$ 312,663	$ 2,245,896	$ 2,125,221
	Change in Control	$ 12,031,422	$ 3,156,283	$ 682,164	$ 4,513,135	$3,679,840
Tuan Tran	Voluntary	$ 7,261,348	$ —	$ 682,164	$ 4,453,963	$ 2,125,221
	Disability	$ 8,815,967	$ —	$ 682,164	$ 4,453,963	$3,679,840
	Retirement	$ 7,261,348	$ —	$ 682,164	$ 4,453,963	$ 2,125,221
	Death	$ 8,815,967	$ —	$ 682,164	$ 4,453,963	$3,679,840
	Not for Cause	$ 10,158,018	$2,896,670	$ 682,164	$ 4,453,963	$ 2,125,221
	Change in Control	$ 11,712,637	$2,896,670	$ 682,164	$ 4,453,963	$3,679,840

[1] Mr. Schell resigned from the company on March 11, 2022 and did not receive any payments or benefits in connection therewith. Accordingly, pursuant to Instruction 4 of Item 402(j), Mr. Schell is not included in this table.

[2] Total does not include amounts earned or benefits accumulated due to continued service by the NEO through October 31, 2022, including vested stock options, PCSOs, RSUs, PARSUs, accrued retirement benefits, and vested balances in the EDCP, as those amounts are detailed in the preceding tables.

[3] The amounts reported are the cash benefits payable in the event of a qualifying termination under the SPEO: for CEO, 2x multiple of base pay plus either the average of the actual annual incentives paid for the preceding three years, or target bonus if less than three full years at the level by the end of the fiscal year; for other NEOs, 1.5x multiple of base pay plus either the average of the actual annual incentives paid for the preceding three years, or target bonus if less than three full years at the level by the end of the fiscal year; and includes 18 months' COBRA premiums for continued group medical coverage for the NEOs and their eligible dependents. In addition, each NEO would be eligible to receive a pro-rata cash bonus based on actual performance (in the event of a qualifying termination outside of the context of a change in control) or based on target performance (in the event of a qualifying termination within 24 months of a change in control); such amounts have not been included in this column.

[4] Upon an involuntary termination not for cause, covered executives receive pro-rata vesting on unvested equity awards as discussed under the heading "Executive Compensation—Compensation Discussion and Analysis—Termination and Change in Control Protections—Severance and Long-term Incentive Change in Control Plan for Executive Officers." Full vesting of PARSUs based on performance at target levels (to the extent that the actual performance period has not been completed) applies in the event of a termination due to death or disability for all grant recipients. Pro-rata vesting of PARSUs based on actual performance applies in the event of a termination due to retirement for all grant recipients. To calculate the value of unvested PARSUs for purposes of this table, target performance is used unless the performance period has been completed and the results have been recorded as of October 31, 2022. No TSR modifier was applied to such values. Full vesting of unvested PCSOs applies in the event of a termination due to death or disability for all grant recipients. With respect to the treatment of equity in the event of a change in control of HP, the information reported reflects the SPEO-approved change in control terms. As of the end of the fiscal 2022, only Mr. Lores and Mr. Tran are retirement eligible.

Narrative to the Potential Payments Upon Termination or Change in Control Table

HP Severance Plan for Executive Officers

An executive will be deemed to have incurred a qualifying termination for purposes of the SPEO if he or she is involuntarily terminated without cause and executes a full release of claims in a form satisfactory to HP promptly following termination. For purposes of the SPEO, "cause" means an executive's conviction of, or plea of guilty or nolo contendere to, a felony under federal law or the law of the state in which such action occurred; executive's willful and deliberate failure in the performance of the executive's duties in any material respect; executive's willful misconduct that results in material harm to HP; or a material violation of HP's ethics and compliance program, code of conduct or other material policy of HP. The material terms of the SPEO are described under the heading "Executive Compensation—Compensation Discussion and Analysis—Termination and Change in Control Protections—Severance and Long-term Incentive Change in Control Plan for Executive Officers." We have not entered into individual fixed-term employment agreements or any severance or change in control agreements with our current NEOs.

Voluntary or "For Cause" Termination

In general, an NEO who remained employed through October 31, 2022 (the last day of the fiscal year) but voluntarily terminated employment immediately thereafter, or was terminated immediately thereafter in a "for cause" termination, would be eligible (1) to receive his or her annual incentive amount earned for fiscal 2022 under the annual incentive (subject to any discretionary downward adjustment or elimination by the HRC Committee prior to actual payment, and to any applicable clawback policy), (2) to exercise his or her vested stock options up to three months following a voluntary termination, and up to the date of termination in the case of termination "for cause," (3) to receive a distribution of vested amounts deferred or credited under the EDCP, and (4) to receive a distribution of his or her vested benefits, if any, under the HP 401(k) and pension plans. An NEO who terminated employment before October 31, 2022, either voluntarily or in a "for cause" termination, would generally not have been eligible to receive any amount under the annual incentive with respect to the fiscal year in which the termination occurred, except that the HRC Committee has the discretion to make payment of prorated bonus amounts to individuals on leave of absence or in non-pay status, as well as in connection with certain voluntary severance incentives, workforce reductions, and similar programs.

"Not for Cause" Termination

A "not for cause" termination of an NEO who remained employed through October 31, 2022 and was terminated immediately thereafter would qualify the NEO for the amounts described above under a "voluntary" termination in addition to benefits under the SPEO if the NEO signs the required release of claims in favor of HP.

In addition to the cash severance benefits and pro-rata equity awards vesting under the SPEO, the NEO would be eligible to exercise vested stock options up to one year after termination and receive distributions of vested, accrued benefits from HP deferred compensation and pension plans.

Termination Following a Change in Control

In the event of a change in control of HP, RSUs, stock options, and PCSOs will vest in full if the successor does not assume such awards or if an individual is terminated without Cause or terminates with Good Reason within 24 months of a change in control. Under each scenario, outstanding PARSUs and PCSOs will vest in full with vesting based on actual performance with respect to awards for which the performance period has ended and target performance level with respect to awards for which the performance period has not ended (with vested PCSOs remaining exercisable for one year from the termination date), as determined by the HRC Committee within 30 days of change in control.

Death or Disability Terminations

An NEO who continued in employment through October 31, 2022 whose employment is terminated immediately thereafter due to death or disability would be eligible (1) to receive his or her full annual incentive amount earned for fiscal 2022 under the annual incentive determined by HP in its sole discretion, (2) to receive a distribution of vested amounts deferred or credited under the EDCP, and (3) to receive a distribution of his or her vested benefits under the HP 401(k) and pension plans.

Upon termination due to death or disability, equity awards held by the NEO may vest in full. If termination is due to disability, RSUs, stock options, and PCSOs will vest in full, subject to satisfaction of applicable performance conditions, and, in the case of stock options and PCSOs, must be exercised within three years of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels. If termination is due to the NEO's death, RSUs, stock options, and PCSOs will vest in full and, in the case of stock options and PCSOs, must be exercised within one year of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels.

HP Severance Policy for Senior Executives

Under the HP Severance Policy for Senior Executives adopted by the Board in July 2003 (the "HP Severance Policy"), HP will seek stockholder approval for future severance agreements, if any, with certain senior executives that provide specified benefits in an amount exceeding 2.99 times the sum of the executive's current annual base salary plus annual target cash bonus, in each case as in effect immediately prior to the time of such executive's termination. Individuals subject to this policy consist of the Section 16 officers designated by the Board. In implementing this policy, the Board may elect to seek stockholder approval after the material terms of the relevant severance agreement are agreed upon.

For purposes of determining the amounts subject to the HP Severance Policy, benefits subject to the limit generally include cash separation payments that directly relate to extraordinary benefits that are not available to groups of employees other than the Section 16 officers upon termination of employment. Benefits that have been earned or accrued, as well as prorated bonuses, accelerated stock or option vesting, and other benefits that are consistent with our practices applicable to employees other than the Section 16 officers, are not counted against the limit. Specifically, benefits subject to the HP Severance Policy include: (a) separation payments based on a multiplier of salary plus target bonus, or cash amounts payable for the uncompleted portion of employment agreements; (b) the value of any service period credited to a Section 16 officer in excess of the period of service actually provided by such Section 16 officer for purposes of any employee benefit plan; (c) the value of benefits and perquisites that are inconsistent with our practices applicable to one or more groups of employees in addition to, or other than, the Section 16 officers ("Company Practices"); and (d) the value of any accelerated vesting of any stock options, stock appreciation rights, restricted stock, RSUs, or long-term cash incentives that is inconsistent with Company Practices. The following benefits are not subject to the HP Severance Policy, either because they have been previously earned or accrued by the employee or because they are consistent with Company Practices: (i) compensation and benefits earned, accrued, deferred or otherwise provided for employment services rendered on or prior to the date of termination of employment pursuant to bonus, retirement, deferred compensation, or other benefit plans (e.g., 401(k) Plan distributions, payments pursuant to retirement plans, distributions under deferred compensation plans or payments for accrued benefits such as unused vacation days), and any amounts earned with respect to such compensation and benefits in accordance with the terms of the applicable plan; (ii) payments of prorated portions of bonuses or prorated long-term incentive payments that are consistent with Company Practices; (iii) acceleration of the vesting of stock options, stock appreciation rights, restricted stock, RSUs or long-term cash incentives that is consistent with Company Practices; (iv) payments or benefits required to be provided by law; and (v) benefits and perquisites provided in accordance with the terms of any benefit plan, program, or arrangement sponsored by HP or its affiliates that are consistent with Company Practices.

For purposes of the HP Severance Policy, future severance agreements include any severance agreements or employment agreements containing severance provisions that we may enter into after the adoption of the HP Severance Policy by the Board, as well as agreements renewing, modifying, or extending such agreements. Future severance agreements do not include retirement plans, deferred compensation plans, early retirement plans, workforce restructuring plans, retention plans in connection with extraordinary transactions, or similar plans or agreements entered into in connection with any of the foregoing, provided that such plans or agreements are applicable to one or more groups of employees in addition to the Section 16 officers.

HP Retirement Arrangements

Upon retirement immediately after October 31, 2022 with a minimum age of 55 and years of combined age and service equal to or greater than 70, HP employees in the United States receive full vesting of time-based options (other than options granted under a retention agreement on or after June 25, 2019) granted under our stock plans with a post-termination exercise period of up to three years or the original expiration date, whichever comes first, as well as full vesting of RSUs (other than RSUs granted under a retention agreement on or after June 25, 2019). Awards under the PCSO program, if any, will continue to vest and become exercisable once the share price and time component have been satisfied.

Such an individual will vest at the same time as other participants with a post-termination exercise period of up to five years or the original expiration date, whichever comes first. Awards under the PARSU program, if any, are paid on a prorated basis to participants at the end of the performance period based on actual results, and bonuses, if any, under the annual incentive plan may be paid in prorated amounts at the discretion of management based on actual results. In accordance with Section 409A of the Code, certain amounts payable upon retirement (or other termination) of the NEOs and other key employees will not be paid out for at least six months following termination of employment. As of the end of fiscal 2022, Mr. Lores and Mr. Tran were the only NEOs who were retirement eligible.

We sponsor two retiree medical programs in the United States, one of which provides subsidized coverage for eligible participants based on years of service. Eligibility for this program requires that participants have been continuously employed by HP since January 1, 2003 and have met other age and service requirements. None of the NEOs are eligible for this program.

The other U.S. retiree medical program we sponsor provides eligible retirees with access to coverage at group rates only, with no direct subsidy provided by HP. All the NEOs could be eligible for this program if they retire from HP on or after age 55 with at least ten years of qualifying service or if they retire at any age with combined age plus service equal to 80 or more years. In addition, beginning at age 45, eligible U.S. employees may participate in the HP Retirement Medical Savings Account Plan (the "RMSA"), under which certain participants are eligible to receive HP matching credits of up to $1,200 per year, up to a lifetime maximum of $12,000, which can be used to cover the cost of such retiree medical coverage (or other qualifying medical expenses) if the employee meets the eligibility requirements for HP retiree medical benefits. None of the NEOs are currently receiving the HP matching credits under the RMSA.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of October 31, 2022.

Plan Category	Common shares to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[2] (b)	Common shares available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by HP stockholders	34,469,722 [3]	$24.6610	172,921,923 [4]
Equity compensation plans not approved by HP stockholders	1,616,896	–	1,342,234
Total	34,086,618	$24.6610	74,264,157

[1] This column does not reflect awards of options and RSUs assumed in acquisitions where the plans governing the awards were not available for future awards as of October 31, 2022. As of October 31, 2022, there were no individual awards of options or RSUs outstanding pursuant to awards assumed in connection with acquisitions and granted under such plans.

[2] This column does not reflect the exercise price of shares underlying the assumed options referred to in footnote (1) to this table or the purchase price of shares to be purchased pursuant to the HP Inc. 2021 Employee Stock Purchase Plan (the "2021 ESPP") or the legacy HP Employee Stock Purchase Plan (the "Legacy ESPP"). In addition, the weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding awards of RSUs and PARSUs, which have no exercise price.

[3] Includes awards of options and RSUs outstanding under the 2004 Plan and the 2021 ESPP. Also includes awards of PARSUs representing 1,698,492 shares that may be issued under the 2004 Plan. Each PARSU award reflects a target number of shares that may be issued to the award recipient. HP determines the actual number of shares the recipient receives at the end of a three-year performance period based on results achieved compared with Company performance goals and stockholder return relative to the market. The actual number of shares that a grant recipient receives at the end of the period may range from 0% to 300% of the target number of shares.

[4] Includes (i) 120,417,249 shares available for future issuance under the 2004 Plan; (ii) 48,412,683 shares available for future issuance under the 2021 ESPP; (iii) 2,725,611 shares available for future issuances under the Legacy ESPP, a plan under which employee stock purchases are no longer made; (iv) 1,366,380 shares reserved for issuance under our Service Anniversary Stock Plan, a plan under which awards are no longer granted; and (v) 1,342,234 shares reserved for issuance under the Plantronics Inc. 2003 Stock Plan. Taking into account the enumerated unavailable shares from the Legacy ESPP and the Service Anniversary Stock Plan, a total of 174,264,157 shares were available for future grants as of October 31, 2022.

CEO Pay Ratio Disclosure

As set forth in the Summary Compensation Table, our CEO's annual total compensation for fiscal 2022 was $21,079,926. Our median employee's annual total compensation was $69,911, resulting in a CEO pay ratio of 302:1.

In calculating the CEO pay ratio, SEC rules allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported CEO pay ratio may not be comparable to CEO pay ratios reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their CEO pay ratios.

Our CEO pay ratio is based on the following methodology:

- We are using the same median employee for our fiscal 2022 pay ratio calculation as we used in fiscal 2021, as there have been no changes in employee population or compensation arrangements, such as any mergers, spinoffs, or mass layoffs, that we reasonably believe would result in a significant change to our pay ratio disclosure. In accordance with SEC rules, in assessing changes in our employee population over the course of fiscal 2022, we excluded the approximately 7,000 employees that joined HP as a result of the recent Poly acquisition, which was completed during the fourth quarter of fiscal 2022.

- We calculated the median employee's actual annual total compensation for fiscal 2022 using the same methodology that was used for our named executive officers, as set forth in the Summary Compensation Table.

Board proposal no. 4

Advisory vote on the frequency of future "say on pay" votes

 The Board recommends a vote of "One Year" as the preferred frequency for future advisory votes to approve named executive officer compensation.

Your Board is asking stockholders to vote, on a non-binding advisory basis, on how frequently stockholders would like to cast an advisory vote to approve named executive officer compensation. By voting on this proposal, you may indicate whether you would prefer an advisory vote on executive compensation once every one, two, or three years. Our prior say-on-frequency vote occurred in 2017. At that year's meeting, stockholders agreed with the Board's recommendation that advisory votes on executive compensation should occur every year. Although this vote is non-binding, the Board and the HRC Committee value the views of our stockholders and will review the voting results. However, the Board may decide that it is in the best interests of HP and its stockholders to hold an advisory vote more or less frequently than the alternative that has been selected by stockholders.

After careful consideration of the frequency alternatives, and given the ongoing cadence of dialogue between HP and its stockholders on executive compensation matters, the Board believes that conducting an advisory vote on named executive officer compensation on an annual basis is currently appropriate for HP and its stockholders.

Vote Required

The affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting is required for advisory approval of this proposal. However, because this proposal has four choices, it is possible that no choice will receive an affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on this proposal. Therefore, the Board will consider the choice that receives the highest number of votes as the choice supported by our stockholders.

Ownership of Our Stock

Common Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2022 (or as of the date otherwise indicated below) concerning beneficial ownership by:

- holders of more than 5% of HP's outstanding shares of common stock;

- our Directors and nominees;

- each of the named executive officers listed in the Summary Compensation Table on page 64; and

- all of our Directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the SEC and information provided to HP, except where otherwise noted.

The number of shares beneficially owned by each entity or individual is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting or investment power and also any shares that the entity or individual has the right to acquire as of March 1, 2023 (60 days after December 31, 2022) through the exercise of any stock options, through the vesting/settlement of RSUs payable in shares, or upon the exercise of other rights. Beneficial ownership excludes options or other rights vesting after March 1, 2023 and any RSUs vesting/ settling, as applicable, on or before March 1, 2023 that may be payable in cash or shares at HP's election. Unless otherwise indicated, each person has sole voting and investment power (or shares such power with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
Berkshire Hathaway Inc.[1]	120,952,818	12.3 %
The Vanguard Group[2]	93,653,441	9.5 %
BlackRock, Inc.[3]	90,266,985	9.2 %
Dodge & Cox[4]	52,451,225	5.3 %
Aida M. Alvarez[5]	79,669	*
Shumeet Banerji	46,708	*
Robert R. Bennett[6]	167,461	*
Charles "Chip" V. Bergh[7]	156,244	*
Bruce Broussard	17,710	*
Stacy Brown-Philpot[8]	84,735	*
Stephanie A. Burns[9]	93,686	*
Mary Anne Citrino[10]	209,741	*
Richard L. Clemmer[11]	39,666	*
Judith ("Jami") Miscik	12,941	*
Kim K.W. Rucker[12]	7,876	*
Subra Suresh	57,666	*
Alex Cho[13]	217,629	*
Julie Jacobs	—	*
Enrique J. Lores[14]	1,420,217	*
Marie Myers[15]	173,936	*
Christoph Schell	99,637	*
Tuan Tran[16]	235,487	*
All current Executive Officers and Directors as a Group (20 persons)[17]	3,183,052	*

* Represents holdings of less than 1% based on shares of our common stock outstanding as of December 31, 2022.

[1] Based on the Schedule 13G filed by Berkshire Hathaway Inc. on May 25, 2022. According to the Schedule 13G, (i) Warren E. Buffett and Berkshire Hathaway Inc. have sole voting power over no shares, shared voting power over 120,952,818 shares, sole dispositive power over no shares, and shared dispositive power over 120,952,818 shares; and (ii) National Indemnity Company has sole voting power over no shares, shared voting power over 67,845,585 shares, sole dispositive power over no shares, and shared dispositive power over 67,845,585 shares. The Schedule 13G may not reflect current holdings of HP's stock. The address for Berkshire Hathaway and Mr. Buffett is 3555 Farnam Street, Omaha, NE 68131. The address for National Indemnity Company is 3024 Harney Street, Omaha, Nebraska 68131.

[2] Based on the most recently available Schedule 13G/A filed by the Vanguard Group on February 9, 2023. According to its Schedule 13G/A, the Vanguard Group reported having sole voting power over no shares, shared voting power over 1,424,248 shares, sole dispositive power over 89,507,819 shares, and shared dispositive power over 4,145,622 shares. The Schedule 13G/A contained information as of December 31, 2022 and may not reflect current holdings of HP's stock. The address for the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[3] Based on the most recently available Schedule 13G/A filed with the SEC on January 25, 2023 by BlackRock, Inc. According to its Schedule 13G/A, BlackRock, Inc. reported having sole voting power over 80,285,956 shares, shared voting power over no shares, sole dispositive power over 90,266,985 shares and shared dispositive power over no shares. The Schedule 13G/A contained information as of December 31, 2022 and may not reflect current holdings of HP's stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

[4] Based on the most recently available Schedule 13G/A filed with the SEC on February 14, 2023 by Dodge & Cox. According to its Schedule 13G/A, Dodge & Cox reported having sole voting power over 49,994,452 shares, shared voting power over no shares, sole dispositive power over 52,451,225 shares and shared dispositive power over no shares. The securities reported on the Schedule 13G/A are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act of 1940 and other managed accounts, and which clients have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, HP's stock. The Schedule 13G/A contained information as of December 31, 2022 and may not reflect current holdings of HP's stock. The address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

[5] Includes 28,027 shares that Ms. Alvarez has elected to defer receipt of until the termination of her service as a member of the Board.

[6] Includes 40,245 shares that Mr. Bennett has elected to defer receipt of until the termination of his service as a member of the Board.

[7] Includes 146,148 shares that Mr. Bergh has the right to acquire by exercise of stock options.

[8] Includes 84,735 shares that Ms. Brown-Philpot has elected to defer receipt of until the termination of her service as a member of the Board.

[9] Includes 51,284 shares that Ms. Burns has elected to defer receipt of until the termination of her service as a member of the Board.

[10] Includes 159,671 shares that Ms. Citrino has the right to acquire by exercise of stock options and 45,117 shares that Ms. Citrino has elected to defer receipt of until the termination of her service as a member of the Board.

[11] Includes 34,401 shares that Mr. Clemmer has elected to defer receipt of until the termination of his service as a member of the Board.

[12] Includes 7,876 shares that Ms. Rucker has elected to defer receipt of until the termination of her service as a member of the Board.

[13] Includes 173,137 shares that Mr. Cho has the right to acquire by exercise of stock options.

[14] Includes 581,949 shares that Mr. Lores has the right to acquire by exercise of stock options.

[15] Includes 125,918 shares that Ms. Myers has the right to acquire by exercise of stock options and 13,322 shares that Ms. Myers has the right to acquire upon the vesting of restricted stock units.

[16] Includes 173,137 shares that Mr. Tran has the right to acquire by exercise of stock options.

[17] Includes 1,446,324 shares that current executive officers and Directors have the right to acquire by exercise of stock options, 26,217 shares that current executive officers have the right to acquire upon the vesting of restricted stock units, and 291,685 shares for which Directors have elected to defer receipt until the termination of their service as a member of the Board.

Stockholder Proposal

Stockholder Proposal

Right to Act by Written Consent

 **The Board Recommends a Vote Against this Proposal**

This stockholder proposal has been submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278 (the beneficial owner of 200 shares of HP Common Stock). The proponent has requested we include the proposal and supporting statement in this proxy statement, and, if properly presented, the proposal will be voted on at the annual meeting.

This proposal and supporting statement are quoted verbatim below and HP is not responsible for any inaccuracies contained in them.

The HP Board recommends a vote AGAINST this proposal and its opposition statement can be found below the proposal.

Proposal 5 – Shareholder Right to Act by Written Consent



Shareholders request that our board of directors take the steps necessary to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

We gave 51%-support to this proposal topic in 2018. Plus we gave 49%-support to this proposal topic in 2020. The 2020 vote was in effect a 51%-vote because management put its hand on the scale in regard to the 2020 proposal. Management spent shareholder money to do extra advertisements specifically against the 2020 proposal and it still got 49%-support.

This proposal is all the more important at HP Inc. due to our restricted right to call for a special shareholder meeting. The only shares that can formally participate in calling for special shareholder meeting are the shares that are not held in street name.

Thus if 50% of HP shares are non street name shares then it would take 30% of those shares to call for a special shareholder meeting. But since only 60% of HP shares have the time to vote annually it could take 50% of the non street name shares that vote to call a special shareholder meeting.

Thus what seems to be a favorable 15% right to call special shareholder meeting turns into an unfavorable 50% right to call for a special shareholder meeting plus we have no right to act by written consent. Many companies allow for both a right to call a shareholder meeting and a shareholder right to act by written consent. A 50% stock ownership threshold to call for a special shareholder meeting means that any fleeting shareholder thought of calling for a special shareholder meeting is killed in the crib.

Action by written consent is hardly ever used by shareholders but the main point of the right act by written consent is that it gives shareholders at least significant standing to engage effectively with management.

Management will have an incentive to genuinely engage with shareholders instead of stonewalling if shareholders have a realistic Plan B option of acting by written consent. Management likes to claim that shareholders have multiple means to communicate with management but in most cases these means are as effective as mailing a post card to the CEO. A right to act by written consent is an important step for effective shareholder engagement with management.

Please vote yes:
Shareholder Right to Act by Written Consent - Proposal 5

Board Response and Recommendation

Your Board has carefully reviewed this proposal and recommends a vote AGAINST it for the following reasons:

- we believe that when stockholders are asked to act on any matter, ALL stockholders – not just a select few- should have their votes solicited and an opportunity to consider the matter in an open forum at a regular or special meeting;

- consistent with this principle, we support the right of stockholders to submit proposals for action at meetings of stockholders, to call for special meetings (at a 15% threshold), and to nominate candidates for election as director via proxy access;

- as reflected in the proposal, we believe stockholder action by written consent of a bare majority circumvents the protections, procedural safeguards and advantages provided to ALL stockholders by stockholder meetings; and

- this same proposal was voted on by HP's stockholders at its 2020 and 2021 annual meetings, and was not approved, in our view indicating support for the Board's position on this proposal, and more generally, that action by written consent denies all stockholders the right to consider a matter.

HP continually evaluates stockholder feedback and developments in corporate governance and implements appropriate changes to its corporate governance policies and practices that it believes are in the best interests of HP and its stockholders. Following engagement with our stockholders in response to the vote on the written consent proposal at our 2018 annual meeting, the Board amended our Bylaws in 2019 to lower the threshold share ownership required to call a special meeting to 15% (from 25%). The Board determined that this approach to further facilitate the ability of stockholders to act in between annual meetings would be most consistent with the wishes of the broadest group of our stockholders and responsive to the 2018 written consent vote. We believe that stockholder support of this approach is evidenced by nearly identical written consent proposals at our 2020 and 2021 Annual Meetings failing to receive the requisite support from stockholders.

Following the receipt of the written consent proposal for this annual meeting, the Board revisited its review and analysis. Specifically, the Board considered whether there have been any material changes to the factors that the Board had considered with respect to the potential adoption of a written consent right. After thorough consideration, the Board determined that adopting a written consent right is not in the best interests of HP or our stockholders at this time for the following reasons:

- HP believes that every stockholder's vote is important and deserves consideration;

- action by written consent is less transparent and less democratic than action at a stockholder meeting, because stockholder action by written consent may not result in all stockholders receiving advance notice of a proposed action prior to its approval by written consent, does not permit a variety of views on a proposal to be exchanged or inquiries about proposed actions to be made, and does not require that a proxy statement containing accurate and complete information be distributed before the proposed action;

- this concern is particularly acute in that it would provide a small subset of stockholders, who may have short-term or special interests and have no fiduciary duties to other stockholders, an ability to unilaterally approve their own proposed actions that are not in the best interests of all stockholders, without giving the remaining stockholders notice of the proposed action or the opportunity to participate in it;

- action by written consent can create substantial confusion and disruption, as different stockholder groups may solicit multiple written consents simultaneously, some of which may be duplicative or contradictory, which could create administrative and financial burdens for HP without a corresponding benefit to stockholders; and

- our stockholders' existing right to call a special meeting at a 15% threshold is realistic to achieve given our current stockholder base; moreover contrary to the assertions made in the proposal, beneficial owners who hold their shares in "street name" through a broker, trustee or other nominee can still exercise this right by instructing the record holder through which they hold shares to act on their behalf.

For all of the above reasons, the Board continues to believe that this proposal is not in the best interest of all of our stockholders.

Vote Required

Approval of this stockholder proposal requires the affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to vote on the proposal at the annual meeting.

Other matters

Questions and Answers

Proxy Materials

1. Why am I receiving these materials?

We have made these materials available to you or delivered paper copies to you by mail in connection with our annual meeting of stockholders, which will take place online on Monday, April 24, 2023. As a stockholder, you are invited to participate in the annual meeting via live audio webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under the SEC rules and that is designed to assist you in voting your shares. The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the Board and Board committees, the compensation of our Directors and certain executive officers for fiscal 2022 and other required information. See Questions 16 and 17 below for information regarding how you can vote your shares at the annual meeting or by proxy (without attending the annual meeting).

2. What is included in the proxy materials?

The proxy materials include:

- our proxy statement for the 2023 annual meeting of stockholders; and
- our Annual Report on Form 10-K for the fiscal year ended October 31, 2022.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction card for the annual meeting. If you received a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials, see Questions 16 and 17 below for information regarding how you can vote your shares.

3. Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the full set of proxy materials?

This year, we are using the SEC rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail, should they so desire. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the notice of the Internet availability of the proxy materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

4. Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

We are providing some of our stockholders, including stockholders who have previously requested to receive paper copies of the proxy materials and some of our stockholders who are living outside of the United States, with paper copies of the proxy materials instead of a notice of the Internet availability of the proxy materials.

In addition, we are providing proxy materials or notice of the Internet availability of the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials or notice electronically. Those stockholders should receive an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

5. How can I access the proxy materials over the Internet?

Your notice of the Internet availability of the proxy materials, proxy card, or voting instruction card will contain instructions on how to:

- view our proxy materials for the annual meeting on the Internet; and
- instruct us to send our future proxy materials to you electronically by e-mail.

Our proxy materials are available at www.proxyvote.com/HP. Please have your 16-digit control number available to access them.

Your notice of the Internet availability of the proxy materials, proxy card, or voting instruction card will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Choosing to access your future proxy materials electronically will help us conserve natural resources and reduce the costs of distributing our proxy materials. If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until you terminate it.

6. How may I obtain a paper copy of the proxy materials?

Stockholders receiving a notice of the Internet availability of the proxy materials will find instructions about how to obtain a paper copy of the proxy materials on their notice. Stockholders receiving notice of the Internet availability of the proxy materials by e-mail will find instructions about how to obtain a paper copy of the proxy materials as part of that e-mail. All stockholders who do not receive a notice or an e-mail will receive a paper copy of the proxy materials by mail.

7. I share an address with another stockholder, and we received only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How may I obtain an additional copy?

If you share an address with another stockholder, you may receive only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, unless you have provided contrary instructions. If you wish to receive a separate set of the proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

By Internet: www.proxyvote.com/HP
By telephone: 1-800-579-1639
By e-mail: sendmaterial@proxyvote.com

If you request a separate set of the proxy materials or notice of Internet availability of the proxy materials by e-mail, please be sure to include your control number in the subject line. A separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, will be sent promptly following receipt of your request. If you are a beneficial owner and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting your individual broker.

If you are a stockholder of record and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please contact our transfer agent. See Question 21 below.

If you are the beneficial owner of shares held through a broker, trustee, or other nominee and you wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please call Broadridge at:

1-866-540-7095

All stockholders also may write to HP at the address below to request a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, and materials will be delivered promptly upon receiving your request:

HP Inc.
Investor Relations
1501 Page Mill Road
Palo Alto, CA 94304

8. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact our transfer agent. See Question 21 below.

Beneficial owners of shares held through a broker, trustee, or other nominee sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

1-866-540-7095

9. What should I do if I receive more than one notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

You may receive more than one notice, more than one e-mail, or more than one paper copy of the proxy materials, including multiple paper copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice, a separate e-mail, or a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one notice, more than one e-mail or more than one proxy card. To vote all of your shares by proxy, you must either vote by Internet or by telephone, or complete, sign, date, and return each proxy card and voting instruction card that you receive and/or vote over the Internet the shares represented by each notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails).

10. How may I obtain a copy of HP's 2022 Form 10-K and other financial information?

Stockholders may request a free copy of our combined 2022 Annual Report and 2023 Proxy Statement, which includes our 2022 Form 10-K and the financial statements and the financial statement schedules for the last completed fiscal year, from:

HP Inc.
Investor Relations
1501 Page Mill Road
Palo Alto, CA 94304
https://investor.hp.com/resources/information-request/default.aspx

All of HP's filings, including the 2022 Form 10-K are also available on HP's Investor Relations site:

https://investor.hp.com

We also will furnish any exhibit to the 2022 Form 10-K if specifically requested.

Voting Information

11. What proposals will be voted on at the meeting? How does the Board recommend that I vote and what is the voting requirement for each of the proposals? What effect will abstentions and broker non-votes have?

Proposals	Board Recommendation	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Election of Directors	FOR EACH NOMINEE	Majority of votes cast	None	No effect
Ratification of Independent Registered Public Accounting Firm	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	N/A (No Broker Non-Votes (Expected to be Routine Matter))
Advisory Vote to Approve Executive Compensation ("Say on Pay" Vote)	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No effect
Advisory Vote on the Frequency of Future "Say on Pay" Votes	ONE YEAR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal*	Same as "AGAINST"	No effect
Stockholder Proposal: Right to Act by Written Consent	AGAINST	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No effect

* If none of the four choices for this proposal receive an affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on this proposal, the Board will consider the choice that receives the highest number of votes as the choice supported by our stockholders.

We also will consider any other business that properly comes before the annual meeting. See Question 28 below.

12. What are broker non-votes?

A broker non-vote occurs with respect to a proposal when a broker, trustee, or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner. Under the rules of the NYSE, brokers, trustees, or other nominees may generally vote on routine matters without instructions from a beneficial owner but cannot vote on non-routine matters. In tabulating the voting results for any particular proposal, broker non-votes are not counted.

Note that whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, trustee or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you vote by proxy card and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, FOR the approval of the compensation of our named executive officers ("say on pay" vote), ONE YEAR for the frequency of future "say on pay" votes, and AGAINST the stockholder proposal regarding written consent).

For any shares you hold in the HP 401(k) Plan, if your voting instructions are not received by 11:59 p.m., Eastern Time, on April 19, 2023, your shares will be voted in proportion to the way the shares held by the other HP 401(k) Plan participants are voted, except as may be otherwise required by law.

Broker non-votes differ from abstentions. For the effect of abstentions on the matters to be voted on at the annual meeting, please refer to Question 11 above.

13. Is cumulative voting permitted for the election of Directors?

No, you may not cumulate your votes in the election of Directors. At the 2016 Annual Meeting, our stockholders approved an amendment to the Certificate of Incorporation eliminating cumulative voting. Therefore, cumulative voting is no longer available to our stockholders.

14. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

- Stockholder of Record—If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the "stockholder of record." As the stockholder of record, you have the right to grant your voting proxy directly to HP or to a third party, or to vote your shares during the annual meeting.
- Beneficial Owner—If your shares are held in a brokerage account, by a trustee, or by another nominee (that is, in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner of those shares, you have the right to direct your broker, trustee, or nominee how to vote, or to vote your shares during the annual meeting (other than shares held in the HP 401(k) Plan, which must be voted prior to the annual meeting).

Most of our stockholders hold their shares through a broker, trustee, or other nominee rather than directly in their own name.

15. Who is entitled to vote and how many shares can I vote?

Each holder of shares of HP common stock issued and outstanding as of the close of business on February 23, 2023, the record date for the annual meeting, is entitled to cast one vote per share on all items being voted upon at the annual meeting. You may vote all shares owned by you as of this time, including (1) shares held directly in your name as the stockholder of record, including shares purchased through our dividend reinvestment program and employee stock purchase plans, and shares held through our Direct Registration Service; and (2) shares held for you as the beneficial owner through a broker, trustee, or other nominee.

On the record date, HP had approximately 985,328,082 shares of common stock issued and outstanding.

16. How can I vote my shares during the annual meeting?

This year's annual meeting will be held entirely online to allow greater participation. Stockholders may participate in the annual meeting by visiting the following website:

www.virtualshareholdermeeting.com/HPQ2023

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker or other nominee that holds your shares. Shares held in your name as the stockholder of record may be voted electronically during the annual meeting. Shares for which you are the beneficial owner but not the stockholder of record may also be voted electronically during the annual meeting.

Please note that shares held in the HP 401(k) Plan cannot be voted electronically during the annual meeting. If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 19, 2023 for the trustee to vote your shares. However, holders of shares in the HP 401(k) Plan will still be able to view the annual meeting webcast and ask questions during the annual meeting.

Even if you plan to participate in the annual meeting online, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to participate in the annual meeting.

17. How can I vote my shares without participating in the annual meeting?

Whether you hold shares directly as the stockholder of record or through a broker, trustee, or other nominee as the beneficial owner, you may direct how your shares are voted without participating in the annual meeting. There are three ways to vote by proxy:

- VIA THE INTERNET: Stockholders who have received a notice of the Internet availability of the proxy materials by mail may submit proxies over the Internet by following the instructions on the notice. Stockholders who have received notice of the Internet availability of the proxy materials by e-mail may submit proxies over the Internet by following the instructions included in the e-mail. Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

- VIA TELEPHONE: Stockholders of record who live in the United States or Canada may submit proxies by telephone by calling 1-800-690-6903 and following the instructions. Stockholders of record who have received a notice of the Internet availability of the proxy materials by mail must have the control number that appears on their notice available when voting. Stockholders of record who received notice of the Internet availability of the proxy materials by e-mail must have the control number included in the e-mail available when voting. Stockholders of record who have received a proxy card by mail must have the control number that appears on their proxy card available when voting. Most stockholders who are beneficial owners of their shares living in the United States or Canada and who have received a voting instruction card by mail may vote by phone by calling the number specified on the voting instruction card provided by their broker, trustee, or nominee. Those stockholders should check the voting instruction card for telephone voting availability.

- VIA MAIL: Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

18. What is the deadline for voting my shares?

If you hold shares as the stockholder of record or as a beneficial owner, your vote by proxy must be received before the polls close during the annual meeting.

If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 19, 2023 for the trustee to vote your shares. If you are the beneficial owner of shares held through a broker, trustee, or other nominee (including any shares held as a result of your participation in HP's 2011 Employee Stock Purchase Plan (the "ESPP")), please follow the voting instructions provided by your broker, trustee or nominee. The deadline to provide voting instructions for shares you hold as a beneficial owner may be earlier than the deadline provided above.

19. May I change my vote or revoke my proxy?

You may change your vote or revoke your proxy at any time prior to the vote during the annual meeting, except that any change to your voting instructions for shares held in the HP 401(k) Plan must be provided by 11:59 p.m., Eastern Time, on April 19, 2023 as described above.

If you are the stockholder of record, you may change your vote by: (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy); (2) providing a written notice of revocation to the Corporate Secretary at the address below in Question 32 prior to your shares being voted; or (3) participating in the meeting and voting your shares electronically during the annual meeting. Participation in the annual meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. If you are a beneficial owner you may change your vote by submitting new voting instructions to your broker, trustee, or nominee, or by participating in the meeting and electronically voting your shares during the meeting (except that shares held in the HP 401(k) Plan cannot be voted electronically at the annual meeting).

20. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, either within HP or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the votes; and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide on their proxy card written comments, which are then forwarded to management.

21. What if I have questions for our transfer agent?

Please contact our transfer agent, at the phone number or address listed below, with questions concerning stock certificates, dividend checks, transfer of ownership, or other matters pertaining to your stock account.

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)

A dividend reinvestment and stock purchase program is also available through our transfer agent. For information about this program, please contact our EQ Shareowner Services transfer agent as follows:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)

22. How can I attend the annual meeting?

This year's annual meeting will be a completely virtual meeting of stockholders, which will be conducted through an audio webcast. You are entitled to participate in the annual meeting only if you were an HP stockholder or joint holder as of the close of business on February 23, 2023 or if you hold a valid proxy for the annual meeting.

You will be able to attend the annual meeting of stockholders online and submit your questions before and during the meeting by visiting www.virtualshareholdermeeting.com/HPQ2023. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker, or other nominee that holds your shares.

The meeting webcast will begin promptly at 2:00 p.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 1:30 p.m., Pacific Time, and you should allow ample time to log in to the meeting webcast and test your computer audio system.

Information as to how to obtain the list of stockholders entitled to vote at the annual meeting will be available during the ten days preceding the annual meeting at the website for the annual meeting: www.virtualshareholdermeeting.com/HPQ2023.

23. What is the pre-meeting forum and how can I access it?

The online format for the annual meeting allows us to communicate more effectively with you. Our pre-meeting forum, where you can submit questions in advance of the annual meeting, can be entered by visiting www.proxyvote.com/HP. We respond to all stockholder submissions received through the forum in writing on our investor relations website.

24. Why a virtual meeting?

Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. You will be able to attend the annual meeting of stockholders online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/HPQ2023. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

25. What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

1-855-449-0991 (Toll-free)
1-720-378-5962 (Toll line)

26. How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of HP common stock entitled to vote must be present in person or represented by proxy. Both abstentions and broker non-votes described previously in Question 12 above are counted for the purpose of determining the presence of a quorum.

27. What constitutes a quorum for the annual meeting, and what happens if a quorum is not present at the annual meeting?

A quorum for the annual meeting is established if the holders of a majority in voting power of our stock issued and outstanding and entitled to vote at the annual meeting are present in person or by proxy. If a quorum is not present at the scheduled time of the annual meeting, then either the chairman of the annual meeting or the stockholders by vote of the holders of a majority of the stock present in person or represented by proxy at the annual meeting are authorized by our Bylaws to adjourn the annual meeting until a quorum is present or represented.

28. What happens if additional matters are presented at the annual meeting?

Other than the five items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. In the event that any nominee should become unavailable, the proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will vote for a substitute nominee or nominees designated by the Board, unless the Board decides to decrease the size of the Board. If any substitute nominees are so designated, we will file an amended proxy statement or additional soliciting material that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement or additional soliciting material and to serve as directors if elected, and includes certain biographical and other information about such nominees required by the applicable SEC rules.

29. Who will serve as inspector of elections?

The inspector of elections will be a representative from an independent firm, Broadridge.

30. Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days of the annual meeting.

31. Who will bear the cost for the solicitation of proxies by HP?

HP is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by certain of our Directors, officers, and employees, who will not receive any additional compensation for such solicitation activities.

We have hired Innisfree M&A Incorporated ("Innisfree") and Alliance Advisors LLC ("Alliance") to assist us in the solicitation of votes described above. We will pay Innisfree a base fee of $20,000 and Alliance a base fee of $35,000 plus customary costs and expenses for these services. We have agreed to indemnify Innisfree against certain liabilities arising out of or in connection with these services. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

32. What is the deadline to propose actions (other than Director nominations) for consideration at next year's annual meeting of stockholders?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the Corporate Secretary must receive the written proposal at our principal executive offices no later than October 27, 2023. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals should be addressed to our Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304.

For a stockholder proposal that is not intended to be included in our proxy statement for next year's annual meeting under Rule 14a-8, the stockholder must provide the information required by our Bylaws and give timely notice to the Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by the Corporate Secretary:

- not earlier than the close of business on December 26, 2023; and
- not later than the close of business on January 25, 2024.

If the date of the stockholder meeting is moved more than 30 days before or 60 days after the anniversary of our annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and not later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

Deadlines for the nomination of Director candidates are discussed in Question 34 below.

33. How may I recommend individuals to serve as Directors and what is the deadline for a Director recommendation?

You may recommend Director candidates for consideration by the NGSR Committee. Any such recommendations should include verification of the stockholder status of the person submitting the recommendation and the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304. See "Identifying and Evaluating Candidates for Directors" above for more information regarding our Board membership criteria.

A stockholder may send a recommended Director candidate's name and information to the Board at any time. Generally, such proposed candidates are considered at the first or second Board meeting prior to the issuance of the proxy statement for our annual meeting.

34. How may I nominate individuals to serve as Directors and what are the deadlines for a Director nomination?

Our Bylaws permit stockholders to nominate Directors for consideration at an annual meeting. To nominate a Director for consideration at an annual meeting, a nominating stockholder must provide the information required by our Bylaws and give timely notice of the nomination to the Corporate Secretary in accordance with our Bylaws, and each nominee must meet the qualifications required by our Bylaws. To nominate a Director for consideration at next year's annual meeting (but not for inclusion in our annual proxy statement), the notice must be received by the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304, between the close of business on December 26, 2023 and the close of business on January 25, 2024, unless the annual meeting is moved by more than 30 days before or 60 days after the anniversary of the prior year's annual meeting, in which case the deadline will be as described in Question 32 above.

In addition, our Bylaws provide that under certain circumstances, a stockholder or group of stockholders may seek to include Director candidates that they have nominated in our annual meeting proxy statement. These proxy access provisions of our Bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include Director candidates in our annual meeting proxy statement must own 3% or more of HP's outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any annual meeting proxy statement cannot exceed 20% of the number of Directors in office as of the last day on which a request to include a stockholder-nominated candidate may be delivered in accordance with our Bylaws. If 20% is not a whole number, the maximum number of stockholder-nominated candidates would be the closest whole number below 20%. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of stockholder-nominated candidates exceeds 20%, each nominating stockholder or group of stockholders may select one nominee for inclusion in our proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of HP common stock held by each nominating stockholder or group of stockholders. The nominating stockholder or group of stockholders also must deliver the information required by our Bylaws, and each nominee must meet the qualifications required by our Bylaws. Requests to include stockholder-nominated candidates in our proxy materials for next year's annual meeting must be received by the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304:

- not earlier than the close of business on November 26, 2023; and
- not later than the close of business on December 26, 2023.

In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the advance notice provisions of our Bylaws for next year's annual meeting, then such stockholder must provide proper written notice that sets forth all the information required by Rule 14a-19 under the Exchange Act to the Corporate Secretary at the address above by February 24, 2024 (or, if next year's annual meeting is called for a date that is more than 30 days before or more than 30 days after the first anniversary of this year's annual meeting, then notice must be provided not later than the close of business on the later of the 60th day prior to the date of the 2024 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of such meeting is first made by HP). The notice requirements under Rule 14a-19 are in addition to the applicable advance notice requirements under our Bylaws as described above.

35. How may I obtain a copy of the provisions of our Bylaws regarding stockholder proposals and Director nominations?

You may contact the Corporate Secretary at our principal executive offices, HP Inc., 1501 Page Mill Road, Palo Alto, California 94304, for a copy of the relevant Bylaws provisions regarding the requirements for making stockholder proposals and nominating Director candidates. Our Bylaws are also available on our investor relations website at https://investor.hp.com.

36. Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy, you should contact our proxy solicitors:

Alliance Advisors LLC	Innisfree M&A Incorporated
200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 (855) 796-2123 HPQ@allianceadvisors.com	Stockholders: (877) 750-5838 (Toll-free from the U.S. and Canada) (412) 232-3651 (International) Banks and brokers (call collect): (212) 750-5833

Forward-Looking Statements

This proxy statement contains forward-looking statements based on current expectations and assumptions that involve risks and uncertainties. If the risks or uncertainties ever materialize or the assumptions prove incorrect, they could affect the business and results of operations of HP and its consolidated subsidiaries which may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to, any statements regarding the impact of the COVID-19 pandemic; projections of net revenue, margins, expenses, effective tax rates, net earnings, net earnings per share, cash flows, benefit plan funding, deferred taxes, share repurchases, foreign currency exchange rates or other financial items; any projections of the amount, timing or impact of cost savings or restructuring and other charges, planned structural cost reductions and productivity initiatives; any statements of the plans, strategies and objectives of management for future operations, including, but not limited to, our business model and transformation, our sustainability goals, our go-to-market strategy, the execution of restructuring plans and any resulting cost savings (including the fiscal 2023 plan), net revenue or profitability improvements or other financial impacts; any statements concerning the expected development, demand, performance, market share or competitive performance relating to products or services; any statements concerning potential supply constraints, component shortages, manufacturing disruptions or logistics challenges; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on HP and its financial performance; any statements regarding pending investigations, claims, disputes or other litigation matters; any statements of expectation or belief as to the timing and expected benefits of acquisitions and other business combination and investment transactions (including the recent acquisition of Poly); and any statements of assumptions underlying any of the foregoing. Forward-looking statements can also generally be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will," "would," "could," "can," "may," and similar terms. Risks, uncertainties and assumptions include the factors discussed in "Risk Factors" in Item 1A of Part I of HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2022 and that are otherwise described or updated from time to time in HP's other filings with the SEC. The forward-looking statements in this report are made as of the date of this filing and HP assumes no obligation and does not intend to update these forward-looking statements.

Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in HP's filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Reconciliation of GAAP Measures to Non-GAAP Measures

In this proxy statement, HP discloses the following non-GAAP financial measures:

- Non-GAAP operating profit: Non-GAAP operating profit is a non-GAAP measure that is defined as GAAP operating profit, exclusive of costs related to restructuring and other charges, acquisition and divestiture charges, amortization of intangible assets and Russia exit charges. Management uses non-GAAP operating profit to evaluate and forecast our performance before gains, losses, or other charges that are considered by management to be outside of our core business segment operating results. We believe that presenting non-GAAP operating profit provides investors with greater visibility with respect to the information used by management in its financial and operational decision making. We further believe that providing this additional non-GAAP information helps investors understand our operating performance and evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP operating profit.

- Non-GAAP free cash flow: Non-GAAP free cash flow is a non-GAAP measure that is defined as net cash provided by operating activities adjusted for net investments in leases and net investments in property, plant and equipment. HP's management uses non-GAAP free cash flow for the purpose of determining the amount of cash available for investment in HP's businesses, repurchasing stock and other purposes. HP's management also uses non-GAAP free cash flow to evaluate HP's historical and prospective liquidity. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for net cash provided by operating activities.

(in millions)	Twelve months ended October 31, 2022
GAAP operating profit	$4,676
Non-GAAP adjustments:	
Restructuring and other charges	233
Acquisition and divestiture charges	318
Amortization of intangible assets	228
Russia exit charges	23
Non-GAAP operating profit	$5,478

(in millions)	Twelve months ended October 31, 2022
GAAP net cash provided by operating activities	$4,463
Non-GAAP adjustments:	
Net investments in property, plant and equipment	(765)
Net investments in leases	155
Non-GAAP free cash flow	$3,853